GEOLOGICAL REPORT

ON THE
LA COLORADA PROPERTY

WITH A

RESOURCE ESTIMATE

ON

LA COLORADA AND
EL CRESTON
MINERALIZED ZONES

Sonora, Mexico

28[o]48’ N, 110[o]34’ W

Topographic Sheets H12D42, H12D51, H12D52, H12D63

Prepared for

Pediment Gold Corporation
by
R.H. McMillan Ph.D., P.Geo.,
J.M. Dawson M.Sc., P. Eng.
Gary H. Giroux M.A.Sc., P. Eng.

November 30, 2009

Table of Contents
1	Title Page		1
2	Table of Contents		2
3	Summary		6
4	Introduction and Terms of Reference		8
5	Reliance on Other Experts		8
6	Property Description and Legal Framework		9
7	Location, Accessibility, Climate, Infrastructure and Physiography		15
8	History of Mining and Exploration		15
9	Geological Setting of La Colorada Area		21
10	Deposit Types		29
11	Mineralization – La Colorada Area		31
12	Exploration by Pediment Gold Corp.		37
13	Drilling		38
14	Sampling Method and Approach		50
15	Sample Preparation, Analyses and Security		51
16	Data Verification		53
17	Adjacent Properties		55
18	Mineral Processing and Metallurgical Testing		55
19	Mineral Resource and Mineral Reserve Estimates		57
20	Other Relevant Data and Information		81
21	Interpretation and Conclusions		81
22	Recommendations		82
23	References		86
24	Writers Certificates		88

List of Figures

Figure	1	Location Map - La Colorada Property	following page 5
Figure	2	Concession Map A – La Colorada Property	following page 9
Figure	3	Concession Map B – La Colorada Property	following figure 2
Figure	4	Concession Map C – La Colorada Property	following figure 3
Figure	5	Concession Map D – La Colorada Property	following figure 4
Figure	6	Surface Ownership – La Colorada Property	following page 12
Figure	7	Generalized Property Geology – La Colorada Property	following page 21
Figure	8	Detailed Geology Map, Main Production Areas – La Colorada Property
			following page 22
Figure	9	Generalized Alteration Patterns – Low Sulphidization Epithermal Deposit
			following page 31
Figure	10	Major Gold Silver Districts of Mexico	following figure 9
Figure	11	Northwestern Sonora Gold Belt	following figure 10
Figure	12	Geologic Section E 541386, La Colorada-Gran Central Deposits
			following page 33
Figure	13	Geologic Section E 542727, El Creston Deposit	following figure 12
Figure	14	Main Areas of Past Production and Mineralized Zones - La Colorada
			following page 37
Figure	15	Drill Hole Locations - La Colorada Property	following figure 14
Figure	16	Isometric view looking NE showing El Creston mineralized solids, drill hole traces

2

R.H. McMillan Ltd. Consulting Geologist

		and existing open pit outline.		58
Figure	17	Lognormal Cumulative Frequency Plot for Au in El Creston
		Mineralized solids		59
Figure	18	Isometric view looking E showing El Creston mineralized solids, drill hole traces
		and existing open pit outline.		61
Figure	19	Isometric view looking NE showing El Creston mineralized,
		solids and blast hole coverage.		62
Figure	20	Lognormal Cumulative Frequency plot for Gold in North Zone, El Creston		63
Figure	21	Lognormal Cumulative Frequency plot for Gold in South Zone, El Creston		63
Figure	22	Isometric view looking NE showing Gran Central and La Colorada
		and current surface topography		67
Figure	23	Isometric view looking NE showing Gran Central and the La Colorada
		and drill hole traces.		67
Figure	24	Swath plot for El Creston Au sorted by Easting		79
Figure	25	Swath plot for El Creston Au sorted by Northing		79
Figure	26	Swath plot for El Creston Au sorted by Elevation		79
Figure	27	Swath plot for La Colorada-Gran Central Au sorted by Easting		80
Figure	28	Swath plot for La Colorada-Gran Central Au sorted by Northing		80
Figure	29	Swath plot for La Colorada-Gran Central Au sorted by Elevation		80
Figure	30	Schematic Longitudinal Section, La Colorada Property	following figure	15

List of Plates

Plate	1	Looking northeasterly along the long axis of the El Creston pit.
		Note northerly dip of vein zone at far end of pit.	23
Plate	2	Detail of quartz stockwork inhHematized sediments in northeast face
		of El Creston pit	24
Plate	3	Looking southwesterly over Gran Central pit	25
Plate	4	Looking southwesterly along long axis of Gran Central pit.
		Note old underground workings on main Gran Central vein in far well	26
Plate	5	Looking westerly from north side of La Colorada pit towards bluff of
		Tertiary rhyolite (ignimbrite)	27

3

R.H. McMillan Ltd. Consulting Geologist

4

R.H. McMillan Ltd. Consulting Geologist

5

R.H. McMillan Ltd. Consulting Geologist

GILA BEND
ARIZONA
NEW MEXICO
10
TUCSON
USA
MEXICO
BAJA CALIFORNIA
NOGALES
AGUA PRIETA
CANANEA
15
CABORCA
SONORA
CHIHUAHUA
GULF OF CALIFORNIA
PROPERTY
HERMOSILLO
LA COLORADA
16
YECORA
GUAYMAS
CIUDAD OBREGON
SINALOA
LOS MOCHIS
U. S. A.
SONORA
GULF OF MEXICO
PACIFIC OCEAN
KILOMETRES
0
500
Guatemala
KILOMETRES
0
100
200
PEDIMENT GOLD CORP.
LOCATION MAP
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY:
DAWSON GEOL CONS LTD.
SCALE:
1:4,000,000
DRAWN BY:
JMD/KK
DATE:
NOV., 2009
APPROVED BY:
J M DAWSON, P. Eng.
RH McMILLAN, P. Geo.
DWG. NO.
1

3 Summary

This technical report has been prepared at the request of Mr. Gary Freeman, the
President of Pediment Gold Corporation, on behalf of Pediment to summarize the work by predecessor companies and that of Pediment and to recommend a future work program. A new mineral resource calculation has been prepared by one of the co-authors
(Mr. Gary Giroux) utilizing drilling data from the previous operator Explorationes
Eldorado S.A. de C.V. (EESA), as well as drill data generated by Pediment. The authors have prepared this report in conformance with the standards dictated by National
Instrument 43-101, with respect to the La Colorada Property located within the western foothills of the Sierra Madre Occidental Mountain Range of the State of Sonora, Mexico.

La Colorada District is located at the northwest end of the rich Sierra Madre
Occidental gold-silver belt and at the south end of the Northwest Sonora Gold Belt and has characteristics of both mineral districts. Host rocks are lightly metamorphosed
“basement” shelf- and slope- facies sedimentary rocks of Paleozoic Age and Cretaceous intrusive rocks. La Colorada mineralization is however related to Tertiary volcanism of the Lower and/or Upper Volcanic Series, which are genetically connected to the major epithermal deposits in the Sierra Madre Occidental mountains.

La Colorada Mining District has had significant past production estimated at between 3 and 5 million ounces of gold mainly between 1860 and 1916, when the
Mexican Revolution stopped underground mining operations. More recently, between
1993 and 2002, Explorationes Eldorado S.A. de C.V. (EESA) and a local contractor processed 14,886,807 tonnes of open-pit ore, recovering an estimated 352,666 ounces of gold and1,192,479 ounces of silver. EESA recovered gold and silver in an carbon recovery system and later by the Merrill-Crowe process. Recoveries were good for a heap leach operation, ranging from 60% Au for run-of-mine material to 80%Au for crushed ore – the average was 75% Au.

Resource estimates were made for the El Creston and La Colorada-Gran Central deposits by G. H. Giroux of Giroux Consultants Ltd. In both cases geologic solids were created by Pediment geologists to constrain the estimation process. Drill holes were compared to the solids and assays were tagged if inside or outside the solid. Gold and silver grade distributions for both mineralized and waste assays were examined and capping levels picked to handle outliers. Composites 5 m in length were created to honour the solid boundaries and used to model the grade continuity using variography.
Blocks 5 x 5 x 5 m in dimension were estimated by ordinary kriging in a series of passes with expanding search ellipses. Bulk density in each deposit was established from measured specific gravities. Estimated blocks were classified using grade continuity.
The results for a 0.3 g/t Au cutoff, a reasonable cutoff for open pit extraction, are tabulated below.

	Au
Class	Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal

			Au
	(g/t)	(tonnes)	(g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)

Measured	0.30	3,570,000	1.049	11.12	120,000	1,280,000

Indicated	0.30	15,690,000	0.963	7.65	485,000	3,860,000

M + I	0.30	19,250,000	0.978	8.30	605,000	5,130,000

Inferred	0.30	20,070,000	0.903	9.59	582,000	6,190,000

6

R.H. McMillan Ltd. Consulting Geologist

Mineral resources that are not mineral reserves do not have demonstrated economic viability. Mineral resource estimates do not account for mineability, selectivity, mining loss and dilution. These mineral resource estimates include inferred mineral resources that are normally considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. There is also no certainty that these inferred mineral resources will be converted to the measured and indicated categories through further drilling, or into mineral reserves, one economic considerations are applied.

In addition to the above drill-indicated resource, past work by EESA as well as
Pediment, has outlined mineralization which has underground potential, but there is insufficient data to calculate a NI 43-101 compliant resource. Further, EESA left a stockpile of crushed ore and a stockpile of run-of-mine material which have been partially tested by Pediment as possible ore.

The authors believe that there is excellent exploration potential on the large land position that Pediment has assembled surrounding the main La Colorada mining area. In particular, potential down-dip extensions to the known mineralization remain excellent exploration targets. Further, there is good potential in several of the mineral showings surrounding the mine area. In addition, areas in adjacent fault blocks covered by Tertiary
Volcanic rocks as well as alluvium and colluvium require drill testing utilizing the recent new exploration models

The authors recommend that exploration/development programs continue on the property. Initially, the work should have two foci: one on detailed work (mainly reverse circulation, diamond and becker drilling) on the areas with past mining activity and the second on regional evaluation of the 20 by 14 km. property. In addition, expenditure is required for:

1	Engineering and pre-feasibility - specifically preliminary mining scenarios such as open pit versus underground,

2	Metallurgical studies, coupled with documentation of the distribution of oxidized and un-oxidized ore,

3	Environmental impact studies, including sociological and community relationships,

4	Permitting,

5	Adjacent Property Evaluation and Acquisition

6	Geostatistical analysis and mineral resource calculation. This work should include:

For both El Creston and La Colorada-Gran Central, the oxide/mixed and mixed/sulphide surfaces should be modelled to allow for coding of each block in the model and to apply the appropriate bulk density value.

Representative specific gravity measurements should be taken from samples representing each of the oxidation states and waste material in each deposit.

The blast hole samples from La Colorada-Gran Central open pits should be located and brought into the data base for future estimations.

7

R.H. McMillan Ltd. Consulting Geologist

In the writers’ opinion, La Colorada Project is of sufficient merit to justify a significant exploration program which should include the elements recommended above and should total US$ 3,000,000.

4 Introduction and Terms of Reference

This technical report has been prepared at the request of Mr. Gary Freeman , the President of Pediment Gold Corp., 720 - 789 West Pender Street, Vancouver, B.C.

The report has been prepared in compliance with the requirements of National
Instrument 43-101 and Form 43-101F1 and is intended to be used as supporting documentation to be filed with the British Columbia Securities Commission and the TSX
Venture Exchange. Most importantly, a new National Instrument 43-101 compliant resource calculation by Mr. Gary Giroux is presented in Section 19.

Between 2007 and continuing into 2009, the Company has completed programs of geological mapping, surveying, rock chip sampling, data compilation, reverse circulation and diamond drilling. The object of this report is to provide documentation of this work and relevant work by previous mining operations on La Colorada Property.

In addition to a review of available historical data, two of writers visited La
Colorada property on 03 October 2009, in the company of Mr. Gary Freeman, Mr. Mel
Herdrick and Ing. Alberto Orozco. The Gran Central, La Colorada, El Creston and La
Veta Madre (Humberto) and Mina Verde Zones were visited in the field, as well as the mining and administrative infrastructure on the La Colorada Property. A total of 7 rock chip and 4 RC cutting samples were taken by McMillan and Dawson to provide comparison with Pediment Gold Corp. results.

Units of measure in this report are metric; monetary amounts referred to are in
United States (US) dollars or Mexican Pesos.

5 Reliance on Other Experts

This report is based on a review and digital compilation of publicly available and private data on the La Colorada Property, primarily from the published data as documented in the list of references at the end of this report. Messrs. Mel Herdick (VP of
Exploration) and Ing. Alberto Orozco (COO, Minera Pitalla, a subsidiary of Pediment
Gold Corp.) accompanied two of the authors (McMillan and Dawson) in a visit to the property on Oct 2 and 3, 2009. Messrs. Herdick and Orozco have managed the recent programs on the property by Pediment and are thoroughly familiar with the recent work.

Although the authors are satisfied that the data reported by Pediment and the previous operator Explorationes Eldorado S.A. de C.V. (EESA) was generated in a professional manner following accepted standards of professional geological practices, and that the historical data gives an accurate indication of the nature, style and possible economic value of known mineral occurrences on the property, there may be information not available to the authors that could be of importance for evaluation of the property.

8

R.H. McMillan Ltd. Consulting Geologist

The authors have not personally confirmed the validity of the exploration concessions held by Compania Minera Pitalla S.A. de C.V. (Pediment’s wholly owned
Mexican subsidiary), Exploraciones La Colorada S.A. or Minera Recami S.A. de C.V.
but have no reason to believe that they are not currently in good standing. Nor have the authors undertaken a title search however there are recent title opinions by licenciados
Paloma Magallon and Alberto M. Vasquez and they are contained in Appendix B. The authors are not aware of any encumbrances that may have been registered against the
Property. In addition, exhaustive discussions about and verification of various aspects of the concessions were carried out with Ing. Alberto Orozco, project manager of the La
Colorada property who confirmed all the data with the company’s “Perito”, Ing. Luis
Palafox.

Appropriate scientific methods and best professional judgment were utilized in the collection and interpretation of data discussed in this report. However, users of this report are cautioned that the evaluation methods used herein are subject to inherent uncertainties and assumptions, over which Messrs. McMillan, Dawson and Giroux have no control. These uncertainties and assumptions are stated herein. Users of this report are hereby advised to be aware of and understand these uncertainties and assumptions.

Data obtained from public domain and private sources were utilized in the preparation of this report, including data proved by Compania Minera Pitalla S.A. de
C.V. (Pediment’s wholly owned Mexican subsidiary), Eldorado, ALS Chemex, and data contained in public domain reports and maps published by the Consejo de Recursos
Minerales, its successor the Servicio Geologico Mexicano and the Instituto Nacional de
Estadistica Geografia e Informatica. Messrs. McMillan, Dawson and Giroux have taken all reasonable steps to satisfy themselves as to the reliability of such data and its suitability for use in this report.

6	Property Description and Legal Framework 6.1 Property Description and Title

The following information on the option agreements and status of the mineral concessions (claims) were provided by Pediment Gold Corp. and compiled by Mr. James
Dawson P.Eng.

The La Colorada property consists of 33 titled concessions in two irregular blocks (see Figure 2 & 3) separated by ground held by other interests. The smaller block to the northeast contains all of the past production sites and most of the known mineral occurrences. In addition, the La Noria concession, northeast of the past-producing open pits, (see Figures 3 & 4) is under application but title has not yet been granted.

The total land package aggregates 18,069.525 hectares (see Table 1) which is held through Pediment’s wholly owned Mexican subsidiary, Compania Minera Pitalla
S.A. de C.V.

9

R.H. McMillan Ltd. Consulting Geologist

Detail Concession Map
(see Fig.815-2B 1:40,000)
Detail of Core Area
(see Fig.815-2C 1:12,500)
SONORA IV
EXT. SONORA IV
LOS PILARES
SONORA I
SONORA V
LAS TINAJITAS
CRESTON DOS FRACC. II
CRESTON DOS FRACC. I
CRESTON TRES
CARMELITA
DOS FRACC. I
DOS FRACC. II
DOS FRACC. III
LCA-2
LCA
N
EXPLANATION
MINERA PITALLA 100%
OPTION AGREEMENT MINERA RECAMI
OPTION AGREEMENT EXPLORACIONES LA COLORADA
CONCESSIONS OWNED BY OTHER PARTIES
SCALE 1:100,000
0 500 1000 2500
METERS
PEDIMENT GOLD CORP
CONCESSION MAP A
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY:
DAWSON GEOLOGICAL CONS. LTD.
SCALE:
DRAWN BY:
JMD / KK
DATE:
APPROVED BY:
J. M. DAWSON, P. Eng.
DRAWING No.
2

537,500 E
542,500 E
SONORA IV
EXT. SONORA IV
CRESTON DOS FRACC. III
LA NORIA (Title pending)
LOS PILARES
SONORA I
VICKY
SONORA III
SONORA VI
CLAUDIA
SONORA LUZ
SONORA V
MUCULUFA
LOS PILARES
3'185,000 N
3'185,000 N
LAS TINAJITAS
FRACCION SONORA III
SONORA V
CARMELITA
CRESTON DOS FRACC. II
CRESTON DOS FRACC. I
CRESTON TRES
DOS FRACC. II
EXPLANATION
MINERA PITALLA 100%
OPTION AGREEMENT MINERA RECAM
OPTION AGREEMENT EXPLORACIONES LA COLORADA
CONCESSIONS OWNED BY OTHER PARTIES
SCALE 1:40,000
0 500 1000 1500 2000
METERS
PEDIMENT GOLD CORP
CONCESSION MAP B
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY: DAWSON GEOLOGICAL CONS. LTD.
SCALE: 1:40,000
DRAWN BY: JMD / KK
DATE: NOVEMBER, 2009
APPROVED BY: J. M. DAWSON, P. Eng. R. H. McMILLAN, P. Geo.
DRAWING No. 3

EXPLANATION
MINERA PITALLA 100%
OPTION AGREEMENT MINERA RECAMI
OPTION AGREEMENT EXPLORACIONES LA COLORADA
CONCESSIONS OWNED BY OTHER PARTIES
EXT. SONORA IV
SONORA IV
LA NORIA (Title pending)
SONORA I
LOS PILARES
CRESTONCITO
VICKY
3,136,000 N
SONORA III
LA CRUZ
SONORA VI
ROSALIA
VICENZA
SANDRA LUZ FRACCION 1
CLAUDIA
DEMASIAS DEL CRESTON
MELINA
LULU
SANDRA LUZ
MUCULUFA
SONORA II
EL CRESTON
SANDRA LUZ FRACCION 2
NERI
LOS PILARES
3,135,000 N
CARMELITA
FRACCION SONORA III
SONORA V
540,500 E
541,500 E
542,500 E
543,500 E
SCALE 1:12,500
0 100 200 300 400 500
METRES
PEDIMENT GOLD CORP
CONCESSION MAP C
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY:
SCALE:
DRAWN BY:
DATE:
APPROVED BY:
4

EXPLANATION
MINERA PITALLA 100%
OPTION AGREEMENT MINERA RECAMI
OPTION AGREEMENT EXPLORACIONES LA COLORADA
CONCESSIONS OWNED BY OTHER PARTIES
N
541,500 E
542,500 E
543,500 E
540,500 E
3,136,000 N
3,135,000 N
SONORA IV
LA NORIA (Title pending)
SONORA I
CRESTONCITO
EXT. SONORA IV
LOS PILARES
VICKY
SONORA III
LA CRUZ
SONORA VI
ROSALIA
VICENZA
SANDRA LUZ FRACCION 1
CLAUDIA
DEMASIAS DEL CRESTON
MELINA
LULU
SANDRA LUZ
MUCULUFA
SONORA II
EL CRESTON
SANDRA LUZ FRACCION 2
NERI
LOS PILARES
CARMELITA
FRACCION SONORA III
SONORA V
SCALE 1:12,500
0 100 200 300 400 500
METRES
PEDIMENT GOLD CORP
CONCESSION MAP D
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY:
DAWSON GEOLOGICAL CONS. LTD.
SCALE:
DRAWN BY:
JMD / KK
DATE:
APPROVED BY:
J. M. DAWSON, P. Eng.
DRAWING No.
5

The Melina concession represents a small fraction at the edge of the La Colorada pit. The company intends to acquire this ground but certain actions have to be completed by the Direction of Mines before this can be accomplished. A larger concession (Ext.
Sonora IV) was one of 19 concessions optioned from Exploraciones La Colorada S.A. de
C.V. The option purchase was subsequently exercised on 18 of these concessions however Ext. Sonora IV concession was cancelled by the Direction of Mines.
Exploraciones La Colorada believes it has a case for the removal of such cancellation and is appealing the decision. For this reason Pediment signed a second option agreement with Exploraciones La Colorada establishing that should they win the case against the
Direction of Mines they would transfer the concession to Compania Minera Pitalla for a payment of Pediment stock. As of this moment a decision by the courts is still pending.
Although the concession has been cancelled it has not yet been declared “free”. Until that time, the concession is not available for others to claim.

A further 8 concessions were purchased outright from Grupo Peñoles S.A. de
C.V. (see Table 3) and three concessions were optioned from Minera Recami S.A. de
C.V. The remaining four concessions were acquired directly by Pediment through staking.

Table 6-1 - LIST OF CONCESSIONS AND PAYMENT OF MINING RIGHTS – 2009

					Payment of rights 2009*

Concession Name	Title	Date of	Expires	Surface	1st Semester	2nd Semester
		Issue		Hectares

Carmelita	214065	10-Aug-51	9-Aug-51	150	$9,483.00	$9,483.00

Los Pilares	214187	10-Aug-01	9-Aug-51	250	$15,805.00	$15,805.00

Crestoncito	231252	25-Jan-08	24-Jan-58	2	$11.00	$11.00

Neri	232307	18-Jul-08	17-Jul-58	0.3294	$6.00	$6.00

Sonora V	211758	30-Jun-00	29-Jun-50	280.9564	$17,765.00	$17,765.00

Sonora III	211974	18-Aug-00	17-Aug-	51.0269	$3,288.00	$3,288.00
			50

Sonora I	211856	28-Jul-00	27 Jul-50	157.9862	$9,989.00	$9,989.00

Fracc Sonora II	211958	28-Jul-00	27-Jul-50	37.7795	$2,403.00	$2,403.00

La Muculufa	211945	28-Jul-00	27-Jul-50	24	$1,518.00	$1,518.00

La Cruz	217502	16-Jul-02	15-Jul-52	1.5488	$64.00	$64.00

Creston 3	218869	23-Jan-03	22-Jan-53	466.5758	$14,767.00	$14,767.00

Creston Dos	218680	3-Dec-02	2-Dec-52	109.7378	$3,479.00	$3,479.00
Fracc.III

Creston Dos	218679	3-Dec-02	2-Dec-52	4.4918	$159.00	$159.00
Fracc.II

Creston Dos	218678	3-Dec-02	2-Dec-52	344.5873	$10,909.00	$10,909.00
Fracc.I

Sonora IV	211788	28-Jul-00	27-Jul-50	554.4622	$35,088.00	$35,088.99

Vicenza	211757	30-Jun-00	29-Jun-50	1.468	$127.00	$127.00

Sonora VI	199425	19-Apr-94	18-Apr-44	19.6494	$2,226.00	$2,226.00

El Creston	199424	19-Apr-94	18-Apr-44	0.13	$112.00	$112.00

Lulu	198975	11-Feb-94	10-Feb-44	5.8738	$668.00	$668.00

Demasias del	199929	17-Jun-94	16-Jun-44	0.7715	$112.00	$112.00
Creston

Sonora II	187663	17-Sep-90	16-Sep-15	8.8206	$1,002.00	$1,002.00

Las Tinajitas	206409	16-Jan-98	15-Jan-48	140	$15,578.00	$15,578.00

Vicky	206407	16-Jan-98	15-Jan-48	24	$2,671.00	$2,671.00

Sandra Luz	199219	16-Mar-94	15-Mar-	12.9455	$1,447.00	$1,447.00
			44

Sandra Luz Fracc.1	216046	2-Apr-02	1-Apr-52		$32.00	$32.00

Sandra Luz Fracc.2	216047	2-Apr-02	1-Apr-52		$32.00	$32.00

Rosalia	213745	12-Jun-01	11-Jun-51	7.976	$506.00	$506.00

________________________________________________ 10 R.H. McMillan Ltd. Consulting Geologist

Claudia	213214	6-Apr-01	5-Apr-51	32.738	$2,087.00	$2,087.00

LCA	231232	25-Jan-08	24-Jan-58	13233.369	$67,229.00	$67,229.00

LCA2	232278	16-Jul-08	15-Jul-58	2000	$10,160.00	$10,160.00

Dos Fracc I	231247	25-Jan-08	24-Jan-58	117.847	$600.00	$600.00

Dos Fracc II	231248	25-Jan-08	24-Jan-58	5.2974	$31.00	$31.00

Dos Fracc III	231249	25-Jan-08	24-Jan-58	22.7623	$117.00	$117.00

				Total
				Colorada	$229,471.00	$229,471.00

*Payment amounts are in Mexican pesos

Excluded are:

La Noria -Concession not yet titled (Titled 26/11/09)
Ext. Sonora IV -Concession cancelled and agreement expired. Pediment will reinstate the option to acquire this concession if courts rule in favour of
Exploraciones La Colorada
Melina -Concession to be acquired after certain actions by the Direction of Mines

All of the concessions currently owned or optioned by the company are shown on
Figures 2, 3 & 4. It was necessary to have 3 concession maps as there is a vast difference in size of individual parcels. Figure 5 covers the same area of Figure 4 but shows the concessions in relation to major surface features such as the El Creston, La Colorada and
Gran Central pits, waste dumps and old leach pads.

Under Mexican mining regulations, it is necessary to pay a tax for the “Mining
Rights” twice annually (first and second semester). This tax is calculated based on the surface area of a concession and does increase over time. The amounts payable (in
Mexican pesos) for each individual concession are shown in Table 1. The company has informed the writers that all payments have been made for 2009. The next payments are due before the end of June 2010 and will approximate the 2009 amounts.

The following tables (Tables 2 & 3) show the timeline of the acquisition of the various concessions, from whom they were acquired and the present status.

TABLE 6-2 - TIMELINE OF CONCESSION ACQUISITION

Date	Event	Agreement with	Comments

Jul. 2007	Staked “LCA”	None	Titled on January 2008
concession

2007	Exploration-option	Exploraciones La	Contract included mining
	contract	Colorada, S.A. de C.V.	concessions, surface ownership,
water-use concession and
facilities.

2007	Exploration-option	Minera Recami, S.A. de	5-year option contract
	contract	C.V.

May 2008	Staked “LCA 2”	None	Titled on July 2008
concession

Nov. 2007	Staked “DOS”	None	Titled on January 2008 in three
	concession		fractions

2008	Purchase of	Grupo Peñoles, S.A. de	Completed in one payment
	concessions	C.V.

Dec. 2008	Purchase contract	Exploraciones La	Total Price was renegotiated
		Colorada, S.A. de C.V.	and purchase was completed

________________________________________________ 11 R.H. McMillan Ltd. Consulting Geologist

2008	Option contract	Exploraciones La Colorada, S.A. de C.V.	For concession Ext. Sonora IV.
	Modification of option contract	Minera Recami, S.A. de C.V.	Total price was renegotiated. Payment in PEZ shares was included
2009	Staked	La Noria	Won by participating in Dirección General de Minas' lottery. (Titled 26/11/09)

TABLE 6-3 - COMPLETE LIST OF CONCESSIONS AND PROVENANCE

					Valid		
#	Concession	Agreement with	Title #	Surface (ha)	From	To	Status
1	Carmelita	Recami	214065	150.0000	10-Aug-2001	9-Aug-2051	Ok
2	Los Pilares	Recami	214187	249.0328	10-Aug-2001	9-Aug-2051	Ok
3	El Crestoncito	Recami/Pérez Priego	231252	1.1693	25-Jan-2008	24-Jan-2058	Ok
4	Ext.Sonora IV**	Exploraciones La Colorada	207597	443.0047	30-Jun-1998	29-Jun-2004	Can-celled
5	Neri	Exploraciones La Colorada	232307	0.2275	16-Jul-2008	17-Jul-2058	Ok
6	Sonora V	Exploraciones La Colorada	211758	280.9564	30-Jun-2000	29-Jun-2050	Ok
7	Sonora III	Exploraciones La Colorada	211974	51.0269	18-Aug-2000	17-Aug-2050	Ok
8	Sonora I	Exploraciones La Colorada	211856	157.9862	28-Jul-2000	27-Jul-2050	Ok
9	Fraccion Sonora III	Exploraciones La Colorada	211958	37.7795	27-Jul-2000	27-Jul-2050	Ok
10	La Muculufa	Exploraciones La Colorada	211945	24.0000	28-Jul-2000	27-Jul-2050	Ok
11	La Cruz	Exploraciones La Colorada	217502	1.5488	16-Jul-2002	15-Jul-2052	Ok
12	Creston Tres	Exploraciones La Colorada	218869	466-5758	23-Jan-2003	22-Jan-2053	Ok
13	Crerston Dos Fracc.III	Exploraciones La Colorada	218680	109.7378	3-Dec-2008	2-Dec-2052	Ok
14	Creston Dos Fracc.II	Exploraciones La Colorada	218679	4.4918	3-Dec-2002	2-Dec-2052	Ok
15	Creston Dos Fracc.I	Exploraciones La Colorada	218678	344.5873	3-Dec-2002	2-Dec-2052	Ok
16	Sonora IV	Exploraciones La Colorada	211788	554.4622	28-Jul-2000	27 Jul-2060	Ok
17	Vicenza	Exploraciones La Colorada	211757	1.4686	30-Jun-2000	28-Jun-2050	Ok
18	Sonora VI	Exploraciones La Colorada	199425	19.6494	19-Apr-1994	18-Apr-2044	Ok
19	El Creston	Exploraciones La Colorada	199424	0.1300	19-Apr-1994	18-Apr-2044	Ok
20	Lulu	Exploraciones La Colorada	198975	5.8738	Feb.1994	10-Feb-2044	Ok
21	Demasias del Creston	Exploraciones La Colorada	199929	0.7715	17-Jun-1994	16-Jun-2044	Ok
22	Sonora II	Exploraciones La Colorada	187663	8.8206	18-Sep-1990	16-Sep-2015	Ok
23	LCA	Pitalla staked	231232	13233.3690	25-Jan-2008	24-Jan-2058	Ok
2	LCA2	Pitalla staked	232278	2000.0000	16-Jul-2008	15-Jul-2058	Ok

12

R.H. McMillan Ltd. Consulting Geologist

EXPLANATION
Surface Ownership - Pediment
Ejido La Colorada
Possessory Rights
530,000 E
535,000 E
540,000 E
545,000 E
3190,000 E
3185,000 E
N
S
E
W
Sergio Torres Serrano
Jesus Carrillo E.
Arturo Ortega Molina
Marco A. Balderrama
Martha Sandra Bernal
MINERAL CONCESSION BOUNDARY
Mariza Maldonado de Tarazon
Ejido La Colorada
8,470 Ha.
La Colorada town
Surface Ownership
785 Ha.
MINERAL CONCESSION BOUNDARY
La Primavera Ranch
Mario Moreno
Ramon Leon Gutierrez
Hector Guillermo Balderrama
Possessory Rights
486 Ha.
Luis Sierra Maldonado
MINERAL CONCESSION BOUNDARY
Kilometres
0 0.5 1 1.5 2 2.5
PEDIMENT GOLD CORP.
SURFACE OWNERSHIP
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY: DAWSON GEOL CONS LTD.
SCALE: AS SHOWN
DRAWN BY: JMD/KK
DATE: NOV., 2009
APPROVED BY: J M DAWSON, P. Eng. RH McMILLAN, P. Geo.
DWG. NO. 6

	4

	2	Dos Fracc.I	Pitalla staked	231247	117.8470	25-Jan-2008	24-Jan-2058	Ok
	5

	2	Dos Fracc.II	Pitalla staked	231248	5.2974	25-Jan-2008	24-Jan-2058	Ok
	6

	2	Dos Fracc.III	Peñoles	231249	22.7623	25-Jan-2008	24-Jan-2058	Ok
	7

	2	Las Tinajitas	Peñoles	206409	140.0000	16-Jan-1998	15-Jan-2048	Ok
	8

	2	Vicky	Peñoles	206407	24.0000	16-Jan-1998	15-Jan-2048	Ok
	9

	3	Sandra Luz	Peñoles	199219	12.9455	16-Mar-	15-Mar-	Ok
	0					1994	2044

	3	Sandra Luz Fracc.1	Peñoles	216046	0.3766	2-Apr-2002	1-Apr-2048	Ok
	1

	3	Sandra Luz Fracc.2	Peñoles	216047	0.0173	2-Apr-2002	1-Apr-2048	Ok
	2

	3	Rosalia	Peñoles	213745	7.9760	12-Jun-2001	11-Jun-2051	Ok
	3

	3	Claudia	Peñoles	213214	32.7380	6-Apr-2001	5-Apr-2051	Ok
	4

	3	La Noria	Won in Lottery	235259	18.2630	4-Nov-2009	3-Nov-2059	Ok
	5

	3	Melina	Future	Pending	0.1598			Na
	6		Application

**		See comments in Paragraph 2 re the status of Ext. Sonora IV

As well as the mining rights given by a mining concession, it is necessary to have an agreement with the owner of the surface rights before commencing exploration work.
Such agreements usually entail a yearly fee for access to the land plus a guarantee to either restore the land to its original state or compensate the owner for any disturbance.
Figure 6 shows the owners of the surface rights overlying the most important mining concessions. Pediment owns outright title to 785 hectares which covers most of the main zone of interest. Agreements are in place with the owners of the remaining surface rights covering the area of the concessions.

6.2 Mining Law – Mexico

The information in this section is largely derived from McMillan and Hodder
(2008). The authors do not monitor legal and taxation issues in Mexico and some of the following information could be obsolete. It has been included as potentially useful information, however the reader should consult competent legal and/or taxation experts for up-to-date reliable information.

In 1993 Mexico enacted legislation that allows 100% foreign ownership of
Mexican companies. In 1994 the North American Free Trade Agreement (NAFTA) came into effect further reducing barriers to foreign investment by Canadian and American companies. Corporate income tax rates in Mexico are currently 28%, and in addition there is a minimum tax of 1.8% of assets. Mexico also has a Value Added Tax (IVA) at a rate of 15%, however credits towards VAT are available for exports. For Corporate tax, fixed assets are depreciated on a straight-line basis at a rate of 5% to 100% depending on the type of asset. Losses can be carried forward for 10 years for corporate tax purposes.
Dividends are subject to a dividend tax only if the distribution is from earnings on which corporate income tax has not been paid. Withholding tax at a rate of 10% to 25% is

13

R.H. McMillan Ltd. Consulting Geologist

applied to payments of interest, technical assistance and royalties and 35% to royalties on intellectual property and trade names and marks. Mexican mining law does not require payment of royalties to the Government. There are no restrictions on capital repatriation.

Under Mexican mining law, the Ministry of Economy, through the General
Bureau of Mines, will grant to individuals with Mexican nationality, and Mexican-
registered companies, legal rights to mining concessions. The Mining Law was amended in 2005 to create a sole mining concession which has an effective period of 50 years, with renewal rights. Mining rights are subject to annual work requirements and payment of surface taxes on a semi-annual basis.

Mexico has federal and state laws and regulations designed to protect the environment, including regulations concerning water, air and noise pollution as well as hazardous substances. The principal environmental legislation in Mexico is the Ley
General del Equilibrio Ecológico y la Protección del Ambiente (the 'General Law of
Ecological Balance and Environmental Protection' or the 'General Law'), which provides for general environmental rules and policies, with specific requirements and regulations regarding air pollution, hazardous substances, environmental impact and others (the
'Environmental Regulations'). Additionally, there are a series of 'Mexican Official
Norms' that establish ecological and technical standards and requirements on various environmental related matters (the 'Ecological Standards').

The Secretaria del Medio Ambiente y Recursos Naturales (the 'Ministry of the
Environment and Natural Resources' or 'SEMARNAT') is the federal agency in charge of monitoring compliance with and enforcing the General Law, the Environmental
Regulations and the Ecological Standards (collectively, the 'Environmental Laws'). On enforcement matters, the SEMARNAT acts mainly through the Procuraduria Federal de
Protección del Ambiente (the 'Federal Bureau of Environmental Protection' or
'PROFEPA') and in certain cases through other governmental entities under its control.
Environmental Laws also regulate environmental protection in the mining industry of
Mexico. In order to comply with these laws, a series of permits, licences and authorizations must be obtained by a concession holder during the exploration and exploitation stages of a mining project. Generally, these permits and authorizations are issued on a timely basis after the completion of an application by a concession holder.

To maintain Mining Concessions an Assessment of Work Report must be submitted during the month of May of each year with the General Bureau of Mines.
Work Assessment Reports are required for each concession or group of concessions that have a surface over 1,000 ha. The Regulations of the Mining Law establish the tables containing the minimum investment amounts that must be made on a concession or group of concessions. The amount will be updated annually in accordance with the variation of the Consumer Price Index.

Mining Duties are required to be paid by the concession holders during the months of January and July of each year for each concession(s) (on a per hectare basis), and evidence of the payment filed with the General Bureau of Mines during the months of February and August of each year. The rates of payment are published annually in the
Federal Fees Law and concessionaries (normally this work is done by the “perito minero”
of the company).

14

R.H. McMillan Ltd. Consulting Geologist

Failure to fulfill the required payments and conditions may cause cancellation of the mining concession(s).

During the exploration stage, the cost of complying with such Environmental
Laws should be included in the exploration budget. Until such time as the Issuer conducts larger more invasive procedures, such as trenching or bulk sampling, there is only nominal cost associated with compliance with the Environmental Laws. The Issuer’s exploration programs are not yet sufficiently advanced to allow an estimate of the future cost of such environmental compliance.

To the best of the author’s knowledge, all of the Issuer's property interests are currently in compliance with the Environmental Laws.

7 Location, Accessibility, Climate, Infrastructure and Physiography

The village of La Colorada and the La Colorada Property are located 40 kilometres southeast of Hermosillo city, in the State of Sonora, Mexico. Access is via paved Highway 16, which continues east to the city of Chihuahua.

La Colorada is a small village (population 300) of private homes with modest services such as a small tienda. However Hermosillo is a major industrial city with a large automobile manufacturing industry (Ford Motor Company), and a population of approximately 750,000, and several universities and technical colleges. The deep-water port city of Guaymas is located 125 km. south of Hermosillo and is connected by highway and rail.

La Colorada property (and Hermosillo) lie within the Sonora Desert climatic region, and have an arid climate, with summer temperatures sometimes exceeding 47 °C.
Winter temperatures vary from mild to cool in January and February. Rainfall is affected by the North American Monsoon, with over two-thirds of the 19.3 cm. (average) of rain falling between the months of July and September.

Elevations at La Colorada range between 400 and 650 metres. Vegetation consists of extensive mesquite and paloverde trees, cactus and sparse grass cover.

8	History

8.1 General Comments - History and Economy of Mexico

The information in the following section on the economy, history and recent political developments in Mexico is derived from McMillan and Hodder (2008) whose main source was the United States of America, Central Intelligence Agency (CIA)
Website.

The Mexican economy experienced five decades of political turbulence following
Mexico’s War for Independence (1810-1821) from Spain. Positive economic growth was experienced under the turbulent administrations of Porfirio Diaz (1876-1911) which, amongst claims of violence and fraud by his rule, accomplished growth through foreign

15

R.H. McMillan Ltd. Consulting Geologist

investment, European immigration, development of efficient transportation routes and exploitation of the country’s natural resources (CIA Factbook, 2007). Economic development stagnated and the positive environment for investment deteriorated amid claims of electoral fraud which accentuated the country’s political and social unrest and accelerated the onset of the Mexican Revolution between 1910 and 1917. During the revolution and shortly thereafter mineral exploitation was reduced and restricted to local operators (CIA World Factbook, 2007). The economic reconstruction of the country slowly took place in the decades following the revolution. The Mexican Revolution devastated the Mexican economy for several decades, resulting in little mineral exploration - in part due to lack of investment monies available for exploration and in part because of the animosity towards foreign investment.

From 1930 to 1970 the country again experienced a period of economic growth under the Import Substitution Industrialization (ISI) model which protected and promoted the development of national industries. Through the ISI model an economic boom occurred and industries rapidly expanded production. During this time the Gross
Domestic Product (GDP) increased due to changes in the economic structure including:
free land distribution to peasants under the concept of ejido, the nationalization of the oil and railroad companies, the introduction of social rights into the constitution, authorization for workers to form labour unions and improvements in infrastructure.

Neoliberal reforms began after the 1982 oil crises affected the country dramatically with the devaluation of the peso and suspension of foreign debt. Investors and lenders were unwilling to return to Mexico with its unprecedented inflation (which reached a record high in 1987 at 159.7%) . Privatization of state owned industries
(GATT, 1986) and the North American Free Trade Agreement (1992) allowed for growth but the economic crisis of December 1994 forced an international rescue package which cushioned the crisis. In 1994 the Mexican mining laws changed under the Ernesto
Zedillio (1994 to 2000) government which again opened up foreign investment allowing
100% foreign ownership of mining properties in the country. This change accelerated exploration investment throughout all of Mexico which was accentuated under the
Vicente Fox government (2000 to 2006) along with the global rise in the price of metals.

Since 2006, the Mexican economy has become the 14th largest in the world with a GDP that has surpassed one trillion dollars (US$). Mexico has slowly become a free market with an export-oriented economy and is now firmly established as a middle income country. With a growing GDP, a higher level of direct foreign investment than any other Latin American country and stable political climate, Mexico is more pluralistic and open to investment than in any period in the last seven decades. The peso has gained strength and foreign investment is at an all-time high especially in the mining and exploration sector.

Mexico is generally regarded as mining friendly and in recent times has been hospitable to both domestic and foreign mining companies. Skilled labour and professionals would be available locally if a mining operation were to be developed.

8.2 Exploration and Mining Activity – La Colorada Area

The following section is derived mainly from the reports of Nordin (1992) and
Herdrick (2007). Nordin (1992) described the early history of the mine property up to the

16

R.H. McMillan Ltd. Consulting Geologist

involvement of Explorationes Eldorado S.A. de C.V. (EESA). Herdrick (2007) has
documented the more recent work by both EESA and Pediment Gold Corp.

Gold was first discovered by Jesuit missionaries in the La Colorada-Minas
Prietas Mining district in 1740, and mining began shortly thereafter. Mining continued
until about 1745 but was terminated as a result of Yaqui Indian attacks. Spanish miners resumed work on the mines in 1790 and continued until they reached the water table at a depth between 30 and 60 metres. In 1860, an English company installed pumps and built a 48 stamp mill. In 1865, Mr Ricardo Johnson obtained the El Creston, Minas Prietas and
La Colorada Mines, and in the same year, Mr Pedro Monteverde located the Amarillas
Mine and Mr. Juan Vasquez located the Gran Central.

In 1877, Mr. Johnson sold his holdings to a group of bankers from Cleveland,
Ohio, who organized the Creston-Colorado Company. Mr. Johnson then built a 10 stamp mill on the Minas Prietas property. The property was subsequently sold to the Pan
American Company of New York in 1888, who installed one of the first operating cyanidation plants. In 1895, the London Exploration Company purchased the Gran
Central, Amarillas and La Verde Mines and constructed a 150 ton cyanide mill to treat ore and previously mined amalgamated tailings. The Mines Company of America acquired the Creston, Minas Prietas and La Colorada mines in 1902 and built a 400 ton cyanide mill. In 1913 they purchased the Gran Central, Amarillas and La Verde mines and built a 300 ton cyanide plant at Amarillas. Political unrest associated with the
Mexican revolution caused a halt to operations in 1916. Although watchmen were employed, in the hope that operations could resume, fires destroyed portions of the Gran
Central plant as well as the Colorada inclined shaft, and much of the machinery and equipment was vandalized and stolen. In 1920, some equipment was sent to the Mines
Company of America property at Dolores, Chihuahua, and in 1925, the remaining equipment was sent to the El Tigre mine at La Cura, Sonora. In 1925, Messrs. A.L. Lewis and W.C. Taylor obtained an option on the Creston Colorada Company and constructed a
25 ton experimental floatation plant on the property.

The El Creston, Gran Central and Amarillas mine workings were terminated at the 10th level (300 metres below surface) when a granitic intrusive was encountered below a flat-lying fault. Water then became a problem with inflows in excess of 2000 litres/minute. Production declined from 1912 to 1916 as a result of the lower grades and the water problem. Below the fault, the veins hosted in the granitic rocks were of lower grade and disrupted.

From various old reports Nordin (1992) has estimated the value of production over 40 years between 1876 and 1912 to have been between US$60 to $100 million from all the mines which constitute the La Colorada Property. This suggests production of between 3.0 and 5.0 million ounces of gold. An alternative estimate assuming a grade of
15 g/t Au (based on the sampling results of the old mines) and of the 1.5 to 2.0 million tonnes of old tailings would suggest 1.0 million ounces or more of gold production.

Since 1916, and prior to EESA’s involvement in 1991, there has been unrecorded production by gambusinos who have mined small local placers and scavenged high-grade material from the underground workings above the water table.

In the mid 1980’s, Minerales de Sotula S.A. de C.V. (a subsidiary of Campbell
Resources Ltd.) and Industrias Peñoles, S.A.B. de C.V. began acquiring claims on what

17

R.H. McMillan Ltd. Consulting Geologist

became the La Colorada Property. Subsequently in 1991, Cia. Minera Las Cuevas S.A.de
C.V., Mexican subsidiary of Noranda Inc., acquired an option on the claims, and subsequently expended US$350,000 on mapping, sampling and reverse circulation drilling on the La Colorada, Gran Central and El Creston deposits.

In 1991, HRC Development Corporation (HRC) and Rotor International S.A.
(Rotor), in a joint venture obtained an option from Sotula and subsequently incorporated
Explorationes Eldorado S.A. de C.V. (EESA) to hold the La Colorada Project on behalf of the joint venture. During 1991 and 1992, EESA completed 49 reverse circulation holes
(1050 metres), 34 percussion holes (350 metres) and extensive trenching. This work resulted in a resource estimate of 2.5 million tonnes @1.34 g/t Au at a cutoff grade of 0.3
g/t Au (Giroux and Charbonneau, 1992) based on the drilling which extended to the 390 level. Subsequently in 1992 and 1993, 74,925 tonnes of ore and 110,733 tonnes of waste were mined by open pit mining. Mr. Chester Miller successfully undertook a pilot heap-
leach test of 30,760 tonnes of run-of-mine material, producing approximately 1500 oz. of gold. Following this, a positive feasibility study resulted in mine construction beginning in 1993. The industrial scale phase started successfully as a conventional open pit, ROM, cyanide heap leach operation with an activated carbon recovery process. Mine construction started in September of 1993, with the first gold poured in January 1994.
During the second year of operations the recovery process was replaced with a conventional Merrill-Crowe circuit. Then, a two stage crushing circuit was implemented to treat ore coming from the Gran Central-La Colorada pits – this was required to achieve economical recovery levels. Construction started during 1996 and the crushing facility became operational in 1997. Approximately 30% of the ore was treated as run-of-mine and dumped directly onto the pads, with the rest being crushed in the two stage crushing plant to a size of -3/4”. The leaching-MC circuit had a processing capacity of approximately 8,000 tonnes of ore daily at its peak capacity, with 315 working days/yr.

EESA produced an estimated 1,500 ounces of gold and 66,124 ounces of silver in
1992-1993 in the test program. During commercial production between 1994 and 2000,
EESA produced approximately 290,000 ounces of gold and about 1 million ounces of silver. EESA sold the mine and plant to a local Hermosillo mine contractor Grupo Minero
FG S.A. de C.V. (FG), who continued limited production and decommissioning for year of so after 2000, and is estimated to have produced approximately 70,000 additional ounces of gold. EESA and FG production statistics (after Diaz, 2007 and Herdrick, 2007)
are as follows:

Table 8-1 – Historic La Colorada Production by Explorationes Eldorado
	S.A. de C.V. and Grupo Minero FG S.A. de C.V. 1993 to 2002

Year	Tonnes Ore	Au oz. produced	Ag oz. produced	Ag/Au	US $
	Processed			ratio	cash cost/ oz.

1993	77,899

1994	730,001	19,918	66,124	3.32	191

1995	1,179,344	31,128	81,659	2.62	209

1996	1,821,010	47,364	121,764	2.57	272

1997	2,184,850	53,236	184,178	3.46	295

1998	2,682,098	59,712	269,814	4.52	260?

1999	2,488,567	65,552	224,438	3.42	278?

2000	2,060,363	43,870	142,550	3.25	280?

2001	1,117,079	23,490	71,146	3.03

________________________________________________ 18 R.H. McMillan Ltd. Consulting Geologist

2002	545,596	8,396	30,806	3.67

	14,886,807	352,666	1,192,479	3.38

The following tabulation of the open pit production by EESA and FG is from Diaz (2007):

Production came from two pits, the El Creston-Minas Prietas and Gran Central-La
Colorada. Silver was co-produced by the heap leach in a ratio of approximately 4 ounces
Ag for each ounce of Au, despite the assay trends which are closer to 10 to 1 (Herdrick,
2007). According to Diaz (2007), the total amount of gold and silver ounces produced during the whole modern operation was 352,761 Au oz and 1,194,100 Ag oz, from a total of 14,892,970 tonnes of ore with an average grade of 1.04 g/t Au and 17.07 g/t Ag. The overall recoveries were 70.59% for Au and 14.61% for Ag.

Mining was conducted by Grupo Minero FG S.A. de C.V (FG) and a predecessor company of the same ownership. Mining was typically done on 5m benches, with 10m benches in areas of waste. Stripping ratio was approximately 3:1. Normal drill hole spacing was 4 x 4.5 metres in ore, increasing to as much as 5.5 x 6 in waste. Ore control utilized blast-hole samples that were fire assayed on site. Ore was trucked to the leach pads as run-of-mine material or to a conventional two-stage crushing facility for reduction to < 1inch in size. Approximately 30% of the ore was treated as run-of-mine and dumped directly onto pads. After being trucked to the leach pads, the ore was treated with a weak cyanide solution to dissolve the gold. A typical leach cycle took 45 days of primary leaching, followed by 30 days of re-leach. Approximately 60% of the gold was recovered in the first 40 days of primary leaching. The pregnant leach solution was collected and pumped through a standard carbon-in-leach (CIL) circuit and a Merill-
Crowe plant to remove gold from the solution. Recoveries ranged from 60% for run-of-
mine material from Minas Prietas to 80% for crushed material from the El Creston Pit.
Average gold recoveries for 1997 were 75% (Zawada, 1998). Silver recoveries were poor at about 20%.

19

R.H. McMillan Ltd. Consulting Geologist

Giroux (1999) made several estimates for the La Colorada and Gran Central zones utilizing a krieged block model, a cutoff grade of 0.3 g/t Au, but different capping and search parameters. The classification scheme utilized was:

"Measured - closest sample used less than 15 m from block centre
Indicated - closest sample used between 15 and 30 m from block centre
Inferred - closest sample used greater than 30 m from block centre."

The estimates for the total resource ranged from 443,000 ounces to 476,000 ounces. The one believed to provide the most accurate estimation is tabulated below:

Table 8-3 – Historical Resource Calculation for Gran Central (Giroux,1999)

Class	Tonnes	Au (g/t)	Ag (g/t)	Ounces Au	-search distance75x75x50

Measured	6,970,000	1.021	9.27	229,000	-high grade samples capped at 10 g/t

Indicated	6,110,000	0.912	9.88	179,000	- low grade zone samples > 1g/t

Subtotal M+I	13,080,000			408,000	capped at 1 g/t

Inferred	2,150,000	0.965	14.85	67,000	-blast holes included

Table 8-4 – Historical Resource Calculation for La Colorada (Giroux,1999)

Class	Tonnes	Au (g/t)	Ag (g/t)	Ounces Au	-search distance75x75x50

Measured	4,660,000	0.949	8.93	142,000	-high grade samples capped at 10 g/t

Indicated	6,560,000	0.867	7.28	183,000	- low grade zone samples > 1g/t

Subtotal M+I	11,220,000			325,000	capped at 1 g/t

Inferred	2,610,000	0.732	6.93	61,000	-no blast holes in zone

Although these tables use mineral resource category terminology consistent with requirements of NI 43-101, they must be regarded as historical and non NI43-101 compliant. Further the mine contractor Grupo Minero FG S.A. de C.V (FG) is believed to have processed 3,617,340 tonnes of ore grading about 0.9 g/t Au – a figure consistent with approximately 70,000 ounces of recovered gold, an amount that might be expected from a heap-leach operation. Further, the figures in Tables 8-3 and 8-4 do not account for ore EESA mined in 1999/2000 and therefore do not provide an estimate of the potential ore remaining in the two mines. The historical estimates are included to document the history of the operation and to facilitate comparison with the current, NI43-101 compliant resource.

In 1997, EESA commissioned Mr. Duncan McBean to review the potential for underground mining at La Colorada. Utilizing an 8 g/t Au cut-off grade for the veins in sections directly below the "restricted pit limit" of La Colorada and Gran Central pits the following was estimated:

La Colorada (LC) Vein - 140,400 tonnes @ 19.98 g/t Au, for 90,178 gold ounces.
La Colorada Vein Possible - 213,400 tonnes @ 24.27 g/t Au, for 168,313 gold ounces.
Gran Central-LC Vein Zones - 72,913 tonnes @ 13.05 g/t Au, for 30,595 gold ounces.
Gran Central Extension - 30,750 tonnes @ 76.19 g/t Au, for 75,323 gold ounces.

The La Colorada and Gran Central veins had been partially mined during the 1874-1912 period of high-grade underground mining. The above historic calculations by McBean
(1997) included vein intersections from the La Colorada and Gran Central veins and between, without regard to evidence of previous mining. In 1998, EESA with MRDI
Consulting completed an internal scoping study coupled with additional historic resource

20

R.H. McMillan Ltd. Consulting Geologist

calculations that separated intersections which had no evidence of underground workings
(un-mined) from those with evidence of workings (mined). Intersections located between the two main veins are referred to as "intermediate veins" and have no history of underground mining. The results of the 1998 historic study were calculated with 4 g/t Au cut-off:

Intermediate Zone Resource 124,500 tonnes of 16.14 g/t for 64,612 oz
La Colorada Mined 187,425 tonnes of 8.11 g/t for 48,875 oz
La Colorada Un-mined 217,399 tonnes of 11.75 g/t for 82,136 oz
Gran Central Mined 497,390 tonnes of 6.30 g/t for 100,757 oz
Gran Central Un-mined 289,024 tonnes of 11.10 g/t for 103,156 oz

These historic calculations did not include the results of silver assaying. The above historical information has not been independently verified by the authors in accordance with NI43-101 criteria and should not be relied upon. The information is presented here for historical reference and for planning purposes.

Some of the EESA facilities, infrastructure and mineral resources could possibly be re-habilitated to re-start production. Certainly the mine office and buildings are in good condition and will be useful in a future operation. The crusher has been removed from the property. Diaz (2007) has undertaken an evaluation of the re-habilitating the existing mining infrastructure, mineral resources and facilities at La Colorada - some of his information has been presented above. Diaz (2007) states that assay facilities can probably be refurbished at moderate cost. The Merrill Crowe plant is probably beyond repair and Diaz (2007) recommends that it be replaced by an activated carbon recovery system. Diaz (2007) states that the leach ponds and pads can be put back into operation, but the ponds need to be drained and inspected for leaks. The authors (McMilllan,
Dawson and Giroux) are not competent to comment on the state of the mining and metallurgical aspects of the property, so the comments in the above paragraph must be treated with caution.

9 Geological Setting of the La Colorada Area

Much of the following sections is derived from Zawada (2001) and Lewis et al
(1995), which provides the most comprehensive summary of the work by Explorationes
Eldorado S.A. de C.V. (EESA), who completed most of the modern exploration work on the property prior to its acquisition by Pediment Gold Corp.

9.1 Regional Geology

Physiographically, the La Colorada Property is located in the western foothills of the Sierra Madre Occidental mountain chain, 110 km east of the Gulf of California.
Tectonically the property is located at the boundary between the Sonoran Basin and
Range Province and the Sierra Madre Occidental Province. Bedrock ranges in age from
Proterozoic through Cenozoic and includes high-grade metamorphic gneisses, shelf-
facies sedimentary strata, extensive andesitic to rhyolitic volcanic deposits and dioritic to granitic intrusive rocks. Basement rocks consisting of gneisses, schists and quartzites cut by plutons dated at 1710 and 1750 million years are some of the oldest rocks exposed in
Mexico and reach their southernmost limit just north of La Colorada property – these rocks are considered the cratonic basement of North America (Zawada, 2001). Upper

21

R.H. McMillan Ltd. Consulting Geologist

PROPERTY BOUNDARY
TO HERMOSILLO
16
527500mE
532500mE
537500mE
542500mE
547500mE
3185000mN
3180000mN
3175000mN
N
S
E
W
PROPERTY BOUNDARY
LEGEND
QUARTERNARY GRAVEL AND SAND
TERTIARY RHYOLITE TUFF AND FLOWS
CRETACEOUS ANDESITE TUFF
CRETACEOUS DIORITE
CRETACEOUS GRANITE AND GRANODIORITE
LOWER PALEOZOIC SILTSTONE, QUARTZITE, CHERT, CALCARIOUS AND DOLOMITIC SILTSTONE
FAULT
VILLAGE OF LA COLORADA
APPROXIMATE TRACE OF VEIN ZONES
SCALE 1:100,000
0 1 2 3 4 5
Kilometres
PEDIMENT GOLD CORP.
GENERALIZED PROPERTY GEOLOGY
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY: DAWSON GEOL CONS LTD.
SCALE: 1 : 100,000
DRAWN BY: JMD/KK
DATE: NOV., 2009
APPROVED BY: J M DAWSON, P. Eng. RH McMILLAN, P. Geo.
DWG. NO. 7

Triassic clastic sedimentary strata (conglomerate, sandstone and siltstone) of the Barranca
Group unconformably overlie the metamorphic basement rocks in scattered locations throughout east-central and southern Sonora.

Late Cretaceous to Tertiary volcanic rocks and associated continental clastic rocks unconformably overlie the Triassic and older rocks. These units thicken considerably eastward, where they form extensive sequences underlying the high plateau of the Sierra Madre Occidental Mountains. There, two distinct divisions are apparent. A lower 100-45 Ma Lower Volcanic Complex composed mainly of andesite with interstratified rhyolitic ignimbrites and minor interstratified basalt. The overlying Upper
Volcanic Complex has been dated at 34-27 My and is composed of extensive rhyolite and rhyodacite ignimbrites with minor interstratified basalt. It constitutes the largest ignimbrite field in the world. The upper sequence unconformably overlies on the older sequence and infills deeply incised paleotopograpy in the older rocks.

Late Cretaceous to Early Tertiary plutonic rocks (diorite, granodiorite to granite)
of the Sonoran Batholith outcrop throughout the region and have been dated from 90-40
Ma. These intrusive rocks are contiguous with the broad batholithic belt extending along the western margin of North America.

West-directed folding and thrust faulting occurred during the Late Cretaceous
Laramide Orogeny. Basin and Range faulting, followed in the Tertiary, and constitutes the dominant structural event in the area. These are characterized by north-northwest striking normal faults. Crustal blocks formed by the Basin and Range faults have moderate to steep regional dips. Steeply-dipping east-northeast trending regional faults transverse to the main trend are also common throughout Sonora.

9.2 La Colorada Mine Geology

The rock package on La Colorada property includes a sedimentary succession more than 2000 metres thick, several different intrusive suites and one or more suites of younger volcanic rocks. The sedimentary sequence (Figure 8) is Paleozoic in age and has been informally divided into the Lower Mine Sequence comprised of clastic and carbonate-rich strata and the volcaniclastic Upper Mine sequence separated by an unconformity. The Lower Mine sequence consists of a mainly clastic sequence estimated to be about 1700 metres thick, containing from the base: Unit SS (siltstone, shale, limestone and calcareous siltstone), Unit CS (calcareous siltstone and minor limestone),
Unit SQ (quartzite and siltstone) Unit QT (massive quartzite) and Unit CH (ribbon chert).
This is overlain by the Upper Mine sequence consisting of: Unit DL (dolomitic sandstone and conglomerate) and Unit TS (tuffaceous, calcareous siltstone) which is estimated to be about 500 metres thick. Graptolites collected from the quartzite-siltstone unit (unit SQ,
Figure 8) have been dated at Middle Ordovician (Zawada, 2001). The Paleozoic strata at
La Colorada generally strike northwest, dipping steeply to the northeast. Rare graded bedding top indicators indicate younging to the southwest, implying that the sequence is overturned. The stratigraphic sucession of carbonate-rich strata, grading upwards into siltstone and quartzite is similar to the stratigraphic section elsewhere in Sonora and indeed Nevada and California.

A heterogeneous suite of Tertiary volcanic rocks unconformably overlies the older Paleozoic sedimentary units and the intrusive rocks in the western, northern and eastern parts of La Colorada property. The volcanic units are generally monoclinal and

22

R.H. McMillan Ltd. Consulting Geologist

GENERAL GEOLOGY LEGEND
Rhyolite Flows
Interbedded volcanic conglomerate, felsic tuff
Andesitic heterolithic conglomerate, breccia
Plagioclase-hornblende andesite flows, tuff unconformity
Hornblende andesite flows, breccia, and conglomerate
Dacite-andesite crystal-lapilli tuff
Tuffaceous, calcareous siltstone
Calcareous siltstone
Dolomitic sandstone, siltstone, conglomerate
Grey ribbon chert
Massive to thickly bedded quartzite unconformity?
Interbedded siltstone, quartzite
Siliceous siltstone
Diorite, Monzodiorite
Granite to quartz-monzonite
Rhyolitic Porphyry
SYMBOLOGY
Fault
Drain
Road
Paved Road
Pit Limits
Paved Road
Mines
Shafts
Prospects
Waste
PEDIMENT GOLD CORP.
DETAILED GEOLOGY MAP
MAIN PRODUCTION AREAS
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY: DAWSON GEOL CONS LTD.
SCALE: 1 : 20,000
DRAWN BY: JMD/KK
DATE: NOV., 2009
APPROVED BY: J M DAWSON, P. Eng. RH McMILLAN, P. Geo.
DWG. NO. 8
EL CEMENTARIO
MINA VERDE
SOMBRERETILLO
EXT. NOROESTE
EL REPRESO
GRAN CENTRAL
LA COLORADA PIT
EL CRESTON - MINAS PRIETAS
CRESTON PIT
GRAN CENTRAL PIT
VETA MADRE
(HUMBERTO ZONE)
TINAJITAS
DORA ALICIA
SECTION E 541386 (SEE FIG. 12)
SECTION E 542725 (SEE FIG. 13)
GRAN CENTRAL FAULT
COLORADA SUR FAULT
LOS DUENDES
CRESTON DOS
PLACER AREA
CANDELARIA
Property Boundary
LA MINITA
EL CABALLO
0 500 1,000
metres
3,187,000 mN
3,186,000 mN
3,185,000 mN
3,184,000 mN
3,183,000 mN
539,000 mE
540,000 mE
541,000 mE
542,000 mE
543,000 mE
544,000 mE
545,000 mE
N
S
E
W

gently west-dipping in contrast to the steeply dipping older strata. Composition ranges from basalt to rhyolite, and includes flows, pyroclastic deposits, breccias and interstratified epiclastic deposits. Rare feeder dykes of similar composition to the volcanic rocks cut the older rocks. Although there is local strong alteration, the Tertiary

R.H. McMillan Ltd. Consulting Geologist

Plate 2: Detail of Quartz Stockwork in Hematized Sediments in Northeast Face of El Creston Pit

24

R.H. McMillan Ltd. Consulting Geologist

Plate 3: Looking Southwesterly over Gran Central Pit

25

R.H. McMillan Ltd. Consulting Geologist

Plate 4: Looking Southwesterly Along Long Axis of Gran Central Pit. Note Old Underground Workings on Main Gran Central Vein in Far Wall

26

R.H. McMillan Ltd. Consulting Geologist

R.H. McMillan Ltd. Consulting Geologist

units are less altered than the older units. According to Lewis et al (1995) the lowest
Tertiary unit comprises massive porphyritic rhyolite flows (Unit R1) and is prominent in the north portion of the property, and around La Colorada townsite. Other workers
(Zawada et al, 2001) consider it intrusive. A crystal rich fragmental dacite to andesite crystal lapilli tuff unit (DC) overlies the basal rhyolites. This unit also is generally composed of fragmental volcaniclastic rocks and rare andesite and basalt flows. The rocks range from buff to purple, maroon and green - epidote alteration is common. A hornblende andesite flows and breccia unit (AN2) overlies the tuff unit. It is grey-brown to green on fresh surfaces and weathers to a maroon colour. It is common in the northeastern property area and forms a cap on the Gran Central deposit. Overlying this is unit AC, an andesitic heterolithic conglomerate and breccias. The unit is found in the northeast portion of the property, where it forms thick but spatially restricted deposits.
Clasts are mainly from the underlying andesite with less common plutonic and sedimentary fragments. Still higher in the stratigraphic section, Unit TC is composed of interbedded conglomerate and felsic tuffs. This unit weathers recessively and is well bedded and forms distinctive white bands in the northeast part of the property. The uppermost unit (R2) is composed of porphyritic rhyolite flows and tuffs with phenocrysts of quartz and feldspar and sometimes biotite. Lithophysal or sperulitic cavities are common feature in the unit. Rhyolite dykes in the southern part of the property are interpreted to be feeders to this unit (Lewis et al, 1995).

The Paleozoic rocks are cut by four suites of intrusive rocks. Much of the eastern portion and part of the northern areas of the property is underlain by a coarse grained quartz monzonite to granite intrusive body similar to regionally extensive Cretaceous plutonic rocks. This unit also form s a small outcrop in the El Creston area. It is equigranular, and medium to coarse grained and resistive to weathering. A medium to coarse grained equigranular to porphyritic monzonite to quartz monzonite suite is confined to the El Creston pit area. The unit is extensively altered to clay and hematite.
The third unit is a quartz diorite to diorite suite which is well exposed along the western margin of the granitic pluton and hosts much of the Gran Central deposit and part of the
El Creston pit area. It varies from fine to coarse grained, equigranular to porphyritic with hornblende phenocrysts. It is generally altered, with hornblende going to chlorite. The fourth unit is composed of hornblende plagioclase porphyry dykes, possibly related to the quartz diorite-diorite suite. The hornblende plagioclase porphyry dykes are widespread in the El Creston area where they form bodies up to 10 m thick. Hornblende and plagioclase phenocrysts up to 3 mm in size form up to 20% of the rock in a strongly hematite altered, brownish red fine grained groundmass (Lewis et al, 1995). Aplite dykes up to 30 cm. in thickness are found in the deposits.

Metamorphic grade is low in the Paleozoic sedimentary rocks, with only diagenetic alteration affecting the Tertiary rocks. Some of the fine sedimentary rocks display moderate to strong hornfelsing or skarnification adjacent to intrusive rocks. In particular, calcareous sedimentary rocks alter to calc-silicate hornfels of garnet-actinolite-
epidote-diopside, locally forming stockwork veins of quartz-magnetite-garnet.

The Paleozoic sedimentary strata in the mine area typically strike northwest, with dips varying from west to steeply overturned to the northeast. A few top determinations obtained from graded bedding suggest that at least the portions of sequence is overturned.
As mentioned above, the Tertiary volcanic units are monoclinal and gently west-dipping
– the younger Tertiary units having less tilt.

28

R.H. McMillan Ltd. Consulting Geologist

The dominant structural-tectonic features are planar faults which form two discrete sets (Zawada et al, 2001; Lewis et al, 1995). The oldest set consists of steeply-
dipping north- and west-striking faults. The Gran Central Fault is one of the older faults –
it is steeply north-dipping and is a controlling structure for the Gran Central Deposit. It intersects a steep north-striking fault about 1 km west of the Gran Central Deposit. A second important fault, the Colorada Sur Fault dips steeply north, striking east-northeast with minor kinks and bends. It can be traced for 6 km. across the property and is an important control at the El Creston-Minas Prietas Mine. The Colorada Sureste Fault
extends for five km. across the property and is the controlling structure at the Humberto
(Vita Madre) Zone. Less continuous west-striking, strongly hematite altered faults are present in El Creston-Minas Prietas area and are the focus of important vein and stockwork gold mineralization. The younger set of faults consists of an orthogonal set of north-northwest- and northeast-striking faults. These latter fault sets segment the property into major fault blocks.

10 Deposit Types

La Colorada Gold District has many of the characteristics of an low-
sulphidization epithermal-vein type gold-silver deposit. Although there are differences, such as the more sheared and deformed nature of the La Colorada deposits, the authors believe that La Colorada could be an outlier of the prolific Sierra Madre Occidental trend of gold-silver deposits that traverses much of central Mexico. Zawada et al (2001) from fluid inclusion studies, state that “ La Colorada district underwent a complex hydrothermal history related to Cretaceous plutonic activity (the dioritic intrusive rocks), later higher level plutonic events (rhyolite porphyries), and finally a mid Tertiary vein system which shares characteristics in common with both a deep epithermal environment and a high-level mesothermal system.”. Zawada et al (2001) go on to state that “features indicative of a deep epithermal environment include abundant multistage coarse
(commonly >300[0] C) and fine grained crystalline quartz bands, with gold deposition more abundant in the finer grained stages; abundant primary growth zones indicative of open-space filling under hydrostatic pressure conditions; and the absence of low-
temperature silica phases such as chalcedony or recrystallized amorphous silica, which are typically present within the mineralized zones of higher epithermal systems” .

The current authors (McMillan, Dawson and Giroux) believe that the deposits are epithermal in nature, and of the low-sulphidization type in particular. The La Colorada deposits however have been subject to burial and as a consequence to shearing and elevated temperatures prior to being exhumed and re-exposed. These suppositions are not merely academic, and are believed to have exploration implications – in particular in tracing the key structural-stratigraphic traps for ore down-dip in the relevant fault blocks generally west from the known ore deposits below the Tertiary volcanic cover. These (or similar) ideas are the basis for the idealized longitudinal section (Figure 30) prepared by
Mr. Mel Herdrick.

As a consequence, discussion of the general characteristics of epithermal Au-Ag deposits follows is believed to be relevant:

Recently epithermal-type Au-Ag deposits in the Pacific Rim and in Eurasia have been the source of much of the world’s new gold supply. This has resulted in an

29

R.H. McMillan Ltd. Consulting Geologist

improved understanding of epithermal-type precious metal deposits and has allowed for construction of models which could be very useful in future exploration of the La
Colorada Property. The following comments are based largely on recent papers by
Hedenquist et al (2000) and Simmons et al (2005).

Epithermal deposits are found in the shallow parts of subaerial high-temperature hydrothermal systems and are very important in Tertiary to Recent calc-alkaline and alkaline volcanic rocks. They are particularly important in the Circum Pacific Volcanic
Arcs and in the Mediterranean and Carpathian regions of Europe. Host rocks are variable and include volcanic and sedimentary rocks, diatremes and domes. Structural controls include dilatant zones related to extensional faulting and favourable lithologies in permeable and/or brecciated host strata in the near-surface environment. Although some ore can be disseminated, most commonly ore is hosted by steeply-dipping vein systems.
Both open-pit bulk mining and selective underground mining methods are employed to exploit the deposits, depending upon the nature of the ore bodies. Heap-leach treatment is possible in some oxidized deposits. In contrast some high-sulphidation deposits can be refractory, with the gold encapsulated by sulph-arsenide minerals.

Mineral textures include banded, crustiform-colliform and lattice textures composed of platey calcite sometimes pseudomorphed by quartz. An important feature of epithermal deposits is a pronounced vertical zonation, with quartz veins carrying base metal sulphide mineralization at depth, becoming silver-rich higher in the system and finally gold-rich near the top. Both low-sulphidation and high-sulphidation epithermal deposits can be overlain by a discontinuous blanket of kaolinite-smectite, sometimes with alunite and native sulphur, within an opaline rock that is easily eroded (Hedenquist et al, 2000). Although some deposits display intermediate characteristics, two end-
member types of deposit are generally recognized.

High-sulphidation (or acid sulphate or enargite-gold type) deposits are characterized by a silicic core of leached residual vuggy silica as the main host to the orebody (Hedenquist et al, 2000). Major metallic minerals can include pyrite, enargite/luzonite and covellite, with lesser quantities of native gold and electrum, chalcopyrite and tennantite/tetrahedrite. Upward from the silicic core there is generally an upward-flaring advanced argillic zone consisting of quartz-alunite, barite and kaolinite, and in some cases pyrophyllite, diaspore or zunyite (Hedenquist, 2000). High-
sulphidation deposits are commonly proximal to and in some cases hosted by a high level subvolcanic intrusive or dome – calderas constitute a particularly important environment.

Low-sulphidation (or adularia-sericite type) deposits typically range from veins, through stockworks and breccias to disseminated zones. Orebodies in low-sulphidation systems are commonly associated with quartz and adularia, with carbonate minerals or sericite as the major gangue minerals. Major metallic minerals can include pyrite/marcacite, pyrrhotite, arsenopyrite and high-iron sphalerite. Less abundant metallic minerals include native gold and electrum, cinnabar, stibnite, Au-Ag selenides,
Se sulphosalts, galena, chalcopyrite and tetrahedrite/tennantite. Hedenquist et al (2000)
state that hot spring sinter can form above a low-sulphidation deposit and that the clay alteration associated with a deposit can “mushroom” above the deposit towards the surface and have an aerial extent “two orders of magnitude larger than the actual ore deposit.” In some cases mercury mineralization, and/or geochemically anomalous As, Sb and Tl, is found near the top of the deposit and in the overlying siliceous sinter.

30

R.H. McMillan Ltd. Consulting Geologist

Hedenquist et al (2000) presented a generalized cross section of a typical low-
sulphidation deposit which has been modified and presented below as Figure 9.

According to Herdrick (2007), the La Colorada project area contains at least three parallel vein trends on which underground and open pit mining has been conducted.
Targeting of drill holes is based on structural analysis and vertical zoning recognized in the district, as well as fluid inclusion and alteration studies which indicate that gold mineralization exposed in the pits resulted from boiling in the epithermal system. The upper parts of a boiling system are typically recognized as barren alteration zones, overlying potentially gold bearing parts of the vein structure at depth. Veins are focused along east-west and northeast-southwest trending structures that dip to moderately to the north and northwest, and cut across local skarn alteration and intrusive bodies. Surface mining was focused along three structures, the upper parts of which flare out into stockwork zones. Eight different structures in the La Colorada mine area appear to have older underground workings in gold bearing quartz veins.

Age dating was undertaken on three hydrothermal sericite samples from the La
Colorada Pit (2 samples) and a single sample for the Gran Central Pit (Zawada et al,
2001) .The samples were subject to [40]Ar/[39]Ar analyses at the New Mexico Institute of
Science and Technology Geochronology Research Lab in Socorro, New Mexico ,
yielding respectively: 27.1 +/- 2.0 Ma, 22.45 +/-0.19 Ma and 23.83 +/- 1.6 Ma. Two
biotite samples collected from dioritic intrusions from the Gran Central Pit yielded ages of 70.4 +/-0.2 Ma and 69.9 +/- 2.2 Ma. These dates suggest that the hydrothermal alteration (and associated gold mineralizing event was Miocene in age and probably related to the Tertiary volcanic event. The Cretaceous age for the biotite in the diorite suggests the intrusive event for the granitic plutonic rocks was much earlier and not associated with the hydrothermal gold mineralizing event.

11	Mineralization – La Colorada Property

11.1 General Statement

The information in this section is taken from reports by Lewis et al (1995),
Durán-García, H. (1997) and a November 2007 memorandum by Sr. Alberto Orozco and
Mr. Mel Herdick, VP of Exploration of Pediment Gold Corp.

As stated above, the La Colorada property gold deposits are hosted in miogeosynclinal Paleozoic sedimentary rocks and Late Cretaceous intrusions stratigraphically below Tertiary volcanic rocks. Gold is associated with fine grained vuggy quartz in alteration dominated by potassium feldspar, carbonate minerals and silicification (Zawanda et al, 2001). The main gold hosts are quartz veins and stockworks.
Herdrick (2007) states that the veins, flare upwards into stockwork zones. Vein quartz includes both coarse prismatic crystals and subordinate microcrystalline quartz that contains the majority of the gold (Zawanda et al, 2001). Gold is associated with Zn, Pb and Cu. Potassic and carbonate alteration occurs within and around the mineralized veins which contain minor amounts of adularia and carbonate (calcite with minor dolomite and ankerite). Intrusive rocks generally display potassic alteration. Calcareous sedimentary rocks have typically been altered to a calc-silicate mineral assemblage (skarn) near intrusive rocks.

________________________________________________ 31 R.H. McMillan Ltd. Consulting Geologist

Kaolinite ± alunite ± native S - opaline silica (steam-heated alteration)
Paleosurface
AA
Water table
Hot Springs
Sinter Terrace
Chalcedony blanket
Permeable lithology
Chlorite-calcite ± epidote
Disseminated Ore
Vein Ore
50-100
METRES
0
50-100
Smectite/mixed-layer clay ± chlorite
Sericite/illite ± adularia
Crustified quartz/chalcedony-carbonates ± adularia ± barite fluorite
AA - Advanced aragillic alteration blanket

PEDIMENT GOLD CORP.

GENERALIZED ALTERATION PATTERNS IN A TYPICAL LOW SULPHIDATION EPITHERMAL SYSTEM

TECH WORK BY: DAWSON GEOL CONS LTD.	SCALE: AS SHOWN
DRAWN BY: JMD/KK	DATE: NOV., 2009
APPROVED BY: J M DAWSON, P. Eng. RH McMILLAN, P. Geo.	DWG. NO. 9

After Hedenquist el al, 2000

U. S. A.
MEXICO
PACIFIC
OCEAN
GULF
OF
MEXICO
N
30°
20°
110°
Hermosillo
La Colorada
MS
TA
SB
ZA
RA
FO
GO
PA
Mexico
City
GEOLOGY
Basin and Range Province
Middle Tertiary Ignimbrite
Mexican Volcanic Belt
DEPOSITS
Ag-Au vein deposit
Ag-Pb-Zn vein deposit
Ag-Pb-Zn (Cu) carbonate replacement deposit
Qtz + Alum ± Pyroph ± Dick ± Kaol
PEDIMENT GOLD CORP.
MAJOR GOLD-SILVER
DISTRICTS OF
MEXICO
TECH WORK BY:
DAWSON GEOL CONS LTD.
SCALE:
1:10,000,000
DRAWN BY:
JMD/KK
DATE:
NOV., 2009
APPROVED BY:
J M DAWSON, P. Eng.
RH McMILLAN, P. Geo.
DWG. NO.
10
ABBREVIATIONS FOR DEPOSITS:
FO Fresnillo
GO Guanajuato
MS Mulatos
PA Pachuca-Real del Monte
RA Real del Angeles
SB San Martin de Bolanos
TA Tayolita
ZA Zacatecas
KILOMETRES
0 100 200 300 400 500

112°
110°
31°
29°
ARIZONA
U.S.A.
MEXICO
GULF OF CALIFORNIA
MOJAVE SONORA MEGASHEAR?
NORTH AMERICAN TERRANE
SONORA
CABORCA TERRANE
LA COLORADA PROPERTY
SONOYTA
NOGALES
AGUA PRIETA
SARIC
TUBUTAMA
ALTAR
CABORCA
IMURIS
MAGDALENA DE KINO
SANTA ANA
CANANEA (Cu)
BACOACI
NACOZARI
LA CARIDAD (Cu)
ARIZPE
CUCURPE
TRINCHERAS
BENJAMIN HILL
TUAPE
BANAMICHI
CUMPAS
HUASABAS
MOCTEZUMA
BAMACORA
URES
HERMOSILLO
BAHIA KINO
ISLA TIBURON
LA COLORADA
TECORIPA
TONOCHI
LA DURA
Rio Magdalena
Rio San Miguel
Rio Sonora
Rio Yaqui
Presa El Novillo
LCH
LH
LO
SG
SF
ET
LCO
LEGEND
INACTIVE MINES/PROSPECTS
ACTIVE MINES (1998)
ET EL TIRO
LCH LA CHOYA
LCO LA COLORADA
LH LA HERRADURA
LO LLUVIA DE ORO
SF SAN FRANCISCO
SG SANTA GERTRUDIS
TOWN
PAVED ROAD
RAILROAD
RIVER
INTERNATIONAL FRONTIER
TERRANE BOUNDARY/ MEAGASHEAR
KILOMETRES
0 20 40 60 80 100
PEDIMENT GOLD CORP.
NORTHWESTERN SONORA GOLD BELT
STATE OF SONORA MEXICO
TECH WORK BY: DAWSON GEOL CONS LTD.
SCALE: AS SHOWN
DRAWN BY: JMD/KK
DATE: NOV., 2009
APPROVED BY: J M DAWSON, P. Eng. RH McMILLAN, P. Geo.
DWG. NO. 11

The hostrocks and deposits are intensely oxidized and hematized in their upper portions are generally maroon in colour. Most of the original sulphide minerals are completely oxidized. The original mineralogy, as described Zawada et al (2001) from a report by Ball (1911) describing unweathered veins from the underground mines below the zone of oxidation, included galena, iron pyrite, chalcopyrite, sphalerite, argentite, molybdenite and perhaps tetrahedrite. Sulphide minerals in the unaltered veins are believed to have constituted less than 2%. Apparently below the zone of oxidation, gold is associated with, but not encapsulated by sulphide minerals – resulting in very minimal differences in metallurgical response between oxidized and unoxidized material (Zawada et al , 2001). Zawada et al (2001) state that “as a result of supergene alteration and secondary enrichment, native gold, native silver, argentite, malachite, azurite, chrysocolla, cerussite and wulfenite constitute mineralogy presently associated with mineralization.” Zawada et al (2001) also noted the presence of acanthitemotramite, scheelite, cassiterite and possibly coronadite, cinnabar, rare Ag-Hg and Mn-Ag-I alloys.

Iron and manganese oxides are closely associated with the quartz veins in intrusive hostrocks, with more Mn in the more mafic rocks. Potassic alteration (K-
feldspar and sericite) and silicification are found adjacent to veins, while sericite, clay, chlorite, epidote and carbonate minerals (propylitic alteration) are found more distally.
As stated above, calcareous rocks commonly show calc-silicate (skarn) alteration, while the siliceous siltstones appear considerably less altered than the other rock types –
however thin section work has shown that the rock is propylitically altered.

11.2 El Creston-Minas Prietas Deposit

The El Creston and Minas Prietas veins constitute the largest vein system on the
La Colorada Property and were originally mined as separate ore bodies, however they are now recognized as being part of the same ore zone. El Creston refers to the current open pit area, while Minas Prietas is located to the east of the pit. The following description is paraphrased from Ball (1911), quoted in Lewis et al (1995): The veins generally strike east to east-northeast, dipping an average of 75[0] N. The veins have well-defined walls and below the 100 metre level are simple with few “spurs” and parallel veins. Apparently the best values are found where the veins were thickest. The veins of El Creston Mine are from north to south: New Vein, North Vein, Perry Vein, South Middle Vein and south
Vein. Although the veins are separate entities, they coalesce and bifurcate in a sub-
parallel series of veins. The veins are all fault controlled, with the faulting preceding the veining, but small post-ore fault offsets of a few metres is common.

Again, the following descriptions are paraphrased from Ball (1911), quoted in
Lewis et al (1995): New Vein apparently averaged 3 to 4 metres in thickness, approximately 250 metres in length and more than 225 metres deep. It’s surface exposure was low grade, and had “particularly rich” grades at depths of 100 to 225 metres.

The North Vein was traced for more than 1100 metres. It averages 2.5 metres in width, with poor grades except near surface, where it was stoped for a length of 325 metres.

Ball (1911), described the South Vein as being 850 metres long with an average north dip of 82[0], although it locally flattens to about 40[0] north. The vein averages 2.5

32

R.H. McMillan Ltd. Consulting Geologist

metres in width and is ore grade near surface for a length of 525 metres, but only for 170 metres in the deeper levels of the mine.

The Perky (or North Middle Vein) is a splay from the west end of the South
Vein. It was about 180 metres long, with a maximum width of 1 metre.

According to Ball (1911) the mineralized zone was wider near the surface because the veins converge towards each other and because there is a vein stockwork –
these two factors allowed for mining by “open cut methods”. Ball (1911) states that the greater widths and higher grades near the surface were due to a combination of greater fracturing and secondary (supergene) enrichment.

Lithologies in the El Creston-Minas Prietas deposit include siltstone, shale and chert of the Paleozoic Mine Sequence; diorite, monzonite and quartz feldspar porphyry of the intrusive suite as well as hornfels and skarn derived from the sedimentary sequence and andesite (Lewis et al, 1995). Alteration styles include hematization, manganese oxides, silicification, argillic, potassic, sericitic and chloritic affecting all rock types.
Deep red hematite is a prominent and obvious feature. Manganese oxides are apparently associated with some of the higher gold values.

Structurally, the Colorada Sur Fault is the main controlling feature. It has a variable strike which averages 060[0] and dips vertically to steeply north. Although the underground mines selectively mined individual veins over narrow widths as described above, EESA’s open pit extracted larger scale stockwork zones and areas of multiple veining over cumulative thickness of up to 90 metres (Lewis et al, 1995).

11.3 Gran Central Deposit

Gran Central is geologically similar to El Creston-Minas Prietas, and again is composed of quartz veins and stockworks localized in this case in the Gran Central Fault.
It is hosted in a diorite stock which contains roof pendants of siltstone and lesser calc-
silicate hornfels. Quartz feldspar porphyry dykes up to 2 metres in width cut the diorite.
The youngest rocks are a few small pre-mineral mafic dykes up to 2 metres in thickness.
At the eastern end of the deposit, the diorite is in fault contact with and covered by an andesite “cap”. The andesite is less altered and oxidized than the underlying diorite and devoid of gold values (Lewis et al, 1995). EESA tested the zone over a length of 450 metres and a depth of 150 metres, but the old underground extend a further 200 to 300 metres to the west and to a depth of 300 metres. The east-west trending Gran Central
Fault is the controlling structure and has a north dip averaging 50[0]. The Gran Central
Fault consists of a number of sub-parallel splays, where quartz veins, stockworks and breccias zones are associated with clay-chlorite gouge. Alteration minerals are similar to those found at El Creston-Minas Prietas, however calcite is a common gangue mineral, and siderite veins as well local amethyst are present (Lewis et al, 1995). Footwall rocks tend to be more heavily altered than hangingwall rocks. Fine native gold is present in the deposit and some areas with visible gold posed a minor “nugget effect” problem for
EESA at Gran Central (Lewis et al, 1995). Sulphide minerals ranging between 1 and 3%
by volume are characteristic in the unoxidized portion of the deposit. In the sulphide portion of the deposit, the minerals include galena, sphalerite, lesser chalcopyrite, minor tetrahedrite and traces of chalcocite and covellite.

33

R.H. McMillan Ltd. Consulting Geologist

N
S
La Colorada
Gran Central
And
Dio
Qal
RhyPor
Mz-Qd
CZD-17
229.3m
CZR-75
180m
CZR-46
198m
CZR-54
232m
CZR-74
228m
CZR-102
240m
CZR-84
272m
CZD-16
165.3m
CZR-50
380m
CZR-63
306m
GCR-114
GCD-24
C-18
156.9m
C-14
102.15m
GCD-15
72m
GCR-121
54.0m
GCR-126
109.2m
Geology Legend
Alluvium
Monzonite/Quartzdiorite
Rhyolitic Porphyry
Diorite/Monzodiorite
Andesite
Moderate to Strong Qtz Veinlets
Weak to moderate Qtz Veinlets
Old 'Gambusino' Works
Au content (ppm) / Width (m)
0
50
100
Metres
PEDIMENT GOLD CORP.
GEOLOGIC SECTION E 541386
LA COLORADA-GRAN CENTRAL
DEPOSITS
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY:
DAWSON GEOL CONS LTD.
SCALE:
AS SHOWN
DRAWN BY:
JMD/KK
DATE:
NOV., 2009
APPROVED BY:
J M DAWSON, P. Eng.
RH McMILLAN, P. Geo.
DWG. NO.
12

N
S
MPR-78
MPR-68
MPR-126
MPR-58
MPR-46
MPR-14
MPR-118
MPR-110
MPR-109
3.839 / 4m
17.080 / 2m
1.818 / 2m
4.809 / 18m
3.727 / 12m
9.419 / 10m
2.446 / 6.0m
4.008 / 4m
4.408 / 6m
6.084 / 4m
1.217 / 4m
1.10 / 2m
5.55 / 2m
2.5 / 2m
2.227 / 2m
4.313 / 18m
1.926 / 2m
2.783 / 2m
3.616 / 4m
0.302 / 2m
0.348 / 2m
Geology Legend
Diorite
Granodiorite
Skarn
Calcareous Siltstone
Moderate to Strong Qtz Veinlets
Weak to moderate Qtz Veinlets
Au content (ppm) / Width (m)
Metres
0
50
100
PEDIMENT GOLD CORP.
GEOLOGIC SECTION E 542725
EL CRESTON DEPOSIT
LA COLORADA PROPERTY
STATE OF SONORA
MEXICO
TECH WORK BY: DAWSON GEOL CONS LTD.
SCALE: 1:2000
DRAWN BY: JMD/KK
DATE: NOV., 2009
APPROVED BY: J M DAWSON, P. Eng. RH McMILLAN, P. Geo.
DWG. NO. 13

11.4 La Colorada Deposit

Gold-bearing quartz veins and stockworks at La Colorada are hosted in an east-
west striking fault with a north dip averaging 45[0]. It is hosted by rhyolite porphyry (Unit
R1) and diorite. It is within and adjacent to the same dioritic stock which hosts the Gran
Central Deposit. EESA traced the mineralization for 500 metres along strike and for 100 metres down dip. The zone is an average of 20 metres thick. Lewis et al (1995) state that according to historical records, mineralization is terminated at a depth of approximately
200 metres by a flat fault, below which non-mineralized granite is present. Mineralogy and alteration are similar to El Creston-Minas Prietas.

11.5 Humberto (Veta Madre) Zone

Veta Madre is located 1.5 km. east of El Creston-Minas Prietas Pit. It consists of a zone of extensive alteration associated with the Colorada Sureste Fault. Historical miners sunk three deep sub-vertical shafts. Rock types include siltstone, diorite, monzonite, granite, rhyolite feldspar porphyry and dacite. EESA completed 11 trenches of different lengths and 1,566 samples were taken which returned gold values of between
0.15 and 0.8 ppm with sporadic higher values of between 1.5 and 5.0 ppm Au.
Anomalous zinc values were encountered at one location (Trench No. 26) with one 4m section grading 1.5% Zn.

EESA drilled twenty one reverse-circulation drill holes totalling 2,372 metres. A single diamond hole was drilled in the area (249.9 metres). These holes intersected mineralization along an east-northeast trending structure, with a strike length of close to
500 metres. Pediment has since completed 25 RC drill holes (2,098 metres) in 2008-
2009, with follow-up drilling around hole R-11 – see below under drilling). Eldorado performed a rough estimation of mineral resources (not NI43-101 compliant) utilizing the cross-section method at a 12.5 -metre spacing. The calculation utilized the results of drilling and trenching. Using a 0.2g/t Au grade cutoff, they estimated a resource of
3,581,293 tonnes with an average grade of 0.46 g/t Au (53,037 contained ounces of gold).

11.6 Mina Verde

Mina Verde is an area of historical mining located 1 km. north-northeast of El
Creston-Minas Prietas on the northeast extension of the Colorada Norte Fault which extends southwest to the Gran Central orebody. Mina Verde is one of the historical producing mines in the La Colorada district and according to Ball (1911) was the first producer. Stockwork-style quartz veins with pyrite and copper carbonate occur over a width of 2 to 8 metres for a length of 100 metres. According to Zawada (1997), the La
Verde ore shoot averaged 2.4 metres in width and had an average grade between 1 and 2 oz/ton Au. The historic ore was extracted between the surface and the 200-foot level (60 metres) from the La Verde vein which strikes 075[o] and dipping 70[o] to the north.
Hostrocks are strongly hematite-, silica- and clay-altered siltstone, porphyritic rhyolite and granite. Mineralization has been traced for more than 300 metres west from the showing area where it is manifested as quartz veining and brecciation. Trench sampling in the western area has not detected anomalous gold mineralization with the exception of trench 21, where chip sampling returned an average grade of 2.065 g/t Au over 41.5 metres. Reverse circulation drill hole LVR-3 returned 1.727 g/t Au over 14 metres. Drill holes LVR.1 and LVR-2 did not contain significant gold mineralization.

34

R.H. McMillan Ltd. Consulting Geologist

11.7 Nordeste Extension

This Nordeste Extension zone is located 700 metres northeast of El Creston-
Minas Prietas Pit. It is the extension of the South and New Vein, which were mined in El
Crestón Pit. Bedrock types include sedimentary rocks intruded by andesite dykes, diorite plugs and a barren granite at the eastern end of the area. Tertiary volcanic dacite overlies the older, mineralized rocks.

Erratically mineralized quartz veins and stockworks cutting the sedimentary rocks have been traced approximately 900 metres. EESA completed 7 trenches (2,800 metres) spaced at 150 to 200 metres and identified 7 structures with hematite and manganese-oxide alteration, all of which have a northeast trend and a steep to vertical dip. At Cerro Picudo, south of the main area, two more structures have been identified, as well as some historical underground workings. EESA also completed 28 RC drill holes totalling 2,086 metres as well as 2 diamond holes totaling 314 metres. EESA computed a rough resource calculation (non NI43-101 compliant) of 265,580 tonnes with an average grade of 0.83 g/t Au and with a 0.2g/t Au cutoff. Pediment has completed 6 new RC drill holes, totalling 758 metres. Three Pediment holes intersected mineralizaton: Hole R-06
(the easternmost) cut two 1.5 metre intervals of 5.93 and 2.19 g/t Au respectively; Hole
R-13 cut 1.5 metres of 2.45 g/t Au and hole R63 cut 1.5 metres of 0.99 g/t Au. The veins cut by Pediment were narrow, but had good grades.

11.8 Los Duendes (Duran Garcia) Deposit

This area, located 2 km. southeast of El Creston-Minas Prietas, contains several historical open cut-pits, trenches and one shaft of undetermined depth. Mineralization is associated with the east-west trending Los Duendes Fault which cuts hornfelsed sedimentary rocks and skarn, limestone, quartzite, calcareous siltstone and siltstone of the
Lower Mine Sequence as well as rhyolite dykes and diorite. The rocks at Los Duendes are strongly altered with hematite, silica, sericite and chlorite, and next to diorite with skarn development of garnet, diopside, magnetite and calcite. Reverse circulation drilling
(992 metres in 27 holes) by Cia. Fresnillo S.A. de C.V. in 1984 defined a small deposit of
(not NI43-101 compliant) estimated at 50,275 tonnes grading 3.31 g/t Au, 4.00 g/t Ag and 1.59% Cu. In 1994 and 1995, EESA completed 33 trenches (2570 metres) and collected 1147 samples over intervals of 1 to 3 metres. They drilled 5 reverse circulation holes totalling 668 metres to test for depth continuation in 1995 . The assay results were apparently poor with low-grade results of 0.5 to 2.0 g/t Au across narrow widths.

EESA calculated a non-NI43-101 compliant resource of 83,065 tonnes with a grade of 2.59 g/t Au (6,916 ounces) utilizing 12.5 metre spaced cross sections. Two 400
kg. samples were processed for column tests - one sample was high grade and the other low grade. Gold recovery was 55 to 65 percent. In 2000 EESA carried out a mining program at Los Duendes, mining about 50,000 tons of ore with a grade of 2-3 g/t Au.

11.9 Other Zones and Mineral Showings

Sombreretillo is an area located about 2 km east-northeast and on trend from El
Creston vein system. EESA drilled 3 RC holes totaling 1650 metres. One hole returned an assay of 0.43 grams over 2 m. Because of low grades obtained in surface samples it

35

R.H. McMillan Ltd. Consulting Geologist

was concluded there was little potential for minable mineralization. Host rocks are various phases of igneous rock ranging from quartz diorite through granodiorite.

El Represo area is an area of old pits and shafts located northeast of the village of
La Colorada. Zones of quartz stockwork veinlets trend east-northeast along subvertical faults cutting silicified siltstone, andesite and porphyritic granite. Pyrite, hematite, Mn oxides and minor secondary copper minerals are disseminated and on fractures. EESA
(Lewis et al, 1955) obtained one chip-grab sample which returned 2.13 g/t Au, however most of their samples returned <0.25 g/t Au.

El Cemetario is a 300m x 70 m area of placer workings located 1.3 km. north of
El Creston Pit. Limited placer workings extended to a depth of 3 metres. Bedrock mineralization consists of a quartz vein stockwork with copper carbonates, hematite alteration and minor pyrite. Lewis et al (1995) suggest it may be an on-strike continuation of El Represo.

Candelaria Placer Area is an area of active and historical placer workings 2.5
km. southwest of the Gran Central Pit. The placer gold is principally located in a late
Tertiary age outwash zone from El Creston and nearby deposit area. The thickness of the gravel is about 2 meters with gold most common at the base of the unit. The area is underlain by calcareous siltstone, dacite tuff, andesite, quartzite and rhyolite truncated by northwest- and northeast-trending faults. Mineralization consists of two sub-parallel 0.3
m to 1.7 m zones of quartz-manganese stockwork veining trending northwest and dipping steeply southwest in an area of skarn and argillically altered hostrocks. Five RC drill holes were completed by Eldorado in the area, and no significant results have been identified.

El Caballo hosts skarn mineralization in the form of silicified and calc-silicate altered siltstone adjacent to andesite, rhyolite tuff and granodiorite-diorite. Less than 3%
fine pyrite and hematite occur along fractures and quartz veinlets. A second area contains more than 10% pyrite with traces of copper carbonate and galena in a 2.5 m zone at the contact between skarn and andesite flows.

Tinajitas is located 2 km. southwest of the Gran Central Pit. Three shafts and a similar number of prospect pits have been found in what appears to be the west continuation of the Gran Central and La Colorada vein faults. An area 400m x 700m is characterized by fracture-controlled hematite associated with specular hematite in quartz veinlets within silicified and epidotized and skarnified and argillically-altered siltstones in fault contact with) andesitic flows (Lewis et al, 1995). Sampling by EESA yielded negligible gold and silver values.

Creston Dos is located along the Colorada Sureste fault, 1.5 km. south of Gran
Central Pit. The area is underlain by quartzite, chert and dolomite of the Lower mine
Series intruded by diorite and overlain by rhyolite. Mafic dykes contain significant amounts of secondary copper minerals cut the sedimentary rock, but EESA found gold values to be insignificant (Lewis et al, 1995).

Run-of-Mine Pad – A stockpile of run-of-mine (uncrushed material) from the
EESA mining period measures approximately 200 m X 400 m, and between 15 to 18 m.
deep. Pediment has estimated that there is a total of 1,567,800 metres[3] of mineralized material and assuming a density of 1.6, there could be roughly 2.5 million tonnes with a

36

R.H. McMillan Ltd. Consulting Geologist

              grade somewhere between 0.5 and 1.0 g/t Au. This material could possibly be crushed and re-processed by heap leaching in a future mining operation.

           Stockpile Dump – A moderately sized waste dump stockpile from the EESA mining period measures approximately 400 m. X 250 m. Pediment has estimated that there is a total of 5,620,000 metres3 of mineralized material. Utilizing a density of 1.9 there could be roughly 10,670,000 million tonnes of mineralized material.

12 Exploration by Pediment Gold Corporation

The following section is derived from memoranda and discussions with Mr. Mel
Herdrick and Ing. Alberto Orozco. Pediment Gold Corp. obtained an option on key claims of the La Colorada property in October of 2007. Since then, Pediment has recompiled data archives and pertinent production data into electronic databases with all available information merged with newly generated data. Data relevant to both open pit potential and high grade underground resources have been reviewed – this report
(McMillan et al) is intended to provide an initial resource estimate of open pit mining potential in the La Colorada, Gran Central and El Creston Pit areas. Future work will focus on engineering, pit stripping ratios, open pit versus underground mining scenarios and an estimation of potential underground mining of high-grade ore that is too deep for open pit mining. but this is beyond the scope of the present report.

In September, 2008, Pediment retained Reyna Mining and Engineering S.A. de
C.V. of Mexico City to evaluate potential mining and development scenarios for its La
Colorado gold project. Reyna was engaged to undertaking on-going studies of the environmental impact permitting and reactivation potential of existing surface workings.

Detailed geological mapping has been completed in conjunction with geological supervision of a major channel-chip sampling program of the pit walls. During the sampling program, a total of 3,467 rock chip samples were collected from the historic El
Creston, La Colorada and Gran Central Pits, testing numerous zones of prominent quartz veining and stockworks, iron oxide and sulphide mineralization exposed in the pit walls.
The complete results are available on the Pediment Gold Corp. website
(http://www.pedimentgold.com/i/pdf/bench-sample-results-from-el-creston.pdf ) and have not been presented here because they have not been used in the resource estimates presented in this report (Section 19). However a brief summary of the results is presented in the table below:

Table 12-1 – Summary of Assay Results from Rock Chip-Channel
Sampling

	Number of Samples	Au g/t

Highest Gold Value		2m @ 288

Values > 10 g/t Au	16	48.6

Values <10, > 5 g/t Au	26	7.0

Values <5, > 1 g/t Au	201	2.1

Average of all samples	3467	499

As shown in the table, 16 samples (approximately 6% of those samples over 1 g/t
Au) returned grades exceeding 10 g/t Au; 26 samples (approximately 11% of those over 1

________________________________________________ 37
R.H. McMillan Ltd. Consulting Geologist

LA COLORADA PROJECT
2009 PROGRAM DRILLING MAP
REPRESO AREA
LA VERDE AREA
LA VERDE VEIN
NORTHEAST EXTENSION AREA
LEGEND
GEOLOGY LEGEND
QUARTZ VEIN ZONE
QUARTZ VEIN
FAULT
GRAN CENTRAL BLOCK
EL CRESTON BLOCK
VETA MADRE BLOCK
LA COLORADA PIT
EL CRESTON PIT
NE EXTENSION VEIN
NORTH VEIN
SOUTH VEIN
LA COLORADA VEIN
LA GRAN CENTRAL PIT
GRAN CENTRAL VEIN
VETA MADRE AREA
60°
80°
0
250
500
metres
NOTES: DH COORDINATES ARE PRELIMINARY (SURVEYED WITH HANDHELD GPS).

PEDIMENT GOLD CORP.

MAIN AREAS OF PAST PRODUCTION AND MINERALIZED VEIN ZONES

LA COLORADA PROPERTY

STATE OF SONORA
MEXICO

TECH WORK BY: DAWSON GEOL CONS LTD.	SCALE: AS SHOWN
DRAWN BY: JMD/KK	DATE: NOV., 2009
APPROVED BY: J M DAWSON, P. Eng. RH McMILLAN, P. Geo.	DWG. NO. 14

LA COLORADA PROJECT
2009 PROGRAM DRILLING MAP
NOVEMBER 03 UPDATE
LEGEND
2009 RC DH AND ITS PROJECTION TO SURFACE
2009 CORE DH AND ITS PROJECTION TO SURFACE
2009 PEDIMENT RC DH AND PROJECTION
EL DORADO DH
UTM NAD27 GRID
GRAN CENTRAL BLOCK
EL CRESTON BLOCK
VETA MADRE BLOCK
LA COLORADA PIT
LA GRAN CENTRAL PIT
EL CRESTON PIT
NOTES: DH COORDINATES ARE PRELIMINARY (SURVEYED WITH HANDHELD GPS).
0
250
500
metres

PEDIMENT GOLD CORP.	
DRILL HOLE LOCATIONS LA COLORADA PROPERTY STATE OF SONORA MEXICO	
TECH WORK BY: DAWSON GEOL CONS LTD.	SCALE: AS SHOWN
DRAWN BY: JMD/KK	DATE: NOV., 2009
APPROVED BY: J M DAWSON, P. Eng. RH McMILLAN, P. Geo.	DWG. NO. 15

S75°W
N75°E
LA COLORADA PROJECT
GENERALIZED SECTION FACING NW
LONG SECTION IN PLAN OF VEINS
TINAJITAS BLOCK
GRAN CENTRAL BLOCK
CRESTON BLOCK
VETA MADRE
SOMBRERETILLO BLOCK
Andesite
Pz Skarn
Silicate Hornfels
Gran Central Pit
Creston Pit Projected
Quartzite
Diorite
0 250 500
meters
Scale 1:10,000
539000 mE
539250 mE
539500 mE
539750 mE
540000 mE
540250 mE
540500 mE
540750 mE
541000 mE
541250 mE
541500 mE
541750 mE
542000 mE
542250 mE
542500 mE
542750 mE
543000 mE
543250 mE
543500 mE
543750 mE
544000 mE
544250 mE
544500 mE
544750 mE
545000 mE
545250 mE
545500 mE
545750 mE
1000 mN
750 mN
500 mN
250 mN
0 mN
-250 mN
-500 mN
-750 mN
-1000 mN

GENERAL GEOLOGY LEGEND

Volcanic Sequence (Tertiary)

- R2 — Rhyolite Flows
- TC — Interbedded volcanic conglomerate, felsic tuff
- AC — Andesitic heterolithic conglomerate, breccia
- AP — Plagioclase-hornblende andesite flows, tuff unconformity
- ABC — Hornblende andesite flows, breccia, and conglomerate
- DC — Dacite-andesite crystal-lapilli tuff

Upper Mine Sequence (Paleozoic)

- TS — Tuffaceous, calcareous siltstone
- CS — Calcareous siltstone
- DL — Dolomitic sandstone, siltstone, conglomerate

Mine Sequence (Paleozoic)

- CH — Grey ribbon chert
- QT — Massive to thickly bedded quartzite unconfirmity?
- SQ — Interbedded siltstone, quartzite
- SS — Siliceous siltstone

Intrusive Rocks

- DI — Diorite, Monzodiorite
- GR — Granite to quartz-monzonite
- R1 — Rhyolitic Porphyry

PEDIMENT GOLD CORP.

SCHEMATIC LONGITUDINAL SECTION LA COLORADA PROPERTY

STATE OF SONORA MEXICO

TECH WORK BY: DAWSON GEOL CONS LTD.	SCALE: 1:10,000
DRAWN BY: JMD/KK	DATE: NOV., 2009
APPROVED BY: J.M.DAWSON, P. Eng. RH McMILLAN, P. Geo.	DWG. NO. 30

g/t) ranged between 5 and 10 g/t Au; and 201 samples (approximately 83%) ranged between 1 and 5 g/t Au. The highest gold grades encountered included 288 g/t Au and
104 g/t Au in 2 metre sample widths, taken from prominent vein zones at lower elevations in the El Creston pit. The samples were generally continuous and varied from
0.4 to 4.0m in width, but averaged about 2 metres. Because most of the veins and stockworks have an east-northeast strike and dip between 45 and 55 degrees to the north and the pit walls are elongated parallel to the strike, the samples are not true widths. It was not intended to utilize the sampling data to be part of the mineral resource calculation
– the sampling program was undertaken to demonstrate that ore grade material remains below the mined pits. The vein zones typically vary in width from about 5 metres to approximately 40 metres. Most of the higher grade bench sample results confirmed the potential value of known vein zones visible within the pits. Although wide areas are anomalous in gold, the highest grade samples are generally restricted to discrete structures. In the Gran Central pit higher grade samples (up to 6.6 g/t Au) are clustered in the eastern and southwestern pit walls. At La Colorada, the best grades (up to 8.9 g/t Au)
are clustered on the eastern wall, and across a narrow slot in the far western pit area, corresponding to the La Colorada North Vein. At El Creston, the highest grade samples
(up to 288 g/t Au) cluster along slots in the southern and eastern pit walls, known as the
Creston North and South Veins. These results indicate that significant mineralization was left behind by previous open pit mining, and suggest that good potential exists within the pit walls and along discrete structures for discovery of additional mineralization, which may be amenable to either open pit and/or underground mining.

13	Drilling

13.1 General Statement

The table showing the drilling completed by EESA is included below because the information obtained from this drilling has been used in the resource calculation presented in Section 19. The information in this section on drilling procedure has been supplied by Sr. Isaac Antuna, an employee of Pediment Gold Corp. in their Hermosillo
Office. The information on the Pediment drilling results is from a November 2007 memorandum by Sr. Alberto Orozco and Mr. Mel Herdick, VP of Exploration of
Pediment Gold Corp. Sampling procedures are described below in Section 15.

13.2 Exploration Eldorado C.V. de C. Drilling Statistics

TABLE NO. 13-1

		EXPLORACIONES ELDORADO DRILLING SUMMARY

	RC/PERCUSSION		DIAMOND CORE			TOTAL DRILLED

	NUMBER	m	NUMBER	m	NUMBER	m

TOTAL DRILLING	874	98,408.23	108	12,355.05 982		110,763.28

________________________________________________ 38 R.H. McMillan Ltd. Consulting Geologist

DRILLING BY AREA AND	RC/PERCUSSION		DIAMOND CORE			TOTAL DRILLED

DH TYPE:	NUMBER	m	NUMBER	m	NUMBER	m

EL CRESTON PIT	381	42,047.62	26	3,327.85	407	45,375.47

GRAN CENTRAL PIT	150	18,358.70	27	3,400.10	177	21,758.80

LA COLORADA PIT	158	23,254.71	18	3,439.10	176	26,693.81

LA VERDE	33	1,439.00	0	0.00	33	1,439.00

NE EXTENSION	28	2,266.00	2	314.00	30	2,580.00

VETA MADRE	21	2,372.00	0	0.00	21	2,372.00

EL REPRESO	1	279.20	3	204.00	4	483.20

LOS DUENDES	24	639.00	32	1,670.00	56	2,309.00

COLORADA NORTE	32	3,526.00	0	0.00	32	3,526.00

COLORADA SUR	46	4,226.00	0	0.00	46	4,226.00

TOTAL	874	98,408.23	108	12,355.05	982	110,763.28

13.3 Pediment Gold Corp. Drilling Procedure

Pediment selected drill sites with three objectives in mind:

1. Confirm drill results by previous operator Eldorado Gold, especially in the resource areas of El Crestón, Gran Central and La Colorada pits;
2. Identify near-surface mineralization in the three existing pit zones and new exploration targets (La Verde and Veta Madre), and
3. Explore for additional targets at depth. At the closing date of this report Pediment’s drill program was still ongoing.

Pediment’s drilling began in 2008 with a program of 22 holes and continued from mid-2009 to present. The table below provides statistics on the reverse circulation and diamond drilling:

Table 13-2			Drilling Data and Statistics

				Progra	Holes	From
Company	Equipment	Diameter	Air pressure				To hole	Total metres
				m	drilled	hole

	RC MPD-1500
	track-mounted	5 1/8”	350 PSI	2008	22	R-01	R-22	4,314.64

	RC W-750

Layne de Mexico	buggy-mounted	5 1/8”	350 PSI	2009	82	R-23	R-105	5,437.75

	Diamond B-20
	Cummins diesel
	440, skid-	HQ	NA	2009	5	DH-01	DH-05	1,518.7
	mounted

Globexplore	2009 RC642		500 psi /
		5”		2009	23	R-106	R-128	2,096.11
Drilling	buggy-mounted		1,300 cfm

13.4 Pediment Gold Corp. Reverse Circulation (RC) Drilling

Pediment used both Layne de Mexico and Globexplore Drilling S.A. de C.V., both of Hermosillo, for the reverse circulation drilling. Drill holes were generally oriented to azimuths 180[0] and 160[0] and inclined with dips between -45 and -90 degrees to the south because of the predominant north dip to the veins and stockwork zones.
Brunton compasses were used for marking the direction of drilling on the pads. All drill

________________________________________________ 39
R.H. McMillan Ltd. Consulting Geologist

holes contained a systematic code numbering, using a prefix indicating the year and type of drilling and had continuous numbering. Initial pads were located by handheld GPS and further surveying with precision instruments was completed after drilling to obtain the exact point coordinates. RC pipe diameter was 5 1/8 inch for Layne RC or 5.0 inch for
Globexplore RC (casing and core barrels are measured in the Imperial system). RC cuttings were logged coincidentally with drilling using hand lens and binocular field microscope. RC samples were taken every 5 feet (1.52 metre) regardless of lithology, alteration, or mineralization. Chip trays were set up for this sample interval. After completion of a drill hole, the site was covered by a marker composed of down-hole PVC pipe encased in a cement block which was labeled with the drillhole number. The pads were cleaned after completing the drill hole.

13.5 Sediment Gold Corp. Core drilling

Pediment used Layne de Mexico of Hermosillo for its core drilling, using a skid-
mounted Cummins B-20 diamond drill rig. This rig was used to drill 5 holes, as well as for 2 drill hole re-entries. All holes were drilled using HQ diameter. Samples were taken of the entire holes (except for holes DH-02, 03, and 04) and regularly sampled at 1 or up to 3 metre intervals in zones of no obvious interest. Zones of interest were sampled at 1-
metre intervals or less, depending on the nature and thickness of the zone. RC pre-
collaring was also done for holes DH-02 (100.58 metres) and DH-03 (42.672 metres). In addition, DH-06 re-entered hole DH-04 and hole DH-07 was a re-enter into hole R-17 and drilled from the bottom of the RC hole, at 285 metres. The table below show the times of drilling and equipment used.

13.6 Production Statistics of the Pediment Gold Corp. Drill Programs

In 2008, Pediment completed a Phase 1 reverse circulation drill program totalling
4,320 metres of angled holes in six areas: La Colorada, Gran Central, El Creston,
Northeast Extension (to El Creston), Mina Verde and Veta Madre. In May, 2009
Pediment started a Phase 2 follow-up drill program of reverse circulation and diamond drilling which is planned to total 8,000 metres, of which 4,800 metres would be diamond drilling. The results of the work until mid October, 2009 are summarized in the following section.

Table 13 3
		Pediment Gold Corp. Drilling 2008 and 2009
	2008			2009		TOTAL
DRILLING:	NUMBER M		NUMBER m		NUMBER	m
RC	22	4,314.64	105	7,533.86	127	11,848.50
DD (with RC precollar)	0	0.00	5	1,518.70	5	1,518.70
TOTAL	22	4,314.64	110	9,052.56	132	13,367.20

DRILLING BY AREA:
EL CRESTON PIT	2	358.20	36	2,886.78	38	3,244.98
GRAN CENTRAL PIT	3	580.60	9	1,214.28	12	1,794.88
LA COLORADA PIT	1	341.40	13	1,580.15	14	1,921.55

						40

R.H. McMillan Ltd. Consulting Geologist

LA VERDE	7	1,327.60	18	1,109.46	25	2,437.06
NE EXTENSION	5	964.70	4	237.75	9	1,202.45
VETA MADRE	4	742.14	21	1,356.36	25	2,098.50
ROM LEACH PAD	0	0.00	4	60.96	4	60.96
WASTE DUMP	0	0.00	5	606.82	5	606.82
TOTAL	22	4,314.64	110	9,052.56	132	13,367.20

The ongoing program will test open pit targets with the reverse circulation rig and deeper underground targets by diamond drill. The upper portions of the diamond drill holes will be started with the reverse circulation rig as a cost saving measure. The program is designed to test four main areas:

1) The southern and eastern extension from Creston pit areas where previous
Eldorado drilling and the Pediment pit -wall channel-chip sampling program sampling suggests the presence of extensions of gold mineralization.

(2) The north-eastern extension of vein zones outside El Creston pit area including the nearby Mina Verde surface mineralized area where nearby drilling in 2008 returned a maximum intercept 1.5 metres of 518 g/t Au.

(3) The eastern extension of La Colorada and Gran Central vein zones. Pit wall sampling has identified gold values in the walls of these two vein-pit zones that account for a wide zone of near surface gold that is readily accessible. These areas will be tested to block out a resource and for metallurgical tests.

(4) Closer spaced drilling in the higher-grade part of the Veta Madre area. Blocking out of the mineable ore in the Veta Madre zone will allow planning for possible exploitation of the near one gram per tonne gold bearing area. During 2008, drill hole LCOL-R11 intercept 42.2 metres of 0.64 g/t gold and 7.52 g/t silver (refer to February 17, 2009 news release).

The second phase of the current work program is core drilling designed to confirm the existence of underground vein gold mineralization in the El Creston and Gran
Central blocks. A summary of the significant results follows in this section of the report.

13.7.1 Results - El Creston-Minas Prietas Deposit
TABLE 13-4 DRILL RESULTS EL CRESTON-MINAS PRIETAS ZONE

________________________________________________ 41 R.H. McMillan Ltd. Consulting Geologist

and	143.25	149.35	6.10	0.40	2.95
and	160.02	163.07	3.05	1.68	7.35
including	161.54	163.07	1.52	3.01	6.80

R116	32.00	33.53	1.52	1.83	11.00
and	41.15	48.77	7.62	0.58	9.72
and	54.86	57.91	3.05	3.42	6.00
and	57.91	59.44	1.52	106.18	28.80
and	59.44	68.58	9.14	0.44	7.53
and	79.25	80.77	1.52	0.65	3.10
and	86.87	91.44	4.57	0.52	2.27
and	112.78	114.30	1.52	0.95	3.80

R117	6.10	7.62	1.52	0.57	4.10

EL CRESTÓN PIT / NW RAMP					
Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
08-LCOL-R21	126.49	131.06	4.57	3.17	109.83
including	126.49	128.02	1.52	0.25	27.00
including	128.02	129.54	1.52	8.79	270.10
including	129.54	131.06	1.52	0.46	32.40
08-LCOL-R22	202.69	204.22	1.52	0.26	20.20

13.7.2 Results - Gran Central Deposit TABLE 13-5

GRAN CENTRAL PIT					
Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R17	268.22	269.75	1.52	0.39	48.00
and	278.89	283.46	4.57	10.13	323.77
including	281.94	283.46	1.52	19.29	447.90
R76	0.00	12.19	12.19	0.33	9.26
and	22.86	30.48	7.62	0.40	3.10
and	91.44	105.16	13.72	1.25	17.82
including	92.96	94.49	1.52	5.67	97.00
and	141.73	144.78	3.05	0.98	41.00
and	150.88	158.50	7.62	0.56	2.14
R77	10.67	12.19	1.52	0.26	3.70
and	24.38	25.91	1.52	0.61	47.00
and	42.67	44.20	1.52	0.55	5.60
and	67.06	68.58	1.52	0.55	1.20
and	85.34	86.87	1.52	0.33	1.50

43

R.H. McMillan Ltd. Consulting Geologist

TABLE 13-7

LA COLORADA PIT / EAST, ON-STRIKE CONFIRMATION					
Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
08-LCOL-R18	135.64	137.16	1.52	0.40	4.00
and	146.30	147.83	1.52	1.48	3.80
and	160.02	161.54	1.52	0.34	0.80
and	172.21	173.74	1.52	0.48	0.50
and	181.36	182.88	1.52	1.33	0.80
and	196.60	199.64	3.05	1.86	2.15
and	204.22	205.74	1.52	0.40	1.30
and	245.36	246.89	1.52	0.27	8.50
R49	0.00	9.14	9.14	0.26	3.95
and	59.44	68.58	9.14	0.91	1.72
R51	19.81	21.34	1.52	1.06	3.20
and	47.24	57.91	10.67	0.60	3.91
R52	0.00	1.52	1.52	0.32	5.00
and	7.62	22.86	15.24	0.28	6.61
and	32.00	33.53	1.52	0.27	8.80
and	50.29	51.82	1.52	0.49	2.40
R53	41.15	42.67	1.52	0.35	4.80
and	77.72	79.25	1.52	1.28	0.50
R54	21.34	22.86	1.52	0.28	1.20
R55	9.14	16.76	7.62	1.27	4.58

13.7.4 Results - Humberto (Veta Madre) Zone

As stated above, EESA completed twenty one reverse-circulation drill holes totalling 2,372 metres, and these holes intersected mineralization along an east-northeast trending structure, over a strike length of approximately 500 metres. Pediment has since completed 25 RC drill holes (2,098 metres) in 2008-2009. Pediment's drill holes have encountered some significant mineralization at Veta Madre, especially during 2009 with follow-up drilling around hole R-11. Significant results are tabulated below:

TABLE 13-8

VETA MADRE / EXPLORATION					
Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
08-LCOL-R09	36.58	38.10	1.52	0.26	0.93
And	54.86	56.39	1.52	0.25	2.75

45

R.H. McMillan Ltd. Consulting Geologist

13.7.5 Results - Mina Verde TABLE 9

LA VERDE / EXPLORATION					
Drill Hole	From m	To m	Length m	Au ppm	Ag ppm
08-LCOL-R01	0.00	6.10	6.10	1.27	21.97
and	32.00	33.53	1.52	1.23	1.05
and	53.34	54.86	1.52	3.39	32.30
note	from 54.34 to 54.86 there was no recovery				
and	56.39	60.96	4.57	2.78	16.10
08-LCOL-R02	6.10	7.62	1.52	0.30	7.19
and	18.29	19.81	1.52	0.43	10.05
08-LCOL-R04	124.97	126.49	1.52	0.29	12.25
and	134.11	135.64	1.52	1.16	177.00
08-LCOL-R05	6.10	7.62	1.52	0.42	21.80
08-LCOL-R07	79.25	83.82	4.57	10.36	5.71
including	79.25	80.77	1.52	30.20	4.05
including	80.77	82.30	1.52	0.19	5.82
including	82.30	83.82	1.52	0.67	7.25
08-LCOL-R08	92.96	94.49	1.52	0.35	5.67
R56	0.00	4.57	4.57	0.60	1.40
R57	15.24	16.76	1.52	0.29	2.00
and	21.34	25.91	4.57	36.33	83.97
including	21.34	22.86	1.52	93.05	82.00
including	22.86	24.38	1.52	13.99	21.90
including	24.38	25.91	1.52	1.95	148.00
R58	0.00	4.57	4.57	0.37	6.00
and	13.72	15.24	1.52	0.67	14.40
and	19.81	27.43	7.62	1.60	20.48
including	22.86	24.38	1.52	3.03	29.50
R59	3.05	6.10	3.05	0.59	5.10
R99	4.57	13.72	9.14	0.53	2.92
R100	0.00	3.05	3.05	0.40	2.55
and	10.67	21.34	10.67	0.69	8.66
R101	0.00	3.05	3.05	0.42	1.55
and	6.10	7.62	1.52	1.15	2.60

48

R.H. McMillan Ltd. Consulting Geologist

R102	45.72	47.24	1.52	0.39	2.10
R103	0.00	3.05	3.05	0.71	8.80
and	9.14	15.24	6.10	2.98	29.70
R including	10.67	13.72	3.05	5.21	49.60
R104	0.00	12.19	12.19	1.54	9.54
and	50.29	51.82	1.52	0.57	0.40
R105	3.05	13.72	10.67	0.75	6.90
R112	4.57	7.62	3.05	0.27	0.70
and	36.58	38.10	1.52	0.54	2.20
and	41.15	42.67	1.52	2.19	2.80
R113	13.72	15.24	1.52	0.34	1.80
R114	38.10	39.62	1.52	NSM	NSM

13.7.6 Results – Nordeste Extension

TABLE 13-10

NE EXTENSION CRESTON / EXPLORATION					
Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
08-LCOL-R03	123.44	128.02	4.57	177.18	31.58
including	123.44	124.97	1.52	518.00	89.00
including	124.97	126.49	1.52	0.93	3.42
including	126.49	128.02	1.52	12.60	2.31
08-LCOL-R06	32.00	33.53	1.52	5.93	2.80
and	57.91	59.44	1.52	2.19	3.87
08-LCOL-R13	137.16	138.68	1.52	2.45	12.30
R63	24.38	25.91	1.52	0.99	12.10

49

R.H. McMillan Ltd. Consulting Geologist

TABLE 13-11

13.7.8 Results - Run-of-Mine Leach Pad

RUN- OF-MINE LEACH PAD					
Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R85	0.00	15.24	15.24	0.44	41.34
R86	3.05	15.24	12.19	0.45	24.23
R87	0.00	15.24	15.24	0.44	30.34
R68	0.00	15.24	15.24	1.16	36.34

TABLE 13-12

13.7.8 Results - Waste Dump/Stockpile

WASTE DUMP STOCKPILE					
Drill_Hole	From_m	To_m	Length_m	Au_ppm	Ag_ppm
R81	9.14	30.48	21.34	0.20	4.07
And	36.58	39.62	3.05	1.02	2.50
R82	0.0	30.48	30.48	0.27	4.70
R83	0.0	15.24	15.24	0.40	10.30
R84	12.19	30.48	18.29	NSM	NSM

14 Sampling Method and Approach

14.1 General statement

Other than Mr. Giroux, who completed several geostatistical ore resource calculations for EESA when Eldorado was operating the mine, the authors had no personal contact with the project. However the authors have personal knowledge of the EESA staff and consultants involved in the project and can attest to their technical competence and integrity. Indeed the production records and results of the operation demonstrate that the EESA records and data utilized in the present report and mineral resource estimate are valid.

The comments in this section are from a memo by Pediment's Hermosillo staff, in particular Srs. Isaac Antuna and Alberto Orozco. In the authors' opinion, the Pediment work was carried out in a diligent and competent manner under the supervision of well-qualified professionals. According to Pediment staff, all Pediment drill and surface samples taken at the La Colorada project were stored in the project office which was locked for security every day. Weekly collections were set up with the assay labs, and the samples were collected by ALS Chemex (2008 program) or Inspectorate (2008 and 2009 programs) directly at the site. Personnel from both labs would sign off after the samples were loaded into the truck, then the samples were delivered to their respective preparation

50

R.H. McMillan Ltd. Consulting Geologist

laboratories in Hermosillo. The laboratory itself would ship processed pulps for assay in their laboratories in Canada or the U.S.

14.2 Reverse Circulation Drill Samples

RC samples were collected every 5 feet or 1.52 metres. The rig is equipped with a cyclone with both a vertical and a lateral discharge. Material from the vertical discharge passes through a second splitter to obtain two samples. One of the splits is discarded and the other is split again to obtain two new samples. These final two samples are bagged in previously-marked plastic (dry material) or micropore bags (wet material) and sealed with plastic pull ties. One of the bags is weighed and separated for assay, while the other one is stored at the La Colorada warehouse as a duplicate for further checks. These duplicates are organized by drillhole and the warehouse is safely locked. Duplicates are prepared by splitting once and keeping one half for storage, the other half is then split again and bagged as duplicates to go for assay. The sampling process is performed by trained local workers under the supervision of one experienced worker from Hermosillo and a project geologist. At the end of the day or shift, all sample bags for assay are taken to the La Colorada office and organized there, inserting the corresponding bags containing blanks and standards.

14.3 Diamond Drill Core Samples

Samples were marked by the geologist after geological logging, RQD and photography was completed. Samples were split dry, using either a manual or a hydraulic core splitter. In the case of duplicates, the samples had to be split twice, making sure representative parts were used in both sample bags. Weights for all samples were recorded previous to sending to the lab. Splitting was performed by local trained workers under the supervision of Pediment’s qualified geologist. Core boxes are stored at a warehouse in La Colorada using plastic boxes which are properly marked with drill hole number and intervals contained in metres.

14.4 Exploration Rock Samples

Chip-channel bench samples and selected surface rock samples were collected by qualified Mexican geologists together with appropriate geological-technical data, including UTM coordinates, lithology and mineralization recorded in field books. The samples are placed in standard plastic rock sample bags, tagged and the locations recorded in a master database. The plastic bags are sealed using plastic pull ties. All samples are taken to the office facilities within the La Colorada project. Sample shipment and treatment is as described.

15 Sample Preparation, Analyses and Security

15.1 General statement

Bench chip-channel (rock) samples were analyzed at ALS Chemex. Currently,
RC and core samples are being analyzed by Inspectorate Labs. In the case of both assay companies, sample preparation is conducted in Hermosillo, and fire assays performed

51

R.H. McMillan Ltd. Consulting Geologist

respectively in North Vancouver or Reno Nevada. Pediment adheres to a strict QA/QC program utilizing standards, blanks and check samples.

Rock samples as well as drill core and RC chip samples are crushed and split in
ALS Chemex and/or Inspectorate's Hermosillo prep facility, with gold and silver fire assays performed in the respective ALS Chemex or Inspectorate's main home facility.
The RC chip samples and drill core samples currently being assayed by Inspectorate are routinely sent to ALS Chemex in North Vancouver for check assays. The work is under the supervision of Mr. Melvin Herdrick, Vice President of Exploration and Ing. Alberto
Orozco.

The authors are confident that the techniques employed in sampling, sample preparation and assaying were adequate and meet high quality control standards. The samples taken by the author were continuously under the supervision of the author until submitted to the preparation facility in Hermosillo, then the pulp was shipped to the Lab`s facility in North Vancouver. ALS Chemex is certified by BSI Management systems to
ISO 9001:2000 standards.

15.2 ALS-Chemex and Inspectorate Àssay Procedure

The ALS-Chemex sample preparation and analytical procedures are described below. A variety of analytical procedures were used. The laboratory runs certified standards and blanks with each batch of samples as well as replicate assays on every 10th sample. ALS-Chemex laboratories are Standards Council of Canada accredited facilities to ISO/IEC 17025 guidelines.

As part of routine procedures, ALS Chemex uses barren wash material between sample preparation batches and, where necessary, between highly mineralized samples.
This cleaning material is tested before use to ensure no contaminants are present and results are retained for reference. In addition, logs are maintained for all sample preparation activities. In the event a problem with a prep batch is identified, these logs can be used to trace the sample batch preparation and initiate appropriate action.

ALS-Chemex Sample Preparation:

1.	Sample is logged in Laboratory Information Management System (“LIMS”) and weighed.

2.	Sample is dried in ovens.

3.	Sample is crushed to 70% <2 mm or better

4.	The crusher is compressed air cleaned after each sample.

5.	Sample is split using Jones Riffle until up to 250 g sample remains.

6.	Sample is packed and the reject is returned to original bag and stored.

7.	Sample from step 5 is pulverized to 85% passing 75 micron or better.

8.	Aliquots for assaying are weighed out from step 7.

9.	All checks are run on samples in step 7.

ALS-Chemex Analytical Procedure – AA-62

Ag, Cu, Pb, Zn, Mo & As by HF-HNO3-HClO4 digestion with HCl leach and Atomic
Absorption Spectrometry (AAS) finish.
ALS-Chemex Assay Procedure – GRA-21
Ag, by fire assay and gravimetric finish, 30 g nominal sample weight.
ALS-Chemex Assay Procedure – AA-26

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R.H. McMillan Ltd. Consulting Geologist

Au by fire assay and AAS finish, 50 g nominal sample weight.

The Inspectorate sample preparation and analytical procedures are similar with minor differences:

1. Crushing: >80% of crushed sample passes through a 2 mm screen.
2. Pulverizing: >90% of the ring pulverized sample passes through a 105 micron screen.

15.3 Data verification – Pediment Gold Corp.

The following information has been provided to the authors in the form of a memorandum by Pediment’s Hermosillo staff, specifically Mr. Mel Herdrick, and Ings.
Alberto Orozco and Isaac Antuna. Pediment’s practice is to insert one control sample
(standards, blanks and duplicates) at 10-sample intervals through an entire drill hole. The control sample inserted each time is in sequence standard, blank and duplicate and repeats for as many sample intervals as the drill hole contains. Standards used are commercially produced by Rocklabs and include different gold grades and two types:
oxide and sulphide. The type is selected to match the type of mineralization being cut in the drill hole. Blanks are also purchased from Rocklabs and duplicates are prepared during drilling by using a riffle splitter, for the case of RC, or by further splitting the sample in the case of core.

After assay results are received from and certified by ALS Chemex or
Inspectorate labs, statistical and/or graphic QA/QC analyses are applied to all control samples. Pediment does not include any values in its final database that have not passed the QA/QC procedure satisfactorily. As the exploration program at La Colorada was made in two different stages (2008 and 2009), two separate evaluations were made, generating one yearly chart for each group of control samples.

Duplicate samples are evaluated using the Spearman Rank’s correlation coefficient (R2), which considers differences in Au-values sorting-ranks and is calculated to assure a good positive correlation represented by the proximity of R2 to 1. In addition, the correlation coefficient and the Pearson correlation coefficient are also calculated for the original data, to verify the direct correlation level. The Spearman coefficient demonstrated a very good positive correlation level in both programs - 0.9333 for 2008 and 0.9297 for 2009. Direct correlation coefficients are also high, confirming good assay repeatability.

Certificates of results for all reference material are issued by RockLabs, these documents contain mainly the mean Au values and the Standard Deviation for each standard they manufacture, and this information is taken into account to establish the tolerance limits which determine if a re-assay is required. Reference material’s results that Pediment receives from ALS Chemex are graphically analyzed as part of the QA/QC procedures.

16 Data Verification

During the property visit by two of the authors (McMillan and Dawson) on
October 3, 2009, eleven character samples were taken. The samples collected ranged between 0.64 and 6.03 kg., averaging about 2 kg. They were collected with a geological

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R.H. McMillan Ltd. Consulting Geologist

pick into a plastic sample bag and delivered personally by McMillan and Dawson on Oct.
3 to the ALS Chemex preparation facility in Hermosillo. The analytical results are presented in Appendix 1. The results and the comparative Pediment results are presented in the table below:

Table	Duplicate and Character Rock Chip and RC Drill Cutting Samples - La Colorada Mine area
16-1

Sample #	Easting*	Northing*	Description	Au	Au
				ppm	ppm
				this	Pediment
				work	Gold
				**	**

MD001	54282	3185654	El Creston pit ramp. 2 m chip sample on bench between	0.11	0.014
			Pediment Samples 324282 and 324283. N-trending		0.026
			vuggy quartz veinlets to 1 cm. cutting red weathering
			hornfelsed argillite. 20 cm. N-trending, steeply-dipping
			felsic dyke cuts sediments.

MD002	542840	3185640	El Creston pit ramp. 2 m chip sample on bench between	0.53	0.197
			Pediment Samples 324264 and 324265. Quartz vein		0.111
			stockwork cutting altered argillite. ~75 to 80% quartz.

MD003	542920	3185760	El Creston pit. 2 m chip sample on bench duplicating	0.18	0.138
			Pediment Sample 324224. 0.5 to 2 cm. quartz vein
			swarm trends SW cutting red baked argillite. Broken
			granodiorite intrusive dykes to 0.5 m.

MD004	542920	3185760	El Creston pit. 2 m chip sample on bench duplicating	0.35	0.103
			Pediment Sample 324223. 0.5 to 2 cm. quartz vein
			swarm trends SW cutting red baked argillite. Broken
			granodiorite intrusive dykes to 0.5 m.

MD005	542920	3185760	El Creston pit. 10 to 15 cm. gouge zone in same location	2.45	0.485
			as MD003. Duplicates Pediment Sample 324222.

MD006	541233	3185777	La Colorada pit. 1.5 m sample of La Colorada vein. Vein	0.95	0.164
			is intensely oxidized but contains fine pyrite, galena and
			sphalerite and some vuggy quartz. Vein (which is a
			stockwork of fine veinlets) dips ~ 50[0] N. Duplicates
			Pediment Sample 434696.

MD007	541345	3185642	Gran Central pit. 3 m chip sample of 1.4 m highly altered	0.32	4.71
			shear zone dipping NE ~45[0]. Drusy quartz, maroon and
			red Fe oxides and some Mn. Duplicates Pediment
			Sample 434806.

MD008			Duplicate riffle split of RC hole sample 40556.	0.77	0.776

MD009			Duplicate riffle split of RC hole sample 40494.	1.77	2.289

MD010			Duplicate riffle split of RC hole sample 40492.	1.55	1.472

MD011			Duplicate riffle split of RC hole sample 40493.	1.3	0.969

* NAD 27 Mexico, Zone 12K,			**all samples assayed by ALS-CHEMEX

The riffle split samples of the reverse circulation drill cuttings show good correlation as was expected. The chip samples show poorer correlation – perhaps reflecting to greater variability and or more personal bias in chip sampling.

Appropriate scientific methods and best professional judgment were utilized in the collection and interpretation of data discussed in this report. However, user of this report are cautioned that the evaluation methods used herein are subject to inherent uncertainties and assumptions, over which Messrs. McMillan, Dawson, and Giroux have

54

R.H. McMillan Ltd. Consulting Geologist

no control. These uncertainties and assumptions are stated herein and users of this report are advised to be aware of and understand these uncertainties and assumptions. Data obtained from public domain and private sources were utilized, and although the four check samples (samples MD008 to 011) collected by Dawson and McMillan were within acceptable sampling and assaying errors, it is beyond the scope of this report to verify the complete database. The authors believe that the work and data were collected in a professional and diligent manner, but there could be errors and/or omissions.

17 Adjacent Properties

The La Colorada property is located near the southeastern end of the
Northwestern Sonora Gold Belt (see figure 11). This zone measures more than 450 km. in length from Sonoyta on the US border to roughly 60 km. southeast of La Colorada. It has an average width of approximately 100 km. and contains at least 60 gold prospects. The locus for this zone is the trace of the Mojave-Sonora Megashear and/or the North
American - Caborca terrane boundary (see figure 815-10). The zone is projected to continue further to the southeast where ultimately it would coalesce with the belt of volcanic hosted, epithermal, precious metal deposits of the Sierra Madre. To the northwest, it clearly extends into southeastern California where it includes similar epithermal, bulk tonnage deposits such as Mesquite, Cargo Muchacho and Picacho.

The majority of the deposits within the Northwestern Sonora Gold Belt can be characterized as structurally controlled, epithermal, vein-like, disseminated and stockwork type, gold-silver deposits. The most important of these are: Amelia, El Tiro,
La Colorada, La Choya, La Herradura, Lluvia de Oro, Santa Gertrudis and San Francisco
and are shown on Figure 11.

The closest major epithermal deposit to La Colorada is the high-sulphidization
Mulatos Mine operated by Alamos Gold Inc. The Mulatos Mine is located about 150 km.
east of La Colorada and 220 kilometres east of Hermosillo in the Sierra Madre Occidental mountain range Figure 10 Commercial Production at the Mulatos Mine began in 2006, and the operation has been steadily increasing gold production to the level achieved in
2008 of 151,000 ounces at a cash costs of $389 per ounce (Alamos Gold Inc., 2009). The mineral reserve estimate calculated as of December 31, 2008, using a $700 per ounce gold price, consists of proven and probable reserves of 2.05 -million contained ounces in several ore zones.

18 Mineral Processing and Metallurgical Testing

According to Mr. Herdrick, historical EESA operating statistics at the end of
February 1998 showed that the operation over the period of commercial operation had metal recoveries of 67.8 % for gold and 10.6 % for silver. At the time EESA commissioned The Winters Company (TWC), an outside group, to assess the recoveries based on metallurgical test work done by Oxidor Laboratories and EESA process staff. In their conclusions, TWC estimated that the run-of-mine (ROM) ore from El Creston and
Minas Prietas placed on the leach pad would ultimately produce a 70% gold recovery.
And further, that the El Creston crushed ore would yield an 80% gold recovery. Since about half of El Creston ore was ROM and the other half was crushed, the ultimate recovery was estimated at 75%. TWC also concluded that a 72% gold recovery and a

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R.H. McMillan Ltd. Consulting Geologist

30% silver recovery would occur with Gran Central ore crushed to minus -1/2 inch. The ultimate recoveries for all the ore treated up to December 1999 shown in EESA metallurgical balance was 71.46 % for gold and 13.29% for silver.

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R.H. McMillan Ltd. Consulting Geologist

19 Mineral Resource and Mineral Reserve Estimates

This section of the report has been prepared by Mr. Gary Giroux of Giroux
Consultants Ltd. A Resource estimate has been competed for both the El Creston and
Gran Central-La Colorada pit areas. While both mining areas (open pits) are in the same large La Colorada project area both deposits are estimated independently. Both deposits have been mined by Eldorado in the 1990’s and contain open pits. The blast hole samples from the open pits are used in semivariogram modeling to better define close range variability.

19.1	El Creston Estimate

19.11	Data Analysis

For the El Creston Deposit a total of 407 historic drill holes were supplied by Pediment containing a total of 22,070 assays over a combined 45,375 m (see Appendix 1 for a listing of drill holes used in the resource estimate). In addition 27 reverse circulation drill holes and one core hole were completed by Pediment in 2008-09 by the cutoff date for this resource and totalled
2,147 m. A check on assays found 11 small gaps in the sampling and for these 11 intervals values of 0.001 g/t Au and 0.1 g/t Ag were inserted. A total of 388 samples reported as -2.0, 4 samples reported as -1.0 and 10 samples reported as 0.000 for Au were all set to 0.001 g/t Au. For silver
466 samples reported as -2.0, 243 reported as -1.0 and 41 reported as 0.00 were set to 0.1 g/t Ag.
During Eldorado’s exploration a number of drill holes were identified as having sections of assays that might be effected by down hole contamination caused by RC holes passing through underground workings. A total of 136 assays within the mineralized zones and 1,217 assays within waste were removed from the data base and not used in the resource estimate.

Pediment geologists built 3 dimensional geologic solids to constrain the El Creston resource estimate. The solids extended up into the mined out pit to include both original drill holes and blast holes for modeling purposes. For grade-tonnage estimation the solids would be trimmed by the current pit outline. Figure 16.1 below shows the 3D mineralized solid models with drill hole traces.

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R.H. McMillan Ltd. Consulting Geologist

Figure 16 Isometric view looking NE showing El Creston mineralized solids, drill hole traces and existing open pit outline.

By comparing the assay data to these three dimensional solids the individual assays were tagged as being inside the mineralized solids or outside the solids in waste.
Table 19-1: Assay statistics for Au and Ag at El Creston

	Mineralized Zone		Waste

	Au (g/t)	Ag(g/t)	Au (g/t)	Ag (g/t)

Number of Assays	4,753	4,753	18,696	18,696

Mean Grade	1.375	17.43	0.315	8.72

Standard Deviation	10.185	39.76	1.454	20.03

Minimum Value	0.001	0.10	0.001	0.005

Maximum Value	431.52	1874.0	93.30	500.00

Coefficient of Variation	7.41	2.28	4.62	2.30

The grade distributions for Au and Ag in both the mineralized shell and waste were examined using lognormal cumulative frequency plots to determine if capping was required and if so at what level. The plot for gold in the mineralized zone is shown below as Figure 17. When a single lognormal population is plotted on a cumulative frequency plot it will plot as a straight line. If the line is curved (black dots on plot) with multiple inflection points (shown as vertical lines) there are multiple overlapping lognormal populations present. The procedure called partitioning is used to separate out these individual populations (shown on plot as lines of open circles). The test of the interpretation is to recombine the populations and compare to the original distribution (curved line of open triangles). For gold within the mineralized zone there are 6 overlapping populations identified.

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R.H. McMillan Ltd. Consulting Geologist

Figure 17 Lognormal Cumulative Frequency Plot for Au in El Creston Mineralized solids

The overlapping populations are described in Table 19-2. Table 19-2: Gold populations present in Mineralized Solids at El Creston

Population	Mean Au (g/t)	Percentage of	Number of
		Total Samples	Samples

1	367.30	0.07%	3

2	24.13	0.70%	33

3	8.76	1.55%	72

4	0.46	86.09%	4,016

5	0.05	8.33%	389

6	0.005	3.27%	153

Population 1 represents erratic high grade outliers that need to be capped. A reasonable cap level would be 2 standard deviations above the mean of population 2. A total of 4 gold assays within the mineralized zone were capped at 105 g/t Au. Populations 2 and 3 represent high grade structures within the mineralized zone while population 4 represents the main mineralizing event. Populations 5 and 6 represent internal waste within the mineralized zone.

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R.H. McMillan Ltd. Consulting Geologist

A similar procedure was completed for silver within the mineralized zone and Au and Ag within the waste zone (the material outside of the mineralized solid). The capping levels and number of samples capped are shown in Table 19-3.

Table 19-3: Capping Parameters for Gold and Silver at El Creston

Domain	Variable	Capping	Cap	Number
		Strategy	Level	Capped

Mineralized Zone	Au	2SDAMP2	105 g/t	4

	Ag	2SDAMP2	349 g/t	4

Waste	Au	2SDAMP4	5.8 g/t	111

	Au	2SDAMP3	61 g/t	440

The high number of samples capped in the waste reflects ore grade material mined out in the previous mining operation by Eldorado that was sitting above the interpreted mineralized solid, scattered high grade intervals below or around the mineralized solid that could not be joined together or material in a few holes though to be down hole contamination.

The effects of capping on average grade and coefficient of variation are demonstrated in
Table 19-4.

Table 19-4: Assay statistics for Capped Au and Ag at El Creston

	Mineralized Zone		Waste

	Au (g/t)	Ag(g/t)	Au (g/t)	Ag (g/t)

Number of Assays	4,753	4,753	18,696	18,696

Mean Grade	1.200	17.08	0.272	7.64

Standard Deviation	4.438	29.26	0.714	12.70

Minimum Value	0.001	0.10	0.001	0.10

Maximum Value	105.0	349.0	5.80	61.0

Coefficient of Variation	3.70	1.71	2.62	1.66

19.12 Composites

The drill holes for El Creston were “passed through” the mineralized solids with the points each hole entered and left a solid recorded. For these intervals uniform down hole 5 m composites were formed that honoured the boundaries of the solid. Small intervals at the bottom boundary were combined with the adjoining sample if less than 2.5 m. If these small intervals were greater than or equal to 2.5 m they were left as is. As a result a uniform support of 5 ± 2.5
m was produced.

The blast holes from Eldorado mining were also available for analysis. The 5 m bench blast holes were also compared to the mineralized solid and blast holes were tagged for inside
(MIN) or outside the solid (WASTE).

Statistics for 5 m composites are tabulated below. Blast holes within the mineralized solids all had gold values less than the cap level for mineralized gold assays so all were left as reported. A total of 5 blast holes reported silver grades exceeding the assay silver cap of 349 g/t
Ag. These blast hole grades for silver were reduced to 349 g/t. Blast holes in waste were not used.

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R.H. McMillan Ltd. Consulting Geologist

Table 19-5: 5 m Composite statistics for Au and Ag at El Creston

	Mineralized Zone		Waste		Blast Holes in Mineralized
					Zone

	Au (g/t)	Ag(g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag(g/t)

Number of Assays	1,819	1,819	5,682	5,682	33,231	33,231

Mean Grade	1.156	16.36	0.165	5.58	0.911	12.95

Standard Deviation	2.723	22.63	0.446	9.46	1.540	17.39

Minimum Value	0.001	0.10	0.001	0.05	0.001	0.01

Maximum Value	43.56	207.8	5.80	61.0	33.70	349.0

Coefficient of Variation	2.36	1.38	2.71	1.70	1.69	1.34

Figure 18 Isometric view looking E showing El Creston mineralized solids, (North in red and South in Magenta), drill hole traces and existing open pit outline.

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R.H. McMillan Ltd. Consulting Geologist

Figure 19 Isometric view looking NE showing El Creston mineralized solids and blast hole coverage in orange

Structural mapping completed by P.D. Lewis (Lewis, 1995) has indicated two main mineralized structures within El Creston. A northern structure strikes approximately east-west and dips about 45[o] N and a southern structure strikes E-W with a vertical dip. To compare the blast hole results with the drill hole results for gold in these two structures lognormal cumulative frequency plots were produced (see Figures 20 and 21).

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R.H. McMillan Ltd. Consulting Geologist

Clearly the distributions are very similar from the two styles of drilling with blast hole grades slightly lower due to analysis by hot cyanide as opposed to fire assay of drill hole assays.
The hot cyanide procedure will not always report the total gold present.

19.13 Variography

The close spaced blast hole results were combined with the drill hole results for El
Creston to improve the ability to model grade continuity. Pairwise relative semivariograms were used to model both gold and silver within the North and South structural zones. Geometric anisotropy was demonstrated for both variables within both zones with spherical nested models fit to the data. The semivariogram parameters are shown below.

Table 19-6: Semivariogram parameters for El Creston

Zone	Variable	Az / Dip	Co	C1	C2	Short Range	Long Range
						(m)	(m)

North	Au	90 / 0	0.40	0.15	0.15	15.0	100.0

		0 / -45[o]	0.40	0.15	0.15	14.0	40.0

		180 / -45[o]	0.40	0.15	0.15	12.0	32.0

	Ag	90 / 0	0.20	0.18	0.22	20.0	100.0

		0 / -45[o]	0.20	0.18	0.22	10.0	40.0

		180 / -45[o]	0.20	0.18	0.22	15.0	36.0

South	Au	90 / 0	0.20	0.34	0.24	10.0	80.0

		0 / 0	0.20	0.34	0.24	8.0	20.0

		0 / -90[o]	0.20	0.34	0.24	10.0	40.0

	Ag	90 / 0	0.10	0.12	0.37	10.0	200.0

		0 / 0	0.10	0.12	0.37	15.0	40.0

		0 / -90[o]	0.10	0.12	0.37	12.0	48.0

Waste	Au	90 / 0	0.20	0.54	0.27	12	100

		0 / 0	0.20	0.54	0.27	11	48

		0 / -90[o]	0.20	0.54	0.27	10	60

	Ag	90 / 0	0.10	0.31	0.41	20	160

		0 / 0	0.10	0.31	0.41	20	100

		0 / -90[o]	0.10	0.31	0.41	12	52

19.14 Block Model

A block model with blocks 5 x 5 x 5 m in dimension was created to cover the two El Creston mineralized solids. The block model origin was as follows:
Lower Left Corner of Model
42100 E	Size of Column = 5 m	220 Columns
185200 N	Size of Row = 5 m	160 Rows
Top of Model
515.0 Elevation	Size of Level = 5 m	83 Levels
No Rotation

For each block in the model the percentage below the current topographic surface and current pit bottom was recorded. In addition the percentages within the North and South mineralized solids were recorded.

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R.H. McMillan Ltd. Consulting Geologist

19.15 Bulk Density

At El Creston 240 samples were found from tests conducted during the mine life. The results ranged from a high of 5.69 to a low of 1.92. When these two extremes were removed the average of 238 samples was 2.50. Of the total samples 147 had information on oxidation state.
The average specific gravity from 130 oxide samples was 2.47, the average of 15 mixed samples was 2.65 while the average of 2 sulphide samples was 2.76. Since the majority of the El Creston resource is thought to be in oxides the value of 2.47 was used for mineralized rock. The average of the total data base of 2.50 was used for waste.

Going forward, it is recommended that oxide, mixed and sulphide surfaces be produced so the block model can coded and the appropriate bulk density applied on a block by block basis.
To this end more specific gravities should be measured from oxides, mixed, sulphides and waste to better characterize the deposit.

19.16 Grade Interpolation

Grades for gold and silver were estimated for the El Creston by ordinary kriging in a number of passes. Blocks containing some percentage of the North structure were estimated from all mineralized composites but using the semivariogram parameters developed for the North zone.
Kriging was completed in 4 passes with the search ellipse dimensions and orientation determined by the North zone variography. The first pass required a minimum of 4 composites within a search ellipse with dimensions equal to ¼ the semivariogram range in each of the three principal directions. To estimate blocks not kriged in Pass 1 a second Pass was completed requiring 4 composites within a search ellipse with dimensions equal to ½ the semivariogram range in each direction. A third pass using the full range and a fourth pass using twice the range completed the kriging. In all passes a maximum of 3 composites were allowed from any one hole and if more than 12 were found the closest 12 were used.

When blocks with some percentage within the North zone were estimated blocks with some percentage within the South zone were kriged using a similar procedure but using the South zone semivariograms for Au and Ag.

Finally for all estimated blocks that contained some percentage outside the mineralized solids a waste component was estimated in a similar manner using the waste composites and the semivariograms developed for Au and Ag in waste.

For blocks containing more than one of these three zones, a weighted average grade was produced. The kriging parameters are summarized below.

	Table 19-7: Summary of Kriging Parameters for El Creston

Zone	Variable	Pass	Number	Az/Dip		Dist.	Az/Dip			Dist.	Az/Dip		Dist.
			Estimated			(m)				(m)			(m)

North	Au	1	5,720	90	/ 0	25.0	0	/	-45	10.0	180	/ -45	8.0

		2	16,183	90	/ 0	50.0	0	/	-45	20.0	180	/ -45	16.0

		3	14,579	90	/ 0	100.0	0	/	-45	40.0	180	/ -45	32.0

		4	1,616	90	/ 0	200.0	0	/	-45	80.0	180	/ -45	64.0

	Ag	1	6,125	90	/ 0	25.0	0	/	-45	10.0	180	/ -45	9.0

		2	16,657	90	/ 0	50.0	0	/	-45	20.0	180	/ -45	18.0

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R.H. McMillan Ltd. Consulting Geologist

		3	13,910	90 / 0		100.0	0 / -45			40.0	180		/ -45	36.0

		4	1,406	90 / 0		200.0	0 / -45			80.0	180		/ -45	72.0

South	Au	1	1,961	90	/0	20.0	0	/	0	5.0	0	/	-90	10.0

		2	3,729	90	/0	40.0	0	/	0	10.0	0	/	-90	20.0

		3	4,455	90	/0	80.0	0	/	0	20.0	0	/	-90	40.0

		4	1,164	90	/0	160.0	0	/	0	40.0	0	/	-90	80.0

	Ag	1	4,816	90	/0	50.0	0	/	0	10.0	0	/	-90	12.0

		2	4,372	90	/0	100.0	0	/	0	20.0	0	/	-90	24.0

		3	2,038	90	/0	200.0	0	/	0	40.0	0	/	-90	48.0

		4	83	90	/0	400.0	0	/	0	80.0	0	/	-90	96.0

Waste	Au	1	9,648	90	/0	25.0	0	/	0	12.0	0	/	-90	15.0

		2	20,684	90	/0	50.0	0	/	0	24.0	0	/	-90	30.0

		3	6,579	90	/0	100.0	0	/	0	48.0	0	/	-90	60.0

		4	176	90	/0	200.0	0	/	0	96.0	0	/	-90	120.0

	Ag	1	23,856	90	/0	40.0	0	/	0	25.0	0	/	-90	13.0

		2	12,126	90	/0	80.0	0	/	0	50.0	0	/	-90	26.0

		3	1,105	90	/0	160.0	0	/	0	100.0	0	/	-90	52.0

		4	0	90	/0	320.0	0	/	0	200.0	0	/	-90	104.0

19.2 Gran Central Estimate

19.21 Data Analysis

The Gran Central Deposit comprises the Gran Central structure and the La Colorada structure and is sampled by a total of 403 historic drill holes supplied by Pediment containing a total of 27,326 assays over a combined 53,515 m (see Appendix 3 for a listing of drill holes used in the resource estimate). An additional 20 reverse circulation drill holes and 3 core holes totalling 3,491 m were completed by Pediment in 2008-09 prior to the cutoff date for this resource.

A check on assays found 27 small gaps in the sampling and for these 27 intervals values of 0.003 g/t Au and 0.005 g/t Ag were inserted. A total of 1,040 samples reported as -1.0 and 10 samples reported as -2.0 for Au were all set to 0.003 g/t Au. For silver 2 samples reported as -2.0,
4,081 reported as -1.0 and 30 reported as 0.00 were set to 0.005 g/t Ag. The 0.003 g/t level for gold and 0.005 g/t level for silver were ½ the detection limits. For the 2008-09 drill holes completed by Pediment, 10 assays reported as -1.0 were set to 0.001 g/t a value equal to ½ the detection limit. A total of 10 silver assays form 2008-09 drilling reported at -1.0 and 159 samples missing a silver value were assigned a value of ½ the detection limit equal to 0.025 g/t.

Pediment geologists built 3 dimensional geologic solids to constrain the Gran Central and
La Colorada resource estimate. The solids extended up into the mined out pit to include the original drill holes for modeling purposes. Blast holes from the existing pits were not available for analysis. For grade-tonnage estimation the solids would be trimmed by the current pit outline.
Figures 22 and 23 below shows the 3D mineralized solid models with drill hole traces.

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R.H. McMillan Ltd. Consulting Geologist

Elev (Z)
East (X)
North (Y)

Figure 22 Isometric view looking NE showing Gran Central in Magenta and the La Colorada behind in Red and current surface topography in grey

North (Y)
Elev (Z)
East

Figure 23 Isometric view looking NE showing Gran Central in Magenta and the La Colorada behind in Red and drill hole traces in green

67

R.H. McMillan Ltd. Consulting Geologist

By comparing the assay data to these three dimensional solids the individual assays were tagged as being inside the mineralized solids or outside the solids in waste.

Table 19-8 : Assay statistics for Au and Ag at La Colorada and Gran Central

		Mineralized Zones			Waste

	La Colorada		Grand Central

	Au (g/t)	Ag(g/t)	Au (g/t)	Ag(g/t)	Au (g/t)	Ag (g/t)

Number of Assays	2,689	2,689	5,680	5,680	21,025	21,025

Mean Grade	1.195	8.68	1.112	7.89	0.177	2.23

Standard Deviation	4.567	26.01	5.325	23.04	3.460	12.29

Minimum Value	0.001	0.005	0.001	0.005	0.001	0.005

Maximum Value	83.41	500.0	223.83	499.0	441.82	1031.0

Coefficient of Variation	3.82	2.99	4.79	2.92	19.50	5.50

The grade distributions for Au and Ag in both the mineralized shells and waste were examined using lognormal cumulative frequency plots to determine if capping was required and if so at what level.

A similar procedure of partitioning as explained in Section 19.11 was completed for gold and silver within the mineralized zones and the waste zone (the material outside of the mineralized solids). The capping levels and number of samples capped are shown in Table 19-9.

Table 19-9: Capping Parameters for Gold and Silver at La Colorada and Gran Central

Domain	Variable	Capping	Cap	Number
		Strategy	Level	Capped

La Colorada Zone	Au	2SDAMP2	37 g/t	11

	Ag	2SDAMP2	178 g/t	19

Gran Central Zone	Au	2SDAMP3	40 g/t	14

	Ag	2SDAMP2	267 g/T	11

Waste	Au	2SDAMP5	1.1 g/t	382

	Ag	2SDAMP4	90.0 g/T	49

Where 2SDAMP2 stands for two standard deviations above the mean of population 2

The high number of samples capped in the waste reflects ore grade material mined out in the previous mining operation by Eldorado that was sitting above the interpreted mineralized solid, scattered high grade intervals below or around the mineralized solid that could not be joined together or material in a few holes though to be down hole contamination.

The effects of capping on average grade and coefficient of variation are demonstrated in
Table 19-10.

Table 19-10: Assay statistics for Capped Au and Ag at La Colorada and Gran Central

		Mineralized Zones			Waste

	La Colorada		Grand Central

	Au (g/t)	Ag(g/t)	Au (g/t)	Ag(g/t)	Au (g/t)	Ag (g/t)

Number of Assays	2,689	2,689	5,680	5,680	21,025	21,025

Mean Grade	1.103	8.19	1.002	7.74	0.081	2.02

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R.H. McMillan Ltd. Consulting Geologist

Standard Deviation	3.371	21.50	2.954	20.69	0.186	6.98

Minimum Value	0.001	0.005	0.001	0.005	0.003	0.005

Maximum Value	37.00	178.0	40.00	267.0	1.100	90.0

Coefficient of Variation	3.06	2.59	2.95	2.67	2.29	3.45

19.22 Composites
The drill holes for La Colorada and Gran Central were “passed through” the mineralized solids with the points each hole entered and left a solid recorded. For these intervals uniform down hole 5 m composites were formed that honoured the boundaries of the solid. Small intervals at the bottom boundary were combined with the adjoining sample if less than 2.5 m. If these small intervals were greater than or equal to 2.5 m they were left as is. As a result a uniform support of 5 ± 2.5 m was produced.

Statistics for 5 m composites are tabulated below.

Table 19-11: 5 m Composite statistics for Au and Ag at La Colorada and Gran Central

	La Colorada		Gran Central		Waste

	Au (g/t)	Ag(g/t)	Au (g/t)	Ag (g/t)	Au (g/t)	Ag(g/t)

Number of Assays	1,061	1,061	2,109	2,109	7,320	7,320

Mean Grade	0.953	7.25	0.950	7.31	0.070	1.67

Standard Deviation	2.032	15.38	1.958	15.71	0.129	4.66

Minimum Value	0.002	0.005	0.002	0.005	0.002	0.005

Maximum Value	24.46	178.00	32.90	240.96	1.100	85.39

Coefficient of Variation	2.13	2.12	2.06	2.15	1.85	2.78

19.23 Variography

Pairwise relative semivariograms were used to model both gold and silver within the Gran
Central and La Colorada structural zones. Geometric anisotropy was demonstrated for both variables within both zones with spherical nested models fit to the data. The semivariogram parameters are shown below while the models are shown in Appendix 4.
Table 19.12: Semivariogram parameters for Gran Central and La Colorada

Zone	Variable	Az / Dip	Co	C1	C2	Short Range	Long Range
						(m)	(m)

Gran Central	Au	070 / 0	0.30	0.35	0.08	28	70

		340 / -60	0.30	0.35	0.08	20	40

		160 / -30	0.30	0.35	0.08	15	30

	Ag	070 / 0	0.10	0.56	0.19	40	120

		340 / -60	0.10	0.56	0.19	20	130

		160 / -30	0.10	0.56	0.19	25	80

La Colorada	Au	090 / 0	0.30	0.46	0.24	50	120

		0 / 0	0.30	0.46	0.24	10	80

		0 / -90	0.30	0.46	0.24	30	80

	Ag	070 / 0	0.16	0.36	0.88	12	34

		340 / 0	0.16	0.36	0.88	5	34

		0 / -90	0.16	0.36	0.88	35	100

Waste	Au	Omni Directional	0.30	0.18	0.29	12	60

	Ag	Omni Directional	0.20	0.30	0.48	12	58

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R.H. McMillan Ltd. Consulting Geologist

19.24 Block Model

A block model with blocks 5 x 5 x 5 m in dimension was created to cover the two Gran Central mineralized solids. The block model origin was as follows:

Lower Left Corner of Model
40900 E	Size of Column = 5 m	200 Columns
185300 N	Size of Row = 5 m	160 Rows
Top of Model
525.0 Elevation	Size of Level = 5 m	71 Levels
No Rotation

For each block in the model the percentage below the current topographic surface and current pit bottom was recorded. In addition the percentages within the La Colorada and Gran
Central mineralized solids were recorded.

19.25 Bulk Density

For the La Colorada and Gran Central deposits a total of 56 samples were submitted to
Compania Minera Pitalla S.A. de C. V. in Hermosillo for specific gravity determinations. The samples were from oxides (12), mixed oxides and sulphides (11), sulphides (18) and waste rock
(15). The results are tabulated below.

Table 19-13: Summary of Specific Gravity Determinations for La Colorada and Gran Central

While there is a significant difference between the density of oxides and sulphides, at this time a proper oxide-sulphide three dimensional surface has not been created and as a result the block model cannot be coded. For this resource estimate, the average of oxide, mixed and sulphide specific gravities, a value of 2.62 was used for the mineralized portion of blocks. The waste portion was assigned a specific gravity of 2.73. For blocks containing both mineralized rock and waste a weighted average was used.

For future work it is recommended that drill logs be used to build a three dimensional representation of the oxide, mixed and sulphide zone for these deposits. With this information representative specific gravity values could be used for each zone.

19.26 Grade Interpolation
Grades for gold and silver were interpolated into blocks using ordinary kriging using similar procedures as explained in Section 19.16 for El Creston. Blocks with some percentage within the Gran Central Solid were estimated using the semivariogram parameters developed for
Gran Central. Blocks with some percentage within the La Colorada solid were estimated using the La Colorada semivariograms. A soft boundary was used for composites between the two zones so mineralized grades could be used across the boundary for blocks near the boundary.
Waste grades were estimated using the waste semivariograms and only composites outside the mineralized solids.

As in El Creston a minimum of 4 composites within the search ellipse were required to estimate a block and a maximum of three from any drill hole were allowed. If more than 12 composites were found in any pass the closest 12 were used.

For blocks containing more than one solid, a weighted average grade was produced. The kriging search parameters are tabulated below.
Table 19-14: Summary of Kriging Parameters for La Colorada and Gran Central

Zone	Variable	Pass	Number	Az/Dip		Dist.	Az/Dip			Dist.	Az/Dip			Dist.
			Estimated			(m)				(m)				(m)

Gran	Au	1	1,970	70	/ 0	17.5	340	/	-	10.0	160	/	-	7.5
Central							60				30

		2	27,989	70	/ 0	35.0	340	/	-	20.0	160	/	-	15.0
							60				30

		3	73,689	70	/ 0	70.0	340	/	-	40.0	160	/	-	30.0
							60				30

		4	19,127	70	/ 0	140.0	340	/	-	80.0	160	/	-	60.0
							60				30

	Ag	1	50,695	70	/ 0	30.0	340	/	-	32.5	160	/	-	20.0
							60				30

		2	61,980	70	/ 0	60.0	340	/	-	65.0	160	/	-	40.0
							60				30

		3	10,067	70	/ 0	120.0	340	/	-	130.0	160	/	-	80.0
							60				30

		4	33	70	/ 0	240.0	340	/	-	260.0	160	/	-	160.0

________________________________________________ 72 R.H. McMillan Ltd. Consulting Geologist

							60				30

La	Au	1	14,195	90	/0	30.0	0 /	0	20.0	0	/ -90	20.0

Colorada		2	41,396	90	/0	60.0	0 /	0	40.0	0	/ -90	40.0

		3	9,152	90	/0	120.0	0 /	0	80.0	0	/ -90	80.0

		4	206	90	/0	240.0	0 /	0	160.0	0	/ -90	160.0

	Ag	1	1,151	70	/0	8.5	340	/ 0	8.5	0	/ -90	25.0

		2	9,669	70	/0	17.0	340	/ 0	17.0	0	/ -90	50.0

		3	39,906	70	/0	34.0	340	/ 0	34.0	0	/ -90	100.0

		4	14,223	70	/0	240.0	340	/ 0	160.0	0	/ -90	160.0

Waste	Au	1	7,254		Omni Directional				15.0

		2	68,351		Omni Directional				30.0

		3	60,835		Omni Directional				60.0

		4	6,277		Omni Directional				120.0

	Ag	1	6,319		Omni Directional				14.5

		2	63,517		Omni Directional				29.0

		3	65,610		Omni Directional				58.0

		4	7,271		Omni Directional				120.0

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R.H. McMillan Ltd. Consulting Geologist

19.30 Classification

Based on the study herein reported, delineated mineralization at the La Colorada Project is classified as a resource according to the following definitions from National Instrument 43-101 and from CIM (2005):

“In this Instrument, the terms "mineral resource", "inferred mineral resource", "indicated
mineral resource" and "measured mineral resource" have the meanings ascribed to those terms by the Canadian Institute of Mining, Metallurgy and Petroleum, as the CIM
Definition Standards on Mineral Resources and Mineral Reserves adopted by CIM
Council, as those definitions may be amended.”

The terms Measured, Indicated and Inferred are defined by CIM (2005) as follows:

“A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal and industrial minerals in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.”

“The term Mineral Resource covers mineralization and natural material of intrinsic economic interest which has been identified and estimated through exploration and sampling and within which Mineral Reserves may subsequently be defined by the consideration and application of technical, economic, legal, environmental, socio-economic and governmental factors. The phrase ‘reasonable prospects for economic extraction’ implies a judgement by the Qualified Person in respect of the technical and economic factors likely to influence the prospect of economic extraction. A Mineral Resource is an inventory of mineralization that under realistically assumed and justifiable technical and economic conditions might become economically extractable. These assumptions must be presented explicitly in both public and technical reports.”

Inferred Mineral Resource

“An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, workings and drill holes.”

“Due to the uncertainty that may be attached to Inferred Mineral Resources, it cannot be assumed that all or any part of an Inferred Mineral Resource will be upgraded to an Indicated or Measured Mineral Resource as a result of continued
exploration. Confidence in the estimate is insufficient to allow the meaningful application of technical and economic parameters or to enable an evaluation of economic viability worthy of public disclosure. Inferred Mineral Resources must be excluded from estimates forming the basis of feasibility or other economic studies.”

For both the El Creston and La Colorada-Gran Central deposits the geologic continuity has been established through logging of drill core, in pit mapping and the experience of mining.
Grade continuity can be quantified by the semivariogram. Blocks estimated near the blast hole interface and within the first pass using ¼ of the semivariogram range were classified as

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R.H. McMillan Ltd. Consulting Geologist

Measured. Blocks estimated during pass 2 using ½ the semivariogram range were classified as
Indicated. All other blocks were classified as inferred.

The resource is tabulated for each deposit sorted by classification. In each table a gold cutoff of 0.3 g/t is highlighted as a possible open pit cutoff. While no recent economic study has been completed this was the original cutoff used at El Creston when gold was less than $400 per ounce.

Table 19-15: EL CRESTON DEPOSIT
MEASURED RESOURCE

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R.H. McMillan Ltd. Consulting Geologist

Table 19-17: EL CRESTON DEPOSIT
INFERRED RESOURCE

Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	6,260,000	0.707	12.949	142,000	2,610,000
0.20	5,110,000	0.831	14.349	137,000	2,360,000
0.30	**4,070,000**	**0.981**	**15.719**	**128,000**	**2,060,000**
0.40	3,270,000	1.136	16.808	119,000	1,770,000
0.50	2,700,000	1.281	17.566	111,000	1,520,000
0.60	2,270,000	1.419	17.892	104,000	1,310,000
0.70	1,920,000	1.560	18.012	96,000	1,110,000
0.80	1,650,000	1.692	18.019	90,000	960,000
0.90	1,420,000	1.827	17.567	83,000	800,000
1.00	1,240,000	1.954	17.251	78,000	690,000

Table 19-18: EL CRESTON DEPOSIT
MEASURED PLUS INDICATED RESOURCE

Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	7,520,000	0.667	12.465	161,000	3,010,000
0.20	6,290,000	0.768	13.249	155,000	2,680,000
0.30	**5,060,000**	**0.894**	**14.019**	**145,000**	**2,280,000**
0.40	4,020,000	1.034	14.856	134,000	1,920,000
0.50	3,160,000	1.194	15.456	121,000	1,570,000
0.60	2,500,000	1.366	15.643	110,000	1,260,000
0.70	2,040,000	1.526	15.895	100,000	1,040,000
0.80	1,690,000	1.688	16.186	92,000	880,000
0.90	1,420,000	1.846	16.193	84,000	740,000
1.00	1,220,000	1.993	16.026	78,000	630,000

Table 19-19: LA COLORADA - GRAN CENTRAL DEPOSITS
MEASURED RESOURCE

Au Cutoff (g/t)	Tonnes > Cutoff (tonnes)	Grade>Cutoff		Contained Metal	
		Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	3,530,000	0.832	7.465	94,000	850,000
0.20	2,830,000	1.000	8.477	91,000	770,000
0.30	**2,340,000**	**1.160**	**9.174**	**87,000**	**690,000**
0.40	1,910,000	1.342	9.936	82,000	610,000
0.50	1,630,000	1.495	10.409	78,000	550,000
0.60	1,420,000	1.639	10.758	75,000	490,000
0.70	1,220,000	1.800	10.930	71,000	430,000
0.80	1,070,000	1.945	10.960	67,000	380,000
0.90	940,000	2.093	10.997	63,000	330,000
1.00	850,000	2.215	10.819	61,000	300,000

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R.H. McMillan Ltd. Consulting Geologist

Table 19-20: LA COLORADA - GRAN CENTRAL DEPOSITS INDICATED RESOURCE

Au Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal	
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	18,960,000	0.682	4.581	416,000	2,790,000
0.20	14,820,000	0.832	5.194	396,000	2,470,000
0.30	**11,860,000**	**0.979**	**5.682**	**373,000**	**2,170,000**
0.40	9,570,000	1.129	6.146	347,000	1,890,000
0.50	7,810,000	1.282	6.610	322,000	1,660,000
0.60	6,510,000	1.430	7.025	299,000	1,470,000
0.70	5,420,000	1.586	7.463	276,000	1,300,000
0.80	4,580,000	1.741	7.846	256,000	1,160,000
0.90	3,930,000	1.887	8.193	238,000	1,040,000
1.00	3,430,000	2.026	8.519	223,000	940,000

Table 19-21: LA COLORADA - GRAN CENTRAL DEPOSITS INFERRED RESOURCE

Au Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal	
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	28,340,000	0.580	6.009	528,000	5,480,000
0.20	21,060,000	0.730	7.064	494,000	4,780,000
0.30	**16,000,000**	**0.883**	**8.036**	**454,000**	**4,130,000**
0.40	12,670,000	1.024	8.884	417,000	3,620,000
0.50	10,340,000	1.154	9.631	384,000	3,200,000
0.60	8,540,000	1.281	10.271	352,000	2,820,000
0.70	6,990,000	1.422	11.069	320,000	2,490,000
0.80	5,860,000	1.552	11.850	292,000	2,230,000
0.90	4,900,000	1.691	12.907	266,000	2,030,000
1.00	4,230,000	1.808	13.791	246,000	1,880,000

Table 19-22: LA COLORADA - GRAN CENTRAL DEPOSITS MEASURED PLUS INDICATED RESOURCE

Au Cutoff	Tonnes > Cutoff	Grade>Cutoff		Contained Metal	
(g/t)	(tonnes)	Au (g/t)	Ag (g/t)	Au (ozs)	Ag (ozs)
0.10	22,490,000	0.706	5.033	510,000	3,640,000
0.20	17,660,000	0.859	5.722	488,000	3,250,000
0.30	**14,190,000**	**1.008**	**6.257**	**460,000**	**2,850,000**
0.40	11,480,000	1.164	6.776	430,000	2,500,000
0.50	9,440,000	1.319	7.266	400,000	2,210,000
0.60	7,920,000	1.467	7.692	374,000	1,960,000
0.70	6,640,000	1.625	8.100	347,000	1,730,000
0.80	5,650,000	1.780	8.436	323,000	1,530,000
0.90	4,880,000	1.927	8.736	302,000	1,370,000
1.00	4,280,000	2.063	8.977	284,000	1,240,000

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R.H. McMillan Ltd. Consulting Geologist

19.40 Model Verification
The block model was verified by two methods. First the block model was given to
Pediment geologists for visual checks of block grades versus drill hole assays on cross sections.
The second method of verification used swath plots. These are graphical slices taken through the deposit in a variety of directions comparing the average grade from composites to the average grade for estimated blocks present within each slice. Figures 19.9 to 19.11 show El
Creston mineralized composites from drill holes only compared to estimated blocks in east-west slices (20 m wide), north-south slices (20 m wide) and level plan slices (10 m high). The results a good for the most part considering for El Creston the blast holes were used to estimate blocks near the current surface but are not shown on the plots. Usually spikes in the composite grade above the block grades coincide with low numbers of samples.
A similar set of plots is shown for the La Colorada-Gran Central deposit in Figures 19.12 to 19.14. There is good agreement between estimated average block grades and the composite grades in all directions.
For both deposits there is no indication of bias and the estimated grades compare well with the composite grades.

________________________________________________ 78
R.H. McMillan Ltd. Consulting Geologist

Figure 26 Swath plot for El Creston Au sorted by Elevation

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R.H. McMillan Ltd. Consulting Geologist

Swath Plot for Au by Easting
Au (g/t)
Sample Count
Easting
Block Estimates
Sample Grades
Sample Count
0
0.5
1
1.5
2
2.5
0
50
100
150
200
250
300
350
400

Swath Plot for Au by Northing
Au (g/t)
Sample Count
Northing
Block Estimates
Sample Grades
Sample Count
0
0.2
0.4
0.6
0.8
1
1.2
1.4
1.6
0
100
200
300
400
500
600
700
800
900
1000

Swath plot for Au by Elevation
Ag(g/t)
Sample Count
Elevation
Block Estimates
Sample Grades
Sample Count
0
0.5
1
1.5
2
2.5
3
3.5
4
0
100
200
300
400
500
600
700
800
900
1000

Figure 29 Swath plot for La Colorada-Gran Central Au sorted by Elevation

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R.H. McMillan Ltd. Consulting Geologist

20 Other Relevant Data and Information

The authors are not aware of other information or data which would change or influence the interpretation and conclusions of this technical report on the La Colorada
Property.

21 Interpretation and Conclusions

ESSA (Eldorado) made the decision to close the La Colorada operation in 2000 when the gold price bottomed out in the range of US$ 275/ounce. EESA’s historical resource estimates show that significant mineralization remained which can possibly be mined by open pit and/or underground methods. It is beyond the scope of these authors and this report to comment on the mining engineering aspects of the project - in particular to determine engineering parameters such as stripping ratios and to differentiate between potential open pit and underground ore. The work reported here confirms that a substantial quantity of potentially economic mineralization is present at La Colorada.
EESA’s excellent metallurgical recovery rates and the total past production by EESA and previous operators of more than 3 million ounces of gold attest to the large potential of areas adjacent to the centres of past production. The authors believe that there is also significant exploration potential for down-dip extensions beyond the currently known mineralization and in other areas of the La Colorada Property.

The mineral showings and geological environment at La Colorada suggest that the mineralization is of Low-Sulphidizaton Epithermal type – this type of mineralization is a source of high unit value precious metal production in the Sierra Madre Occidental mining district. The La Colorada deposits differ however in that they show much more evidence of shearing and probable deeper level of burial. A corollary of the Epithermal theory for the mineralization in the La Colorada area is that the mineralization is stratabound in nature and controlled by the genetically-related paleosurface – in this case a paleosurface contemporaneous with the Tertiary volcanism The La Colorada area has been block faulted into discreet fault blocks which in some cases terminate the ore zone trends. Part of the effect of the northwest-trending block faulting has been to tilt the
Tertiary paleosurface west at an average dip of 25[0]. A schematic longitudinal section by
Mr. Mel Herdrick demonstrates this model and is shown in Figure 30 The model clearly demonstrates exploration potential down-dip from the currently-known mineralization at
Gran Central, La Colorada and El Creston and forms a basis for the exploration Program recommended below.

To summarize, the authors believe a two-stage program is strongly warranted to:

1. quantify known mineralized blocks below the EESA open pits
2. explore for down-dip extensions of the known mineralized blocks in the above three areas
3. explore for new potential ore bodies on the La Colorada Property
4. undertake engineering and metallurgical testing on potential orebodies.

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R.H. McMillan Ltd. Consulting Geologist

22 Recommendations

The authors recommend that exploration/development programs continue on the property. Initially, the work should have two foci: one on detailed work (mainly drilling)
on the areas with past mining activity and the second on regional evaluation of the 20 by
14 km. property. In addition, expenditure is required for:

Engineering and pre-feasibility - specifically preliminary mining scenarios such as open pit versus underground,
Metallurgical studies, coupled with documentation of the distribution of oxidized and unoxidized ore,
Environmental impact studies, including sociological and community relationships,
Permitting,
Adjacent Property Evaluation and Acquisition
Geostatistical analysis and mineral resource calculation. This work should include:

  For both El Creston and La Colorada-Gran Central, the oxide/mixed and mixed/sulphide surfaces should be modelled to allow for coding of each block in the model and to apply the appropriate bulk density value.
  Representative specific gravity measurements should be taken from samples representing each of the oxidation states and waste material in each deposit.
  The blast hole samples from La Colorada-Gran Central open pits should be located and brought into the data base for future estimations.

Specifically, the following work is recommended:

Table 22-1	Proposed Resource and Exploration Drilling 2010

	RC (m)	Core (m)	Hammer (m)	Total

La Verde	1,500	300	0

Veta Madre	3,000	600	0

Gran Central	3,000	600	0

El Crestón	3,000	600	0

La Colorada	2,000	400	0

ROM Pad	0	0	400

Stockpile	0	0	400

SUBTOTAL	12,500	2,500	800	15,800

Exploration	3,000	600	0

SUBTOTAL	3,000	600	0	3,600

GRAND TOTAL	15,500	3,100	800	19,400

SAMPLES	11,217	2,243	579	14,039

SURVEYING				103 Holes

82

R.H. McMillan Ltd. Consulting Geologist

Table 22-2 Estimated Cost of Resource Drilling Program

Item	Program	Unit	Cost US$/unit	Total

DRILLING

Includes mob-demob, materials and hours

RC	12500	m	$65.00 $	812,500.00

Diamond Core	2500	m	$220.00 $	550,000.00

Hammer	800	m	$65.00 $	52,000.00

Subtotal				$1,362,500.00

ASSSAYING

Samples every 1.52m plus control samples)

AA Au fire assay	11434	samples	$23.00 $	262,986.84

ICP multi]element	2859	samples	$9.50 $	27,156.25

Check assays (other lab)	1143	samples	$23.00 $	26,298.68

Subtotal				$316,441.78

PAD & TRENCHES

Tractor (Tractor D7 H)	120	hours	$80.00	$9,600.00

Backhoe	40	hours	$100.00	$4,000.00

Subtotal				$13,600.00

PERSONNEL

Geologists (2 geos)	200	days	$150.00	$30,000.00

Technical assistants (8 workers)	800	days	$15.38	$12,307.69

Database management (1)	400	hours	$25.00	$10,000.00

Drafting maps and sections (1)	112	hours	$40.00	$4,480.00

Surveying	83	readings	$60.00	$5,000.00

Subtotal				$61,787.69

MATERIALS

Logging				$1,268.66

Sampling				$2,501.04

Safety				$223.96

Subtotal				$3,993.66

Subtotal - Resource Drilling Program				$ 1,758,323.13

83

R.H. McMillan Ltd. Consulting Geologist

Table 22-3 Estimated Cost of Exploration Drilling Program

Item	Program	Unit	Cost US$/unit	Total

DRILLING

Includes mob-demob, materials and hours

RC	3,000	m	$65.00	$195,000.00

Diamond Core	600	m	$220.00	$132,000.00

Subtotal				$327,000.00

ASSSAYING

Samples every 1.52m plus control samples)

AA Au fire assay	2,605	samples	$23.00	$59,921.05

ICP multi]element	651	samples	$9.50	$6,187.50

Subtotal				$66,108.55

PAD & TRENCHES

Tractor (Tractor D7 H)	45	hours	$80.00	$3,600.00

Surveying	11	sites	$60.00	$660.00

Subtotal				$4,260.00

PERSONNEL

Geologists (1 geo)	40	days	$150.00	$6,000.00

Technical assistants (4 workers)	160	days	$15.38	$2,461.54

Database management (1)	120	hours	$25.00	$3,000.00

Drafting maps and sections (1)	112	hours	$40.00	$4,480.00

Subtotal				$15,941.54

MATERIALS

Logging				$181.24

Sampling				$357.29

Safety				$31.99

Subtotal				$570.52

Subtotal - Exploration Program				$413,880.61

84

R.H. McMillan Ltd. Consulting Geologist

Table 22-4 Estimated Cost of Engineering/Pre-Feasibility

Item	Program	Unit	Cost US$/unit	Total

Metallurgical tests				$110,000.00

Engineering , Permitting, Sociology				$100,000.00

Acquisitions and Evaluation				$50,000.00

Subtotal – Engineering/Pre-Feasibility				$260,000.00

Table22-5	Grand Totals 2010 Program

Subtotal - Resource Drilling Program	$1,758,323.13

Subtotal - Exploration Drilling Program	$413,880.61

Subtotal – Engineering/Pre-Feasibility	$260,000.00

Subtotal 2110 Program	$2,432,203.74

IVA* (15%)	$364,830.56

Contingency	$200,000.00

Grand Total (rounded)	$ 3,000,000.00

*IVA Impuesto al Valor Agregado (Value Added Tax) is refundable

85

R.H. McMillan Ltd. Consulting Geologist

23 References

Aguirre, M.A.F., Saavedra, R.M. and Haro, A.S.G. (1993): Carta Geologica Sonora: Centro de
Estudios Superiores del Estado de Sonora, scale 1:500,000.

Alamos Gold Inc. (2009): Operations Mulatos Mine. Alamos Gold Inc. Website.

Albinson, T., Norman, D.I. and Chomiak, B. (2001): Controls on Formation of Low-Sulfidation
Epithermal deposits in Mexico: Constraints from Fluid Inclusion and Stable Isotope Data.
Econ. Geol. Special Publication #8, New Mines and Discoveries in Mexico and Central
America, pages 1-32.

Ayala, C.J. & Clark, K.F. (1998): Lithology, Structure and Gold Deposits of Northwestern
Sonora, Mexico; in SEC Guidebook Series, Vol 30; PP203-248

Ball, S.H. (1911): Geological Report on the property of the Mines Company of America, 22 pages.

CIA World Factbook, (2007): https://www.cia.gov/library/publications/the-world-factbook

Campa, F.M. and Coney P.J. (1983): Tectono-stratigraphic terranes and mineral resource distributions in Mexico. Can. J. Earth Sci. vol. 20, 1040-1051.

Clarke, K.F. and De La Fuente L., L.E. (1978): Distribution of Mineralization in Time and Space
in Chihuahua, Mexico. Mineralium Deposita, vol. 13, pages 27-49.

Consejo de Recursos Minerales (1994): Geological-Mining Monograph of the State of Sonora.
Consejo de Recursos Minerales, Secretaria de Comercio y Fomento Industrial, Mexico. 220
pages.

Consejo de Recursos Minerales (2004): Carta Geologico-Minera LA COLORADA, H12D52
G14-4, Estado de Sonora, Escala 1:50,000. Map and 53 page report by Ing. Ramon Corral
Gastelum and Ing. Jose Belem Guzman Espinoza, Consejo de Recursos Minerales,
Secretaria de Comercio y Fomento Industrial, Mexico.

Cooke, D.R. and Simmons, S.F. (2000); Characteristics and Genesis of Epithermal Gold
Deposits: Reviews in Economic Geology, vol. 13, pages 245-278.

Diaz, Jorge (2007): La Colorada. Internal report written by Interminera, S.A. de C.V.for Pediment
Gold Corp., 23 pages.

Durán-García, H. (1997): Resúmen de Trabajos de Exploración Realizados en el Proyecto La
Colorada, Mpio. La Colorada, Son., México. Technical Report: Prospectores Minerales de
México, S.A. de C.V. Hermosillo, Sonora.

Giroux, G. and Charbonneau, D. (1992): Property and Resource Evaluation of the El Creston
Deposit, La Colorada Project, Mexico: Unpublished Report for Exploraciones Eldorado,
S.A. de C.V., Hermosillo, Mexico, 31 July 1992, 36 pages.

Giroux, G. (1994): Geological Resources for Creston, Gran Central, Minas Prietas and La
Trinidad, by Montgomery Consultants Ltd. for Exploraciones Eldorado, S.A. de C.V.,
Hermosillo, Mexico, 29 November 1994, 60 pages.

Giroux, G. (1995): Summary of Exploration Work Completed in the Period Nov. 1, 1994 to
March 31, 1995 on the La Colorada Expansion Project for Exploraciones Eldorado, S.A. de
C.V., Hermosillo, Mexico, with revisions June13 & July 31.

86

R.H. McMillan Ltd. Consulting Geologist

Giroux, G. (1996): Summary of Exploration Work Completed in the Period April 1, 1995 to
February 29, 1996 on the La Colorada Expansion Project for Exploraciones Eldorado, S.A.
de C.V., Hermosillo, Mexico, 36 pages and appendix.

Giroux, G. (1999): Audit of the Resources contained within the Gran Central and La Colorada
Zones, La Colorada Mine, Mexico, for Exploraciones Eldorado, S.A. de C.V., Hermosillo,
Mexico, 30 pages.

Hedenquist, J.W., Arribas, A. and Gonzales-Urien, E. (2000): Exploration for Epithermal Gold
Deposits. Reviews in Economic Geology, vol. 13, pages 245-277.

Herdrick, M. (2007): Mina La Colorda, Sonora, Mexico. Confidential reports to directors of
Pediment Exploration, 11 pages.

Lewis, P.D. (1995): Structural Evaluation of the La Colorada Project Area, Sonora, Mexico.
Unpublished Report by Lewis Geoscience Services Inc. for Exploraciones Eldorado, S.A.
de C.V., Hermosillo, Mexico, 25 pages.

Lewis, P.D. (1996): Geological Report: La Colorada Project Area, Santo Nino Project Area,
Sonora, Mexico, Map Sheets H12D42, H12D51, H12D52, H12D63. Unpublished Report
by Lewis Geoscience Services Inc. for Exploraciones Eldorado, S.A. de C.V., Hermosillo,
Mexico, 85 pages.

Lewis, P.D., Taite, S.P., Bowen, B.K., Mustard, J, Zawanda, R.D. and Pacheco, H.R. (1995):
Geological Report on the La Colorada Property, Sonora, Mexico. Unpublished Report by
Lewis Geoscience Services Inc. for Exploraciones Eldorado, S.A. de C.V., Hermosillo,
Mexico, 107 pages.

McMillan, R.H. and Hodder, S. (2008): Technical Report on the Corona Gold-Silver Property,
Sierra Madre Occidental, State of Chihuahua, Mexico for Comstock Metals Ltd. Report #
917, A.C.A. Howe International Limited, Toronto, Ontario, Canada, 81 pages.

Mustard, J.W. (1995): Geological Description for Resource Estimates for El Creston/Minas
Prietas Deposits, Sonora, Mexico. Unpublished Report for Exploraciones Eldorado, S.A. de
C.V., Hermosillo, Mexico, 76 pages.

Nordin, G. (1992): Geological Report, La Colorada Property, Sonora, Mexico. Unpublished
Report for Exploraciones Eldorado, S.A. de C.V., Hermosillo, Mexico, 76 pages.

Silberman, M.I., Giles, D.A. and Graubard, C. (1988): Characteristics of Gold Deposits in
Northern Sonora, Mexico: A preliminary Report: Economic Geology, vol. 83, pages 1966-
1974.

Simmons, S.F.; White, N.C. and John, D.A. (2005): Geologic Characteristics of epithermal
Precious and Base Metal Deposits. Economic Geology 100th Anniversary volume, pages
485-522.

Zawada, R.D., (1998): La Colorada Gold Mine Sonora, Mexico, in Clark, K.F., (editor), Gold
Deposits of Northern Sonora, Mexico, Soc. of Econ. Geol. Guidebook Series, v.30, pages
87-99.

Zawada, Ross D., Albinson, Tawn and Aneyta, Reyna (2001): Geology of the El Creston Gold
Deposit, Sonora State, Mexico, Econ. Geol. Special Publication #8, New Mines and
Discoveries in Mexico and Central America, pages 187-197.

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R.H. McMillan Ltd. Consulting Geologist

24.	Writer’s Certificates

24.1	CERTIFICATE AND CONSENT OF AUTHOR – R. H. McMillan

I, Ronald Hugh McMillan, Ph.D., P.Geo., P.Eng., do hereby certify that:

1.	I am a Consulting Geologist, with residence and business address at 6606 Mark Lane, Victoria, British Columbia, V9E 2A1, Canada.

2.	I graduated with a B.Sc. degree (Honours) in Geology from the University of British Columbia in 1962. In addition, I obtained M.Sc. and Ph.D. degrees specializing in Economic Geology from the University of Western Ontario in 1969 and 1973 respectively.

3.	I have been registered with the Association of Professional Engineers and Geoscientists of British Columbia since 1992 (registration # 19475). I am also registered with the Association of Professional Engineers of Ontario, and have been since 1981 (registration # 30949879). I am a Fellow of the Society of Economic Geologists, a Fellow of the Geological Association of Canada and a member of the Prospectors and Developers Association of Canada and the Association for Mineral Exploration BC (AME).

4.	I have practiced my profession continuously as a geologist, for over 45 years throughout Canada, North America and on several other continents. Work has included both detailed and regional property evaluations and estimation of mineral resources. I have directly supervised and conducted programs of geological mapping, geochemical and geophysical surveys and diamond drilling.

5.	I have authored several technical reports on precious metal deposits in northern Mexico over the past 15 years and have familiarity with the geological setting, ore controls and economic viability of such deposits.

6.	I have read the definition of “qualified person” set out in National Instrument 43-101 (“NI 43-101”) and certify that by reason of my education, affiliation with a professional association (as defined in NI 43-101) and past relevant work experience, I fulfill the requirement to be a ”qualified person” for the purposes of NI 43-101.

7.	I am responsible for the preparation of the technical report entitled “Geological Report on the La Colorada Property with a Resource estimate on La Colorada and El Creston Mineralized Zones”, dated November 30, 2009. I spent one day on the La Colorada Property on October 2, 2009.

8.	I have not had prior involvement with the property that is the subject of the Technical Report.

9.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

10.	I am independent of the issuer applying all of the tests in Section 1.4 of National Instrument 43-101. I have no interest or involvement with Pediment Gold Corp. or any affiliated company.

11.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

12.	I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

13.	The issuer, Pediment Gold Corp., has my consent to utilize this technical report in support of a TSX Venture Exchange IPO Listing Application and/or in support of a Qualifying Transaction.

Dated this 30th day of November, 2009. Signed “R.H. McMillan” ______________________________ R.H. McMillan, Ph.D. P.Geo. P.Eng.

88

R.H. McMillan Ltd. Consulting Geologist

24.2 CERTIFICATE AND CONSENT OF AUTHOR – G.H. Giroux I, G.H. Giroux P.Eng., MASc. of 982 Broadview Drive, North Vancouver, British Columbia, do hereby certify that:

1	I am a consulting geological engineer with an office at #1215 - 675 West Hastings Street, Vancouver, British Columbia.

2	I am a graduate of the University of British Columbia in 1970 with a B.A. Sc. and in 1984 with a

	M.	A. Sc., both in Geological Engineering.

3	I am a member in good standing of the Association of Professional Engineers and Geoscientists of the Province of British Columbia.

4	I have practiced my profession continuously since 1970. I have had over 30 years experience calculating mineral resources. I have previously completed resource estimations on a wide variety of precious metal deposits both in B.C. and around the world, including Monterde, Livengood, La Jojoba, Livia de Oro, La India and Kisladag.

5	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of education, experience, independence and affiliation with a professional association, I meet the requirements of an Independent Qualified Person as defined in National Instrument 43-101.

6	This report titled Geological Report on La Colorada Property with a Resource Estimate on La Colorada and El Creston Mineralized Zones dated November 30, 2009, is based on a study of the data and literature available on the La Colorada Property. I am responsible for Section 19 on the resource estimations completed in Vancouver during 2009. I have not visited the property recently but made several trips in the 1990’s when Eldorado was mining.

7	I have previously completed resource estimates for the La Colorada Deposit from 1992 to 1995 for Eldorado.

8	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9	I am independent of the issuer applying all of the tests in section 1.4 of National Instrument 43- 101.

10	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

Dated this 30th day of November, 2009

“signed and sealed”
________________________________
G. H. Giroux, P.Eng., MASc.

________________________________________________ 89
R.H. McMillan Ltd. Consulting Geologist

24.3 CERTIFICATE AND CONSENT OF AUTHOR – James M. Dawson, P. Eng.

1450 – 625 Howe St., Vancouver, BC V6C 2T6 Tel: (604)688-8278

I, James M. Dawson, P. Eng., of Vancouver, BC, do hereby certify that:

1.	I am an independent consulting geologist having an office at 1450 – 625 Howe Street, Vancouver, British Columbia.

2.	I am a graduate of the Memorial University of Newfoundland, B.Sc. (1960), M.Sc. (1963). I completed an additional 1 ½ years of post graduate study at the University of British Columbia (1963-1964).

3.	I am a member of the Society of Economic Geologists and a member in good standing of the Association of Professional Engineers and Geoscientists of British Columbia.

4.	I have worked as a geologist for a total of 46 years since my graduation from university. I am familiar with the geology and mineralization of epithermal precious metal deposits and have been involved with the examination and exploration of such properties in Canada, the United States, Mexico, Colombia, Russia, Indonesia, Chile, Argentina, Ecuador, Italy, Peru and Venezuela.

5.	I have read the definition of “qualified person” set out in National Instrument 43-101 and certify that by reason of my education, affiliation with a professional association and past relevant work experience, I fulfill the requirements to be a qualified person for the purposes of NI 43-101.

6.	I am responsible with two other authors for the preparation of the technical report entitled

“Geological Report on the La Colorada Property with a Resource estimate on La Colorada and El Creston Mineralized Zones”, dated November 30, 2009. I visited the property on October 3, 2009.

7.	I am independent of the issuer applying all the tests in section 1.4 of National Instrument 43-101.

8.	As of the date of this certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

9.	I have read National Instrument 43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form.

10.	I do hereby consent to the filing with the British Columbia Securities Commission and the TSX Venture Exchange regulatory authorities and any other regulatory authority and any publication by them, including electronic publication in the public company files on their website accessible by the public, of the Technical Report and to written disclosure by Pediment Gold Corp. in public information documents so being filed provided I have reviewed such disclosure.

Dated this 30th day of November, 2009 Originally signed by: “signed James M. Dawson” ________________________________ James M. Dawson, P. Eng.

90

R.H. McMillan Ltd. Consulting Geologist

APPENDIX 1

EL CRESTON DRILL HOLES

________________________________________________ R.H. McMillan Ltd. Consulting Geologist

91

APPENDIX 1 - EL CRESTON DRILL HOLES USED IN ESTIMATE

HOLE	EASTING	NORTHING ELEVATION Hole Length (m)
BDD-MP25	42421.80	185522.00	432.20	67.40
BDD-MP26	42471.80	185583.00	426.90	112.15
BDD-MP30	42637.10	185594.00	424.70	93.45
BDD-MP31	42539.30	185545.00	407.30	50.80
BDDMP31A	42539.30	185545.00	407.30	68.25
EC-1	42605.70	185549.00	426.20	3.00
EC-10	42548.90	185529.00	416.30	2.91
EC-11	42521.40	185502.00	417.60	4.92
EC-12	42492.60	185494.00	419.80	5.21
EC-13	42460.90	185524.00	421.40	7.42
EC-14	42465.20	185545.00	418.30	6.02
EC-15	42450.50	185493.00	421.90	5.65
EC-16	42449.60	185506.00	423.30	8.77
EC-17	42450.60	185507.00	421.80	7.88
EC-2	42576.20	185568.00	422.20	7.93
EC-20	42450.20	185516.00	429.50	11.96
EC-21	42451.40	185509.00	426.80	8.49
EC-22	42457.70	185492.00	423.20	6.10
EC-3	42560.40	185576.00	419.90	12.10
EC-4	42525.90	185580.00	413.30	2.65
EC-5	42538.70	185543.00	407.30	2.41
EC-6	42513.60	185578.00	414.30	3.00
EC-7	42491.00	185569.00	414.80	3.77
EC-8	42493.80	185567.00	413.10	3.98
EC-9	42479.40	185559.00	416.00	5.20
ECD-1	42667.10	185605.59	424.70	205.70
ECD-10	42668.80	185664.09	426.40	100.05
ECD-11	42638.80	185726.80	425.40	156.00
ECD-12	42586.10	185755.09	422.50	187.10
ECD-13	42531.60	185728.00	421.70	243.00
ECD-2	42488.70	185539.91	395.10	198.00
ECD-3	42565.40	185556.30	390.00	200.30
ECD-4	42441.90	185547.20	405.10	174.40
ECD-5	42541.40	185577.20	389.90	58.20
ECD-6	42473.90	185619.30	415.10	150.00
ECD-7	42587.40	185575.59	390.70	150.00
ECD-8	42702.60	185771.30	432.30	250.20
ECD-9	42697.20	185632.50	427.40	90.10
ECP-1	42567.60	185585.00	424.80	14.00
ECP-10	42597.40	185579.00	424.80	14.00
ECP-11	42598.00	185574.00	424.50	14.00
ECP-12	42597.60	185568.00	425.40	13.50
ECP-13	42585.40	185559.00	427.40	6.00
ECP-14	42589.90	185559.00	427.80	7.60
ECP-15	42597.00	185561.00	427.40	18.00
ECP-16	42606.90	185560.00	424.90	12.00
ECP-17	42606.40	185575.00	424.90	4.00
ECP-18	42614.10	185567.00	425.90	3.00

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R.H. McMillan Ltd. Consulting Geologist

ECP-19	42615.30	185561.00	426.50	1.80
ECP-2	42574.60	185585.00	425.00	14.00
ECP-20	42606.80	185545.00	426.40	2.00
ECP-21	42623.30	185561.00	427.30	9.00
ECP-22	42626.40	185543.00	430.50	16.00
ECP-23	42624.60	185535.00	431.90	12.00
ECP-24	42624.20	185527.00	432.90	12.80
ECP-25	42618.60	185527.00	433.50	16.00
ECP-26	42612.00	185526.00	433.40	3.00
ECP-27	42605.30	185531.00	428.60	14.00
ECP-28	42598.70	185530.00	428.80	17.20
ECP-29	42591.40	185529.00	429.00	7.80
ECP-3	42575.40	185577.00	424.90	15.00
ECP-30	42577.30	185565.00	422.40	12.00
ECP-31	42578.80	185553.00	422.00	4.00
ECP-32	42584.00	185552.00	422.70	11.00
ECP-33	42568.60	185573.00	419.60	15.00
ECP-34	42571.60	185557.00	419.20	9.00
ECP-4	42583.10	185579.00	424.60	15.00
ECP-5	42583.50	185572.00	424.80	4.50
ECP-6	42584.40	185565.00	425.30	5.50
ECP-7	42577.90	185572.00	425.50	15.00
ECP-8	42590.90	185578.00	424.50	5.00
ECP-9	42590.10	185568.00	424.80	5.00
ECR-1	42576.20	185578.00	425.10	12.00
ECR-10	42615.90	185554.00	426.60	29.00
ECR-100	42489.20	185513.00	398.20	198.00
ECR-101	42599.80	185658.20	423.60	222.00
ECR-102	42495.40	185653.50	424.70	240.00
ECR-103	42524.90	185665.30	423.10	252.00
ECR-104	42446.80	185580.91	408.00	250.00
ECR-105	42491.20	185622.00	414.70	240.00
ECR-106	42362.60	185467.91	430.00	236.00
ECR-107	42516.60	185569.91	395.10	240.00
ECR-108	42367.30	185500.09	429.90	258.00
ECR-109	42442.60	185548.59	405.20	200.00
ECR-11	42604.40	185554.00	424.20	14.00
ECR-110	42565.20	185565.91	394.80	228.00
ECR-111	42515.90	185520.09	396.00	180.00
ECR-112	42660.20	185572.50	415.10	222.00
ECR-113	42666.50	185605.20	424.70	258.00
ECR-114	42642.40	185592.00	415.00	250.00
ECR-115	42696.40	185536.91	424.70	108.00
ECR-116	42664.40	185629.91	426.20	240.00
ECR-117	42669.30	185668.50	426.20	258.00
ECR-118	42698.00	185570.59	425.60	216.00
ECR-119	42319.50	185494.50	429.80	168.00
ECR-12	42589.30	185551.00	422.70	14.00
ECR-120	42694.30	185637.50	427.10	254.00
ECR-121	42318.20	185532.00	429.60	174.00

93

R.H. McMillan Ltd. Consulting Geologist

ECR-122	42396.20	185619.50	425.10	212.00
ECR-123	42323.00	185602.30	449.60	288.00
ECR-124	42638.20	185632.80	425.00	258.00
ECR-125	42243.40	185530.09	464.30	257.00
ECR-126	42638.60	185661.00	425.30	266.00
ECR-127	42564.90	185667.59	423.10	246.00
ECR-128	42540.30	185635.59	418.00	240.00
ECR-129	42358.40	185626.50	442.40	276.00
ECR-13	42577.50	185560.00	422.60	14.00
ECR-130	42368.70	185571.09	425.10	230.00
ECR-131	42270.60	185541.70	463.40	162.00
ECR-132	42389.40	185539.30	424.80	216.00
ECR-133	42490.50	185538.80	395.10	200.00
ECR-134	42422.60	185627.91	425.40	78.00
ECR-134A	42422.40	185629.20	425.40	228.00
ECR-135	42393.10	185673.00	439.30	282.00
ECR-136	42366.40	185541.09	424.80	210.00
ECR-137	42697.90	185703.41	428.90	180.00
ECR-138	42397.40	185482.41	425.20	90.00
ECR-139	42701.70	185738.20	429.00	204.00
ECR-14	42589.40	185539.00	422.80	24.00
ECR-140	42298.60	185577.00	461.00	212.00
ECR-141	42672.00	185708.09	426.70	168.00
ECR-142	42597.30	185636.09	423.10	258.00
ECR-143	42489.20	185622.00	414.80	258.00
ECR-144	42638.90	185695.00	425.30	186.00
ECR-145	42660.80	185540.50	418.10	84.00
ECR-146	42248.20	185467.50	450.40	198.00
ECR-147	42674.60	185740.00	427.10	210.00
ECR-148	42566.30	185573.59	389.90	54.00
ECR-149	42468.00	185650.70	418.90	250.00
ECR-15	42575.70	185530.00	419.50	14.00
ECR-150	42701.80	185773.91	432.50	240.00
ECR-151	42540.60	185699.70	425.50	184.00
ECR-152	42585.80	185688.41	423.10	200.00
ECR-153	42575.30	185572.09	389.90	222.00
ECR-154	42565.70	185698.80	422.80	240.00
ECR-155	42417.40	185683.80	432.70	180.00
ECR-156	42493.70	185668.30	420.30	240.00
ECR-157	42449.60	185661.09	419.10	204.00
ECR-158	42397.60	185737.20	432.80	264.00
ECR-159	42466.70	185438.41	431.60	174.00
ECR-16	42574.00	185542.00	419.50	12.00
ECR-160	42675.00	185776.30	429.30	252.00
ECR-161	42699.70	185810.41	438.00	240.00
ECR-162	42639.20	185726.91	425.40	196.00
ECR-163	42615.30	185721.09	424.30	216.00
ECR-164	42559.80	185383.30	427.60	170.00
ECR-165	42584.90	185715.41	423.00	184.00
ECR-166	42614.90	185718.20	424.00	168.00

94

R.H. McMillan Ltd. Consulting Geologist

ECR-167	42615.80	185754.09	424.70	228.00
ECR-168	42617.40	185786.00	424.60	232.00
ECR-169	42638.40	185757.70	426.10	238.00
ECR-17	42470.90	185545.00	416.30	12.00
ECR-170	42676.70	185814.00	434.60	228.00
ECR-171	42701.90	185752.50	429.70	180.00
ECR-172	42536.30	185673.80	422.90	132.00
ECR-173	42565.83	185732.39	421.95	270.00
ECR-174	42509.60	185670.00	419.60	180.00
ECR-18	42471.80	185528.00	416.20	22.00
ECR-19	42473.90	185514.00	416.10	17.00
ECR-2	42589.80	185569.00	424.60	36.00
ECR-20	42460.30	185505.00	416.40	12.00
ECR-21	42476.10	185504.00	416.10	14.50
ECR-22	42486.30	185517.00	416.10	18.00
ECR-23	42490.60	185503.00	415.90	11.00
ECR-24	42407.80	185534.00	432.80	11.00
ECR-25	42408.90	185519.00	433.30	14.00
ECR-26	42408.30	185507.00	433.50	17.00
ECR-27	42396.60	185507.00	434.70	42.00
ECR-28	42395.30	185530.00	436.50	12.00
ECR-29	42393.30	185521.00	436.30	16.00
ECR-3	42591.30	185582.00	425.00	14.00
ECR-30	42424.80	185507.00	431.30	16.00
ECR-31	42421.20	185522.00	432.10	40.00
ECR-32	42423.10	185536.00	432.10	14.00
ECR-33	42434.80	185542.00	432.30	14.00
ECR-34	42432.60	185519.00	431.40	14.00
ECR-35	42436.30	185507.00	430.70	32.50
ECR-36	42444.70	185512.00	430.30	14.00
ECR-37	42440.40	185493.00	429.90	14.00
ECR-38	42424.80	185489.00	430.20	14.00
ECR-39	42409.20	185485.00	428.10	12.00
ECR-4	42605.10	185582.00	425.80	14.00
ECR-40	42424.80	185476.00	430.30	12.00
ECR-41	42452.10	185476.00	430.40	11.00
ECR-42	42392.60	185487.00	426.20	16.00
ECR-43	42637.50	185560.30	427.30	48.00
ECR-44	42538.40	185571.50	408.70	55.00
ECR-45	42539.60	185565.50	408.80	36.00
ECR-46	42503.70	185570.20	409.40	52.00
ECR-47	42491.50	185542.70	409.00	30.00
ECR-48	42471.80	185545.30	416.40	24.00
ECR-49	42588.40	185598.59	424.60	80.00
ECR-5	42604.10	185567.00	425.30	20.00
ECR-50	42539.90	185667.59	422.40	150.00
ECR-51	42487.00	185662.70	427.30	156.00
ECR-52	42596.00	185627.20	423.30	112.00
ECR-53	42539.90	185627.30	418.40	110.00
ECR-54	42491.80	185605.30	412.10	102.00

95

R.H. McMillan Ltd. Consulting Geologist

ECR-55	42588.90	185666.50	423.50	150.00
ECR-56	42615.90	185631.70	424.20	144.00
ECR-57	42615.70	185541.20	410.30	78.00
ECR-58	42615.80	185559.80	410.30	66.00
ECR-59	42444.90	185520.30	405.10	180.00
ECR-6	42621.90	185567.00	427.00	12.00
ECR-60	42616.40	185580.70	410.40	192.00
ECR-61	42515.70	185666.00	423.20	162.00
ECR-62	42346.30	185546.09	440.00	114.00
ECR-63	42564.40	185535.41	405.00	66.00
ECR-64	42565.00	185563.59	405.00	84.00
ECR-65	42638.80	185623.91	424.90	84.00
ECR-66	42391.10	185551.50	435.90	114.00
ECR-67	42573.30	185596.00	410.00	108.00
ECR-68	42699.50	185568.50	425.80	66.00
ECR-69	42444.80	185552.20	405.70	132.00
ECR-7	42621.00	185582.00	426.30	14.00
ECR-70	42515.90	185569.59	405.20	88.00
ECR-71	42520.60	185588.80	404.60	108.00
ECR-72	42294.60	185504.30	440.00	108.00
ECR-73	42385.20	185524.80	435.40	108.00
ECR-74	42455.30	185644.91	425.40	162.00
ECR-75	42540.90	185537.59	400.00	78.00
ECR-76	42666.10	185602.80	424.70	102.00
ECR-77	42669.80	185626.00	426.70	104.00
ECR-78	42465.20	185554.41	399.80	204.00
ECR-79	42467.10	185533.20	399.90	132.00
ECR-8	42618.40	185542.00	428.00	15.00
ECR-80	42695.40	185636.00	427.40	150.00
ECR-81	42347.40	185501.09	434.60	126.00
ECR-82	42669.30	185668.30	426.20	126.00
ECR-83	42409.10	185601.20	430.90	252.00
ECR-84	42490.20	185544.70	395.30	198.00
ECR-85	42699.80	185641.30	427.80	150.00
ECR-86	42638.10	185625.00	424.90	126.00
ECR-87	42563.30	185574.70	395.00	122.00
ECR-88	42586.70	185576.80	394.90	222.00
ECR-89	42432.40	185548.00	405.40	210.00
ECR-9	42604.50	185538.00	426.70	12.00
ECR-90	42516.80	185533.80	395.50	240.00
ECR-91	42516.90	185532.20	395.50	162.00
ECR-92	42538.80	185563.30	395.00	210.00
ECR-93	42592.30	185560.20	395.00	79.00
ECR-94	42592.20	185562.30	395.00	180.00
ECR-95	42539.50	185579.20	395.20	215.00
ECR-96	42561.80	185633.20	420.30	183.00
ECR-97	42604.70	185562.20	392.40	240.00
ECR-98	42469.00	185614.59	414.80	78.00
ECR-98A	42469.00	185613.50	414.60	80.00
ECR-99	42475.60	185617.50	414.70	234.00

96

R.H. McMillan Ltd. Consulting Geologist

M-1	42464.60	185498.00	418.40	8.50
MPD-1	42746.70	185728.09	432.60	191.70
MPD-2	42795.30	185665.20	435.00	60.70
MPD-3	42844.90	185673.09	436.60	65.20
MPD-4	42770.70	185612.50	431.20	50.40
MPD-5	42937.80	185701.30	456.80	78.50
MPD-6	42847.90	185598.91	439.70	100.15
MPD-7	42778.20	185800.41	453.10	140.80
MPD-8	42910.50	185597.41	452.60	85.30
MPR-1	42748.50	185617.09	430.10	50.00
MPR-10	42884.20	185657.91	440.40	84.00
MPR-100	43033.20	185813.50	478.20	130.00
MPR-101	43087.30	185841.00	462.20	180.00
MPR-103	42885.60	185786.20	465.00	210.00
MPR-105	43180.80	185810.41	443.60	120.00
MPR-106	43135.30	185803.09	447.90	102.00
MPR-107	43003.80	185745.59	486.80	120.00
MPR-108	42773.80	185588.91	432.00	150.00
MPR-109	42756.00	185492.20	433.90	102.00
MPR-11	42883.30	185640.50	440.10	102.00
MPR-110	42746.20	185589.50	430.20	180.00
MPR-111	42727.00	185609.00	429.00	180.00
MPR-112	42727.00	185609.00	429.00	210.00
MPR-113	42820.40	185551.50	434.00	60.00
MPR-114	42843.00	185627.30	436.40	170.00
MPR-115	42824.20	185615.30	435.40	162.00
MPR-116	42883.20	185637.41	440.30	160.00
MPR-117	42770.70	185612.50	431.30	186.00
MPR-118	42748.50	185615.91	431.70	198.00
MPR-119	42933.80	185771.59	463.40	180.00
MPR-12	42885.90	185682.91	441.20	120.00
MPR-120	42794.00	185725.59	437.10	168.00
MPR-121	42727.70	185749.30	432.70	174.00
MPR-122	42851.70	185741.30	444.20	168.00
MPR-123	42827.80	185740.20	442.90	180.00
MPR-124	42797.00	185757.70	442.70	180.00
MPR-125	42778.80	185749.50	438.30	186.00
MPR-126	42748.80	185764.70	437.90	198.00
MPR-127	42910.40	185719.00	447.50	162.00
MPR-128	42883.40	185747.91	450.70	180.00
MPR-129	42888.60	185744.91	447.30	174.00
MPR-13	42923.90	185682.00	450.30	96.00
MPR-130	43037.86	185605.69	441.53	54.00
MPR-131	43047.35	185598.41	441.87	48.00
MPR-14	42747.30	185658.70	430.60	120.00
MPR-15	42748.60	185580.09	430.00	78.00
MPR-16	42930.90	185661.30	450.80	42.00
MPR-17	42792.70	185691.41	434.90	108.00
MPR-18	42770.10	185612.80	431.40	98.00
MPR-19	42847.30	185700.00	438.10	108.00

97

R.H. McMillan Ltd. Consulting Geologist

MPR-2	42747.50	185634.80	429.80	72.00
MPR-20	42937.70	185703.70	457.00	114.00
MPR-21	42824.20	185677.41	435.50	84.00
MPR-22	42931.70	185739.20	457.80	144.00
MPR-23	42986.50	185668.41	464.10	60.00
MPR-24	42986.40	185710.80	477.10	108.00
MPR-25	42953.90	185664.80	457.40	48.00
MPR-26	42909.70	185697.91	446.20	90.00
MPR-27	42957.60	185704.50	464.00	102.00
MPR-28	42772.60	185589.30	431.80	36.00
MPR-29	42773.50	185648.41	431.60	90.00
MPR-3	42744.70	185590.20	429.60	30.00
MPR-30	42777.00	185689.20	433.80	144.00
MPR-31	42823.70	185643.70	434.10	66.00
MPR-32	42827.10	185708.09	439.50	126.00
MPR-33	42908.90	185668.09	444.60	60.00
MPR-34	42725.60	185627.80	428.80	90.00
MPR-35	42949.30	185744.41	465.10	132.00
MPR-36	42725.60	185629.30	428.80	114.00
MPR-37	42866.50	185695.59	441.00	96.00
MPR-38	42910.10	185647.70	444.40	36.00
MPR-39	42872.50	185668.00	440.00	60.00
MPR-4	42793.70	185635.09	431.90	50.00
MPR-40	42862.60	185646.41	437.50	36.00
MPR-41	42821.60	185617.20	435.10	30.00
MPR-42	42725.90	185607.00	429.10	72.00
MPR-43	42885.60	185720.30	447.60	120.00
MPR-44	42909.90	185728.30	450.10	146.00
MPR-45	42773.40	185721.59	434.80	192.00
MPR-46	42747.20	185692.09	434.50	162.00
MPR-47	42937.50	185596.50	456.80	126.00
MPR-48	42794.10	185720.70	436.90	186.00
MPR-49	42826.80	185738.41	442.80	174.00
MPR-5	42793.90	185665.30	433.80	96.00
MPR-50	42852.50	185735.20	444.00	174.00
MPR-51	42871.50	185724.41	445.20	162.00
MPR-52	42928.60	185632.80	451.80	168.00
MPR-53	42979.70	185742.09	477.40	120.00
MPR-54	42977.40	185578.91	452.10	56.00
MPR-55	42978.30	185605.50	458.00	132.00
MPR-56	42978.20	185638.70	460.10	162.00
MPR-57	42933.90	185571.59	455.20	60.00
MPR-58	42747.30	185727.91	432.60	192.00
MPR-59	43080.60	185747.91	463.80	90.00
MPR-6	42845.80	185670.41	436.60	114.00
MPR-60	42778.80	185763.59	442.10	268.00
MPR-61	42889.30	185581.91	445.40	72.00
MPR-62	42885.70	185610.20	445.50	132.00
MPR-63	42848.90	185574.09	438.00	78.00
MPR-64	42848.60	185599.50	439.70	136.00

98

R.H. McMillan Ltd. Consulting Geologist

MPR-65	43043.80	185580.00	441.30	42.00
MPR-66	43079.90	185717.09	459.90	56.00
MPR-67	43041.40	185605.70	443.10	90.00
MPR-68	42749.80	185766.91	439.50	234.00
MPR-69	43079.70	185601.20	441.30	90.00
MPR-7	42845.20	185648.50	435.70	78.00
MPR-70	43082.20	185632.70	444.80	156.00
MPR-71	42793.80	185607.00	433.90	144.00
MPR-72	42722.60	185701.30	432.30	152.00
MPR-73	42727.40	185736.20	432.10	192.00
MPR-74	42794.00	185582.41	433.50	112.00
MPR-76	42728.10	185773.00	437.80	264.00
MPR-77	42795.90	185756.50	442.60	210.00
MPR-78	42751.50	185804.00	449.90	240.00
MPR-79	42827.80	185773.80	448.10	162.00
MPR-8	42845.20	185627.41	436.60	36.00
MPR-80	42854.00	185766.70	449.50	228.00
MPR-81	42777.30	185797.50	452.80	168.00
MPR-82	42844.70	185546.09	435.80	102.00
MPR-83	42872.50	185762.80	454.00	264.00
MPR-84	42795.10	185554.00	432.50	72.00
MPR-85	42910.70	185599.80	452.60	126.00
MPR-86	42770.70	185558.41	431.40	84.00
MPR-87	42820.30	185586.70	437.10	114.00
MPR-88	43041.30	185754.80	478.30	108.00
MPR-89	42869.10	185614.50	441.90	156.00
MPR-9	42793.80	185608.09	434.80	30.00
MPR-90	43084.30	185782.70	461.90	126.00
MPR-91	42954.40	185630.00	458.80	150.00
MPR-92	43006.00	185640.70	452.90	108.00
MPR-93	42721.70	185567.41	427.90	84.00
MPR-94	42867.40	185581.41	443.30	90.00
MPR-95	42956.00	185604.70	460.20	84.00
MPR-96	42729.60	185802.80	445.20	270.00
MPR-97	42976.50	185783.50	482.60	192.00
MPR-98	42976.30	185791.91	483.80	168.00
MPR-99	42912.10	185524.41	451.10	90.00
PROD-1	42680.00	185660.00	385.00	27.00
PROD-2	42700.00	185660.00	385.00	27.00
PROD-3	42725.00	185660.00	385.00	27.00
PROD-4	42710.00	185670.00	385.00	27.00
PROD-5	42720.00	185680.00	385.00	27.00
RC-10	42586.40	185534.00	422.80	8.40
RCMP-1	42244.00	185518.00	462.80	108.00
RCMP-10	42590.30	185538.00	422.60	18.00
RCMP-11	42639.10	185570.00	426.40	18.00
RCMP-13	42476.00	185504.00	416.90	29.00
RCMP-14	42472.30	185526.00	416.20	18.00
RCMP-2	42298.50	185513.00	460.70	48.00
RCMP-20	42539.40	185603.00	425.30	56.00

99

R.H. McMillan Ltd. Consulting Geologist

RCMP-21	42590.80	185601.00	424.40	34.00
RCMP-3	42346.00	185518.00	451.50	206.65
RCMP-4	42396.00	185523.00	436.20	54.00
RCMP-6	42473.30	185511.00	417.10	24.00
RCMP-9	42591.20	185573.00	424.70	24.00
RVCI-1	42744.00	185616.00	430.00	84.00
RVCI-2	42840.00	185646.00	435.00	48.00
RVCI-3	42840.00	185608.00	436.00	84.00
RVCI-4	43033.00	185727.00	450.00	78.00
407 Total Holes				45,375.47

2008-09 Drill Holes Completed by Pediment before the Cutoff Date

HOLE	EASTING	NORTHING	ELEVATION	HOLE LENGTH
08-LCOL-R21	42381.54	185778.09	422.86	131.10
08-LCOL-R22	42208.02	185733.28	440.91	227.10
09-LCOL-R23	42540.03	185478.83	419.18	60.96
09-LCOL-R24	42564.05	185497.91	417.58	60.96
09-LCOL-R25	42587.27	185508.34	415.40	60.96
09-LCOL-R26	42616.41	185518.21	412.48	60.96
09-LCOL-R27	42637.22	185523.34	410.33	65.53
09-LCOL-R28	42660.35	185534.61	407.86	68.58
09-LCOL-R29	42790.52	185619.77	391.92	68.58
09-LCOL-R30	42876.27	185657.96	380.85	71.63
09-LCOL-R31	42823.43	185637.20	387.84	65.53
09-LCOL-R32	42849.00	185646.55	384.21	62.48
09-LCOL-R33	42877.30	185647.80	381.62	33.53
09-LCOL-R34	42851.16	185638.29	384.55	48.77
09-LCOL-R35	42703.19	185515.16	430.82	74.68
09-LCOL-R36	42973.51	185701.96	436.54	82.30
09-LCOL-R37	42994.36	185700.66	436.63	79.20
09-LCOL-R38	43024.16	185696.59	436.70	80.80
09-LCOL-R40	42811.04	185549.26	438.58	64.01
09-LCOL-R41	42846.26	185560.62	444.19	60.96
09-LCOL-R42	42921.90	185578.56	445.37	60.96
09-LCOL-R43	42921.61	185583.84	445.44	79.25
09-LCOL-R44	42933.97	185895.24	482.54	76.19
09-LCOL-R45	42780.99	185957.56	476.11	80.80
09-LCOL-R46	42724.55	185956.59	453.11	60.96
09-LCOL-R47	42685.56	185948.84	443.70	60.96
09-LCOL-R48	42630.02	185928.68	432.69	64.01
LC-09-DH-03	42380.76	185824.50	420.51	135.65

28 Total Holes				2147.40 m

100

R.H. McMillan Ltd. Consulting Geologist

APPENDIX 2 SEMIVARIOGRAMS EL CRESTON

________________________________________________ R.H. McMillan Ltd. Consulting Geologist

101

APPENDIX 2 – SEMIVARIOGRAMS EL CRESTON

102

R.H. McMillan Ltd. Consulting Geologist

C0 = .400

C1 = .150

C2 = .150

A1 = 15.0

A2 = 100.0

Number of Pairs
17667
168864
517807
987557
1422868
1833561
2233558
2288584
2037627
1782026
1558704
1357121
1177513
1026170
895684
782674
686198
591672
510666
433668
366882
311134
268339
213738
177248
147777
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON NORTH ZONE AU - AZ 90 DIP 0

________________________________________________ 103 R.H. McMillan Ltd. Consulting Geologist

C0 = .400
C1 = .150
C2 = .150
A1 = 14.0
A2 = 40.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON NORTH ZONE AU - AZ 0 DIP -45

________________________________________________ 104 R.H. McMillan Ltd. Consulting Geologist

C0 = .400
C1 = .150
C2 = .150
A1 = 12.0
A2 = 32.0
Number of Pairs
190
217
149
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON NORTH ZONE AU - AZ 180 DIP -45

105

R.H. McMillan Ltd. Consulting Geologist

C0 = .200
C1 = .180
C2 = .220
A1 = 20.0
A2 = 100.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON NORTH ZONE AG - AZ 90 DIP 0

________________________________________________ 106 R.H. McMillan Ltd. Consulting Geologist

C0 = .200
C1 = .180
C2 = .220
A1 = 10.0
A2 = 40.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON NORTH ZONE AG - AZ 0 DIP -45

________________________________________________ 107 R.H. McMillan Ltd. Consulting Geologist

C0 = .200
C1 = .180
C2 = .220
A1 = 15.0
A2 = 36.0
Number of Pairs
190
217
149
44
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON NORTH ZONE AG - AZ 180 DIP -45

________________________________________________ 108 R.H. McMillan Ltd. Consulting Geologist

C0 = .200

C1 = .340

C2 = .240

A1 = 10.0

A2 = 80.0

Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON SOUTH ZONE AU - AZ 90 DIP 0

________________________________________________ 109 R.H. McMillan Ltd. Consulting Geologist

C0 = .200
C1 = .340
C2 = .240
A1 = 8.0
A2 = 20.0
Number of Pairs
40412
43841
10762
1211
36
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON SOUTH ZONE AU - AZ 0 DIP 0

________________________________________________ 110 R.H. McMillan Ltd. Consulting Geologist

C0 = .200
C1 = .340
C2 = .240
A1 = 10.0
A2 = 40.0
Number of Pairs
271
8473
16118
17695
18759
5674
2022
2198
1352
1177
968
644
483
388
365
300
198
84
44
17
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON SOUTH ZONE AU - AZ 0 DIP -90

________________________________________________ 111 R.H. McMillan Ltd. Consulting Geologist

C0 = .100
C1 = .120
C2 = .370
A1 = 10.0
A2 = 200.0
Number of Pairs
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON SOUTH ZONE AG - AZ 90 DIP 0

________________________________________________ 112 R.H. McMillan Ltd. Consulting Geologist

C0 = .100

C1 = .120

C2 = .370

A1 = 15.0

A2 = 40.0

Number of Pairs
6978
40412
88611
88744
43841
10762
1211
36
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON SOUTH ZONE AG - AZ 0 DIP 0

________________________________________________ 113 R.H. McMillan Ltd. Consulting Geologist

C0 = .100
C1 = .120
C2 = .370
A1 = 12.0
A2 = 48.0
Number of Pairs
271
5473
16118
17695
13759
5674
2622
2198
1352
1177
968
644
493
365
300
198
84
44
17
1.00
.80
.60
.40
.20
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

EL CRESTON SOUTH ZONE AG - AZ 0 DIP -90

________________________________________________ 114 R.H. McMillan Ltd. Consulting Geologist

APPENDIX 3 GRAN CENTRAL DRILL HOLES

________________________________________________ R.H. McMillan Ltd. Consulting Geologist

115

APPENDIX 3 – GRAN CENTRAL DRILL HOLES

HOLE	EASTING	NORTHING ELEVATION HOLE LENGTH (m)
C-10	41602.20	185760.09	416.40	68.55
C-10A	41602.20	185761.09	416.40	92.05
C-11	41711.90	185794.09	415.50	78.45
C-11A	41711.90	185794.09	415.50	112.85
C-12	41250.00	185730.00	404.00	70.15
C-12A	41250.00	185730.00	404.00	83.10
C-13	41598.00	185461.50	435.00	83.45
C-13A	41598.00	185460.00	435.00	107.05
C-14	41455.00	185480.00	427.00	102.15
C-15	41354.50	185472.00	412.00	81.30
C-16	41553.00	185476.50	425.00	89.60
C-17	41258.50	185457.50	424.00	66.90
C-18	41455.00	185497.50	417.00	150.90
C-3	41406.10	185733.41	418.90	88.40
C-3A	41406.10	185734.50	418.80	81.40
C-4	41200.10	185710.80	405.10	137.16
C-5	41303.20	185746.59	402.20	75.60
C-5A	41305.20	185747.59	402.20	98.50
C-6	41306.30	185463.09	416.30	101.10
C-6A	41306.30	185464.09	416.20	157.60
C-7	41402.50	185477.20	411.70	91.80
C-7A	41402.50	185478.20	411.70	128.45
C-8	41498.60	185744.59	415.60	68.50
C-8A	41498.60	185745.70	415.60	80.00
C-9	41508.30	185483.70	421.50	81.00
C-9A	41508.30	185484.70	421.40	142.70
CND-1	41425.00	185775.50	413.40	120.10
CZC-1	41626.88	185774.25	414.51	50.00
CZC-10	41518.68	185709.20	424.20	50.00
CZC-11	41473.43	185720.33	424.38	38.00
CZC-12	41475.27	185692.20	430.30	18.00
CZC-13	41482.28	185656.13	424.07	48.00
CZC-14	41276.41	185680.27	400.82	50.00
CZC-15	41274.86	185696.78	399.23	50.00
CZC-16	41320.64	185694.70	404.27	4.00
CZC-17	41320.97	185720.08	403.47	40.00
CZC-18	41425.89	185749.98	416.54	42.00
CZC-19	41525.59	185760.64	414.74	50.00
CZC-2	41625.12	185749.02	416.39	50.00
CZC-20	41524.22	185785.06	409.30	50.00
CZC-3	41626.47	185799.94	411.85	50.00
CZC-4	41572.42	185800.16	410.24	50.00
CZC-5	41570.85	185773.63	413.89	50.00
CZC-6	41571.08	185747.47	417.30	50.00
CZC-7	41571.67	185722.78	420.97	50.00
CZC-8	41475.83	185754.31	413.36	32.00

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CZC-9	41521.32	185732.53	419.22	50.00
CZD-1	41400.60	185723.09	418.40	73.60
CZD-10	41570.30	185770.59	414.00	80.50
CZD-11	41496.30	185759.70	413.00	46.30
CZD-12	41447.80	185793.00	412.40	142.70
CZD-13	41416.00	185723.70	423.10	280.30
CZD-14	41499.30	185938.70	409.10	345.30
CZD-15	41479.70	185923.20	403.40	208.00
CZD-16	41447.80	185796.80	411.70	348.40
CZD-17	41452.60	185959.50	404.50	229.30
CZD-2	41400.60	185723.09	418.40	54.90
CZD-3	41300.10	185713.30	399.50	38.10
CZD-4	41201.20	185721.80	403.00	91.40
CZD-5	41350.20	185790.20	402.70	156.10
CZD-6	41501.40	185819.91	408.00	165.20
CZD-7	41497.90	186157.70	397.80	386.20
CZD-8	41040.90	185611.00	428.50	278.90
CZD-9	41505.90	185941.09	405.40	393.80
CZR-1	41300.40	185714.20	399.80	48.00
CZR-10	41402.10	185704.20	421.70	66.00
CZR-100	41650.60	185756.80	415.50	48.00
CZR-101	41697.90	185951.50	412.10	264.00
CZR-102	41453.80	185685.09	426.90	240.00
CZR-103	41552.00	185761.59	414.50	96.00
CZR-104	41602.50	185745.80	416.70	192.00
CZR-105	41570.80	185715.70	421.10	192.00
CZR-106	41553.70	185724.20	421.40	204.00
CZR-107	41602.00	185714.50	419.30	84.00
CZR-108	41918.30	185875.41	400.00	120.00
CZR-109	41406.90	185779.70	412.70	108.00
CZR-11	41297.50	185756.09	399.70	96.00
CZR-110	41803.20	185898.91	407.80	180.00
CZR-111	41395.50	185916.59	406.20	202.00
CZR-112	41838.00	185865.00	408.00	96.00
CZR-12	41402.70	185741.50	417.60	84.00
CZR-13	41250.70	185747.50	398.60	100.00
CZR-14	41200.50	185712.70	403.40	204.00
CZR-15	41350.10	185786.80	402.90	104.00
CZR-16	41599.30	185781.20	413.30	248.00
CZR-17	41599.50	185810.59	411.00	16.00
CZR-18	41599.50	185810.59	411.00	180.00
CZR-19	41599.30	185781.20	413.30	180.00
CZR-2	41296.10	185749.30	399.60	70.00
CZR-20	41350.40	185790.30	402.70	180.00
CZR-21	41601.10	185863.00	407.10	204.00
CZR-22	41602.60	185927.00	406.30	180.00
CZR-23	41499.70	185756.70	413.40	180.00
CZR-24	41400.60	185723.09	418.40	210.00
CZR-25	41201.20	185680.50	405.30	204.00
CZR-26	41702.10	185774.50	414.30	200.00

117

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CZR-27	41122.50	185659.50	414.60	300.00
CZR-28	41299.20	185785.30	399.40	180.00
CZR-29	41501.30	185819.50	408.20	186.00
CZR-3	41201.40	185685.41	405.30	48.00
CZR-30	41298.10	185749.50	399.70	180.00
CZR-31	41503.50	185879.80	404.00	204.00
CZR-32	41299.50	185750.80	399.70	200.00
CZR-33	41396.70	185825.41	404.30	180.00
CZR-34	41399.40	185707.30	419.80	270.00
CZR-35	41398.20	185887.50	401.30	192.00
CZR-36	41202.60	185774.41	402.00	180.00
CZR-37	41496.20	185713.00	424.70	270.00
CZR-38	41208.00	185840.91	396.70	186.00
CZR-39	41750.40	185828.59	410.00	210.00
CZR-4	41199.90	185714.20	403.50	114.00
CZR-40	41800.60	185830.09	409.70	180.00
CZR-41	41844.20	185860.59	408.90	132.00
CZR-42	41702.30	185831.00	411.30	230.00
CZR-43	41040.20	185775.20	395.60	270.00
CZR-44	41652.20	185818.20	411.00	180.00
CZR-45	41499.20	185788.20	411.20	246.00
CZR-46	41451.80	185832.09	404.10	198.00
CZR-47	41352.30	185733.91	406.80	288.00
CZR-48	41749.50	185892.20	408.70	156.00
CZR-49	41505.90	185941.09	405.40	260.00
CZR-5	41250.80	185712.80	399.40	60.00
CZR-50	41448.00	185727.59	424.20	360.00
CZR-51	41571.60	185770.80	414.00	240.00
CZR-52	41496.30	185759.70	413.40	288.00
CZR-53	41251.50	185710.59	399.30	208.00
CZR-54	41449.50	185794.00	412.00	232.00
CZR-55	41170.80	185686.80	407.80	312.00
CZR-56	41250.00	185808.09	397.40	198.00
CZR-57	41251.10	185778.00	399.10	150.00
CZR-58	41649.30	185790.91	413.80	150.00
CZR-59	41492.40	185857.00	404.00	168.00
CZR-6	41250.70	185747.50	398.60	78.00
CZR-60	41297.30	185764.00	399.70	108.00
CZR-61	41354.10	185817.00	402.30	150.00
CZR-62	41653.70	185846.30	409.30	192.00
CZR-63	41454.10	185675.50	426.80	306.00
CZR-64	41405.20	185794.30	412.40	222.00
CZR-65	41396.30	185854.70	402.70	192.00
CZR-66	41702.60	185831.59	411.20	158.00
CZR-67	41751.40	185796.70	412.30	198.00
CZR-68	41198.90	185745.09	402.20	192.00
CZR-69	41697.20	185707.09	419.50	150.00
CZR-7	41499.50	185715.00	425.20	60.00
CZR-70	41547.10	185832.70	406.80	180.00
CZR-71	41549.40	185859.00	405.60	198.00

118

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CZR-72	41650.60	185792.70	413.70	102.00
CZR-73	41170.80	185686.80	407.90	90.00
CZR-74	41443.30	185750.00	417.10	228.00
CZR-75	41451.80	185859.41	403.00	180.00
CZR-76	41547.80	185883.00	405.90	220.00
CZR-77	41399.50	185676.70	423.10	174.00
CZR-78	41651.30	185878.30	408.60	228.00
CZR-79	41399.60	185740.50	418.30	192.00
CZR-8	41447.50	185726.41	425.00	72.00
CZR-80	41702.60	185886.41	409.30	216.00
CZR-81	41350.60	185704.20	407.20	204.00
CZR-82	41505.10	185913.20	405.40	222.00
CZR-83	41602.90	185897.80	407.10	198.00
CZR-84	41447.70	185799.00	402.00	272.00
CZR-85	41749.70	185935.59	413.40	192.00
CZR-86	41748.90	185766.80	420.00	132.00
CZR-87	41352.60	185732.00	412.40	222.00
CZR-88	41750.20	185860.09	408.50	220.00
CZR-89	41246.70	185689.50	405.50	186.00
CZR-9	41447.50	185726.41	425.00	84.00
CZR-90	41351.00	185705.70	407.30	180.00
CZR-91	41600.00	185746.70	416.70	120.00
CZR-92	41604.30	185839.20	409.70	146.00
CZR-93	41348.60	185786.91	402.80	116.00
CZR-94	41497.80	185713.50	424.60	282.00
CZR-95	41256.80	185829.09	397.10	258.00
CZR-96	41300.40	185785.41	399.50	162.00
CZR-97	41548.80	185831.00	406.70	156.00
CZR-98	41702.80	185804.09	412.40	90.00
CZR-99	41502.00	185682.09	426.30	150.00
CZTR-10	41475.00	185658.00	424.90	71.00
CZTR-11	41500.80	185660.59	423.50	86.50
CZTR-12	41515.30	185705.80	425.40	30.00
CZTR-13A	41551.40	185667.91	421.80	41.50
CZTR-13B	41528.40	185721.80	420.30	12.50
CZTR-13C	41542.70	185718.20	423.10	96.00
CZTR-14	41408.50	185741.09	418.90	28.00
CZTR-15A	41582.90	185744.30	417.90	75.00
CZTR-15B	41583.10	185697.70	421.70	43.20
CZTR-16A	41607.40	185728.50	420.00	99.00
CZTR-16B	41610.20	185674.09	422.00	56.00
CZTR-17	41744.90	185726.59	418.50	124.00
CZTR-1A	41402.70	185700.50	420.90	40.00
CZTR-1B	41402.70	185700.50	420.90	21.00
CZTR-2	41360.00	185740.50	406.90	130.80
CZTR-3A	41383.40	185652.09	422.90	22.00
CZTR-3B	41363.70	185687.41	417.00	24.80
CZTR-4	41720.70	185732.59	417.80	84.50
CZTR-5	41698.50	185667.41	422.40	22.00
CZTR-6	41675.10	185631.50	424.00	203.00

119

R.H. McMillan Ltd. Consulting Geologist

CZTR-7A	41632.90	185745.30	414.00	80.00
CZTR-7B	41636.10	185656.70	422.90	93.50
CZTR-7C	41635.70	185605.80	424.80	35.30
CZTR-8A	41431.60	185537.59	408.60	95.00
CZTR-8B	41416.50	185634.59	422.20	91.20
CZTR-9A	41459.50	185641.59	422.40	31.00
CZTR-9B	41445.00	185659.50	427.80	76.00
GCD-1	41322.90	185478.30	411.40	79.60
GCD-10	41584.50	185488.09	426.40	105.80
GCD-11	41418.00	185457.70	410.60	52.40
GCD-12	41500.00	185506.41	416.10	108.20
GCD-13	41474.10	185478.59	410.50	12.50
GCD-14	41251.20	185601.00	407.00	75.00
GCD-15	41450.50	185458.50	404.70	72.00
GCD-16	41018.30	185450.50	489.00	296.30
GCD-17	41501.60	185565.91	422.20	168.20
GCD-18	41401.60	185596.50	411.60	163.00
GCD-19	41549.40	185578.80	423.80	177.10
GCD-2	41326.80	185451.50	412.70	71.30
GCD-20	41526.30	185482.20	410.00	150.00
GCD-21	41203.70	185516.41	423.80	196.90
GCD-22	41201.10	185593.20	408.80	79.30
GCD-23	41483.40	185468.20	405.90	110.30
GCD-24	41453.50	185566.59	414.00	195.00
GCD-25	41253.40	185523.00	411.40	186.00
GCD-26	41065.10	185560.91	443.10	281.00
GCD-27	41564.10	185680.80	421.90	163.10
GCD-3	41349.50	185454.59	410.70	70.70
GCD-4	41282.50	185443.00	419.50	79.90
GCD-5	41259.00	185470.50	419.70	102.70
GCD-6	41306.00	185457.30	415.30	70.70
GCD-7	41545.80	185524.09	420.60	85.00
GCD-8	41618.40	185573.00	423.90	137.80
GCD-9	41570.60	185532.41	421.30	110.30
GCR-1	41591.80	185500.00	426.10	132.00
GCR-10	41302.80	185513.50	409.80	128.00
GCR-100	41417.60	185426.30	404.70	60.00
GCR-101	41432.90	185376.50	420.80	60.00
GCR-102	41647.50	185687.50	421.10	180.00
GCR-103	41602.20	185674.59	421.50	266.00
GCR-104	41301.80	185613.50	401.70	234.00
GCR-105	41401.50	185602.20	412.00	258.00
GCR-106	41251.00	185601.30	405.90	222.00
GCR-107	41498.10	185629.70	425.80	258.00
GCR-108	41202.50	185520.00	423.70	210.00
GCR-109	41158.60	185425.70	450.00	120.00
GCR-11	41303.80	185479.59	413.40	76.00
GCR-110	41198.70	185594.59	408.60	220.00
GCR-111	41301.90	185676.59	400.20	216.00
GCR-112	41347.20	185616.20	405.40	220.00

120

R.H. McMillan Ltd. Consulting Geologist

GCR-113	41550.60	185623.00	425.00	200.00
GCR-114	41451.60	185621.59	418.70	220.00
GCR-115	41303.30	185427.30	409.70	180.00
GCR-116	41406.60	185435.30	404.40	186.00
GCR-117	41496.90	185445.00	406.80	180.00
GCR-118	41402.70	185546.91	405.80	200.00
GCR-119	41503.60	185538.59	416.50	186.00
GCR-11A	41303.00	185479.59	413.40	102.00
GCR-12	41303.60	185452.91	415.40	76.00
GCR-120	41303.70	185563.00	405.60	222.00
GCR-121	41464.90	185392.70	423.70	146.00
GCR-122	41614.50	185446.70	435.00	120.00
GCR-123	41095.60	185407.50	483.90	162.00
GCR-124	41206.80	185629.30	407.30	200.00
GCR-125	41564.50	185416.91	430.00	120.00
GCR-126	41492.50	185400.20	424.60	120.00
GCR-127	41229.10	185440.09	428.00	150.00
GCR-128	41251.60	185553.70	410.00	159.00
GCR-129	41249.90	185652.59	403.70	254.00
GCR-13	41302.60	185435.70	416.40	50.00
GCR-130	41347.00	185667.59	409.50	234.00
GCR-131	41347.40	185564.00	403.80	186.00
GCR-132	41253.40	185523.00	411.40	186.00
GCR-133	41544.10	185679.70	422.30	230.00
GCR-134	41396.60	185640.09	422.70	200.00
GCR-135	41196.10	185551.50	420.10	210.00
GCR-136	41602.30	185639.41	427.90	192.00
GCR-137	41645.90	185626.50	429.10	48.00
GCR-138	41647.70	185619.00	429.30	198.00
GCR-139	41499.50	185607.00	425.10	240.00
GCR-14	41256.60	185442.41	422.60	76.00
GCR-140	41544.70	185648.00	423.90	190.00
GCR-141	41395.60	185642.41	422.80	168.00
GCR-142	41158.10	185451.41	450.40	210.00
GCR-143	41699.90	185613.80	425.90	132.00
GCR-144	41254.60	185475.91	419.10	200.00
GCR-15	41258.70	185469.09	419.80	116.00
GCR-16	41348.30	185413.80	411.90	36.00
GCR-17	41349.00	185432.30	411.60	60.00
GCR-18	41349.00	185480.80	409.20	84.00
GCR-19	41447.10	185422.50	418.60	36.00
GCR-2	41583.00	185444.80	429.90	50.00
GCR-20	41349.10	185491.20	408.70	108.00
GCR-21	41397.70	185389.20	419.40	30.00
GCR-22	41398.20	185420.50	418.40	42.00
GCR-23	41400.70	185494.59	409.20	102.00
GCR-24	41400.70	185493.59	409.20	90.00
GCR-25	41450.00	185453.20	417.20	72.00
GCR-26	41453.30	185488.20	414.90	90.00
GCR-27	41399.90	185462.50	412.10	72.00

121

R.H. McMillan Ltd. Consulting Geologist

GCR-28	41589.80	185541.00	421.90	108.00
GCR-29	41642.60	185507.80	431.60	66.00
GCR-3	41543.90	185463.70	423.40	17.70
GCR-30	41649.60	185539.91	429.20	210.00
GCR-31	41263.90	185468.59	419.10	84.00
GCR-32	41207.90	185431.09	435.80	66.00
GCR-33	41206.10	185449.70	434.40	96.00
GCR-34	41550.20	185520.80	420.00	120.00
GCR-35	41590.80	185572.70	422.90	126.00
GCR-36	41585.60	185484.91	426.80	102.00
GCR-37	41520.80	185460.30	421.80	66.00
GCR-38	41523.60	185492.00	421.20	102.00
GCR-39	41585.20	185464.00	429.20	90.00
GCR-3A	41543.40	185462.80	423.50	48.00
GCR-4	41547.40	185492.80	422.20	78.00
GCR-40	41477.60	185477.20	418.50	92.00
GCR-41	41476.70	185449.30	418.90	66.00
GCR-42	41480.10	185509.91	416.20	104.00
GCR-43	41239.40	185436.41	426.50	78.00
GCR-44	41235.40	185461.30	424.30	108.00
GCR-45	41281.40	185438.80	419.50	66.00
GCR-46	41279.80	185465.70	418.90	96.00
GCR-47	41326.80	185449.30	412.80	58.00
GCR-48	41425.70	185484.59	412.40	90.00
GCR-49	41423.80	185425.91	419.30	48.00
GCR-5	41545.20	185519.30	419.90	96.00
GCR-50	41282.00	185502.50	413.20	132.00
GCR-51	41322.80	185480.91	411.30	90.00
GCR-52	41425.10	185453.80	418.80	18.00
GCR-52A	41425.10	185456.80	418.80	90.00
GCR-53	41373.80	185414.41	414.60	48.00
GCR-54	41616.50	185541.80	425.50	120.00
GCR-55	41324.60	185419.91	415.30	48.00
GCR-56	41317.60	185515.09	408.80	108.00
GCR-57	41618.40	185570.80	424.00	132.00
GCR-58	41425.70	185514.00	410.20	126.00
GCR-59	41526.20	185514.59	422.30	102.00
GCR-6	41507.30	185453.30	420.90	60.00
GCR-60	41374.20	185439.30	411.10	70.00
GCR-61	41526.20	185516.50	422.40	120.00
GCR-62	41572.10	185492.20	424.30	108.00
GCR-63	41614.90	185510.00	427.60	96.00
GCR-64	41375.10	185476.09	409.40	90.00
GCR-65	41571.40	185525.70	421.40	108.00
GCR-66	41374.30	185504.50	408.70	102.00
GCR-67	41352.40	185523.09	407.60	134.00
GCR-68	41570.80	185531.41	421.30	144.00
GCR-69	41400.90	185525.50	407.20	132.00
GCR-7	41507.40	185497.80	418.90	90.00
GCR-70	41546.20	185523.91	420.70	168.00

122

R.H. McMillan Ltd. Consulting Geologist

GCR-71	41500.80	185506.20	420.70	126.00
GCR-72	41621.00	185604.20	423.00	198.00
GCR-73	41652.20	185609.20	424.50	156.00
GCR-74	41624.00	185635.50	422.40	56.00
GCR-74A	41624.00	185635.50	422.40	216.00
GCR-75	41503.70	185515.70	420.20	186.00
GCR-76	41525.20	185518.80	421.80	160.00
GCR-77	41570.90	185540.59	421.00	192.00
GCR-78	41598.20	185604.59	422.30	12.00
GCR-78A	41598.20	185604.59	422.30	234.00
GCR-79	41480.60	185511.09	415.80	162.00
GCR-8	41500.80	185507.30	417.20	102.00
GCR-80	41282.70	185532.50	409.10	54.00
GCR-80A	41282.70	185532.50	409.10	192.00
GCR-81	41652.40	185573.41	427.10	120.00
GCR-82	41481.50	185512.09	415.00	186.00
GCR-83	41312.40	185545.09	407.00	80.00
GCR-84	41535.30	185464.50	410.30	42.00
GCR-85	41516.30	185455.59	410.60	44.00
GCR-86	41481.90	185439.30	405.00	36.00
GCR-87	41461.40	185447.41	404.90	42.00
GCR-88	41464.70	185470.20	404.90	66.00
GCR-89	41486.90	185468.91	405.40	66.00
GCR-9	41450.10	185506.80	412.90	126.00
GCR-90	41515.40	185478.00	410.30	70.00
GCR-91	41534.20	185486.00	410.30	66.00
GCR-92	41488.20	185513.20	415.90	94.00
GCR-93	41462.70	185513.70	413.20	100.00
GCR-94	41511.30	185530.09	416.90	102.00
GCR-95	41535.80	185534.09	418.30	104.00
GCR-96	41402.00	185451.50	404.70	60.00
GCR-97	41417.00	185428.80	404.60	72.00
GCR-98	41417.70	185406.41	414.30	78.00
GCR-99	41389.90	185476.30	404.90	60.00
GCTR-1	41570.00	185456.00	411.20	19.00
GCTR-10	41321.40	185406.80	410.60	55.00
GCTR-11	41296.30	185408.20	409.60	147.00
GCTR-12	41530.00	185654.80	422.10	74.40
GCTR-13	41341.10	185396.00	415.10	130.80
GCTR-14	41301.60	185406.09	420.50	85.00
GCTR-15	41346.60	185400.70	410.30	300.30
GCTR-17	41258.30	185435.91	423.00	180.90
GCTR-17B	41238.60	185343.80	429.40	46.00
GCTR-18	41533.60	185204.91	432.70	129.00
GCTR-19	41146.60	185649.50	415.70	372.30
GCTR-2	41550.20	185440.70	411.20	50.00
GCTR-20	41177.70	185297.80	440.10	295.90
GCTR-21	41141.40	185137.91	428.60	244.40
GCTR-22	41019.00	185777.50	397.10	212.50
GCTR-23	40893.00	185569.00	446.20	208.00

123

R.H. McMillan Ltd. Consulting Geologist

GCTR-3	41523.50	185433.59	410.80	50.50
GCTR-4	41496.50	185442.00	405.40	32.50
GCTR-5	41470.20	185427.09	405.40	47.80
GCTR-6	41447.80	185428.00	405.50	47.00
GCTR-7	41421.40	185423.70	404.90	47.30
GCTR-8	41396.10	185422.70	404.90	252.00
GCTR-9	41371.30	185390.30	411.90	222.00

	2008-09 Drill Holes completed by Pediment before cutoff Date
				HOLE
HOLE	EASTING	NORTHING	ELEVATION	LENGTH (m)
08-LCOL-R17	40908.45	185567.06	457.06	426.85
08-LCOL-R19	41584.79	185663.45	414.84	129.50
08-LCOL-R20	41663.89	185673.13	417.21	166.10
09-LCOL-R76	41168.02	185542.76	416.10	167.64
09-LCOL-R77	41337.27	185692.29	410.10	91.44
09-LCOL-R78	41270.03	185689.01	405.34	12.19
09-LCOL-R79	41270.03	185689.01	405.34	50.29
09-LCOL-R80	41209.06	185675.80	404.72	60.96
LC-09-DH-01	41154.74	185614.67	409.03	222.40
LC-09-DH-04	40812.67	185585.76	446.77	400.15
08-LCOL-R18	41691.91	185790.03	409.44	341.40
09-LCOL-R49	41613.00	185899.41	401.13	79.25
09-LCOL-R51	41583.47	185893.34	396.72	89.92
09-LCOL-R52	41629.28	185856.01	403.60	54.86
09-LCOL-R53	41657.89	185854.33	404.08	85.34
09-LCOL-R54	41651.45	185802.35	407.67	70.10
09-LCOL-R55	41626.86	185823.25	406.03	82.30
09-LCOL-R71	41412.30	185983.17	394.66	143.26
09-LCOL-R72	41153.40	185776.99	393.63	103.63
09-LCOL-R73	41149.11	185724.13	396.16	120.40
09-LCOL-R74	41148.97	185726.24	396.08	155.45
09-LCOL-R75	41071.82	185716.46	405.03	155.45
LC-09-DH-05	41392.69	185737.87	372.67	281.70

Total 23 Holes				3490.58

124

R.H. McMillan Ltd. Consulting Geologist

APPENDIX 4 GRAN CENTRAL SEMIVARIOGRAMS

________________________________________________ R.H. McMillan Ltd. Consulting Geologist

125

APPENDIX 4 – GRAN CENTRAL SEMIVARIOGRAMS

126

R.H. McMillan Ltd. Consulting Geologist

C0 = .300
C1 = .350
C2 = .080
A1 = 28.0
A2 = 70.0

Number of Pairs
Gamma (h) /Mean Squared
2.00
1.60
1.20
.80
.40
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GRAN CENTRAL AU - AZ 070 DIP 0

________________________________________________ 127 R.H. McMillan Ltd. Consulting Geologist

C0 = .300
C1 = .350
C2 = .080
A1 = 20.0
A2 = 40.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GRAN CENTRAL AU - AZ 340 DIP -60

________________________________________________ 128 R.H. McMillan Ltd. Consulting Geologist

C0 = .300
C1 = .350
C2 = .080
A1 = 15.0
A2 = 30.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GRAN CENTRAL AU - AZ 160 DIP -30

________________________________________________ 129 R.H. McMillan Ltd. Consulting Geologist

C0 = .100
C1 = .560
C2 = .190
A1 = 40.0
A2 = 120.0
Number of Pairs
106 1121 3295 2642 8820 8960 9675 11556 12524 17843 19266 15332 10202 15881 20855 16801 16090 16163 12271 14037 15283 10595 12585 8478
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GRAN CENTRAL AG - AZ 70 DIP 0

________________________________________________ 130 R.H. McMillan Ltd. Consulting Geologist

C0 = .100
C1 = .560
C2 = .190
A1 = 20.0
A2 = 130.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GRAN CENTRAL AG - AZ 340 DIP -60

________________________________________________ 131 R.H. McMillan Ltd. Consulting Geologist

C0 = .100
C1 = .560
C2 = .190
A1 = 25.0
A2 = 80.0
Number of Pairs
78 467 727 1163 1457 1582 1663 1583 1688 2117 2455 2463 2283 2060 1623 1056 668 447 206 107 58 45 16 9
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

GRAN CENTRAL AG - AZ 160 DIP -30

________________________________________________ 132 R.H. McMillan Ltd. Consulting Geologist

C0 = .300
C1 = .460
C2 = .240
A1 = 50.0
A2 = 120.0
Number of Pairs
17 35 170 749 383 3316 1851 1189 9001 1609 6546 6595 2156 4189 2019 5682 5982 2159 3276 1150 5685 4184 2015 1811 632
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

LA COLORADA AU - AZ 90 DIP 0

________________________________________________ 133 R.H. McMillan Ltd. Consulting Geologist

C0 = .300
C1 = .460
C2 = .240
A1 = 10.0
A2 = 80.0
Number of Pairs
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

LA COLORADA AU - AZ 0 DIP 0

________________________________________________ 134 R.H. McMillan Ltd. Consulting Geologist

C0 = .300
C1 = .460
C2 = .240
A1 = 30.0
A2 = 80.0
Number of Pairs
672 473 313 277 265 267 307 321 310 278 217 172 120 61 32 5 3 1
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

LA COLORADA AU - AZ 0 DIP -90

________________________________________________ 135 R.H. McMillan Ltd. Consulting Geologist

C0 = .160
C1 = .360
C2 = .880
A1 = 12.0
A2 = 34.0
Number of Pairs
Gamma (h)/Mean Squared
2.00
1.60
1.20
.80
.40
.00
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

LA COLORADA AG - AZ 70 DIP 0

________________________________________________ 136 R.H. McMillan Ltd. Consulting Geologist

C0 = .160
C1 = .360
C2 = .880
A1 = 5.0
A2 = 34.0
Number of Pairs
135
472
471
811
643
665
911
1153
884
1060
1198
680
456
286
187
102
61
29
35
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

LA COLORADA AG - AZ 340 DIP 0

________________________________________________ 137 R.H. McMillan Ltd. Consulting Geologist

C0 = .160
C1 = .360
C2 = .880
A1 = 35.0
A2 = 100.0
Number of Pairs
379
963
672
473
343
277
265
267
307
321
340
278
217
172
120
61
32
5
3
1
2.00
1.60
1.20
.80
.40
.00
Gamma (h) /Mean Squared
.0
50.0
100.0
150.0
200.0
250.0
LAG h (metres)

LA COLORADA AG - AZ 0 DIP -90

________________________________________________ 138 R.H. McMillan Ltd. Consulting Geologist

APPENDIX 5

CERTIFICATE OF ANALYSES – ALS CHEMEX – NORTH VANCOUVER RE MCMILLAN-DAWSON CHECK SAMPLES

________________________________________________ R.H. McMillan Ltd. Consulting Geologist

139

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **R.H. MCMILLAN LTD.**
6606 MARK LANE
VICTORIA BC V9E 2A1

Page: 1
Finalized Date: 11-OCT-2009
This copy reported on 14-OCT-2009
Account: MCMINRH

CERTIFICATE HE09109541

Project: LA COLORADA
P.O. No.:
This report is for 7 Rock samples submitted to our lab in Hermosillo, SONORA, Mexico on 3-OCT-2009.

The following have access to data associated with this certificate:

JAMES DAWSON	R.H. MCMILLAN	

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI-21	Received Sample Weight
LOG-22	Sample login - Rcd w/o BarCode
CRU-31	Fine crushing - 70% <2mm
SPL-21	Split sample - riffle splitter
PUL-31	Pulverize split to 85% <75 um
PUL-QC	Pulverizing QC Test
CRU-QC	Crushing QC Test

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
ME-GRA21	Au Ag 30g FA-GRAV finish	WST-SIM
ME-ICP41	35 Element Aqua Regia ICP-AES	ICP-AES

To: **R.H. MCMILLAN LTD.**
ATTN: R.H. MCMILLAN
6606 MARK LANE
VICTORIA BC V9E 2A1

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **R.H. MCMILLAN LTD.**
6606 MARK LANE
VICTORIA BC V9E 2A1

Page: 2 - A
Total # Pages: 2 (A - C)
Finalized Date: 11-OCT-2009
Account: MCMINRH

Project: LA COLORADA

CERTIFICATE OF ANALYSIS HE09109541

Sample Description	Method Analyte Units LOR	WEI-21 Recvd Wt. kg 0.02	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1	ME-ICP41 Fe % 0.01	ME-ICP41 Ga ppm 10
MD-01		2.31	1.5	0.83	24	<10	140	0.9	<2	0.33	52.2	4	33	64	1.73	<10
MD-02		2.38	2.2	0.16	16	<10	40	0.9	<2	0.07	4.1	4	8	99	0.83	<10
MD-03		2.87	1.9	0.47	49	<10	60	1.9	<2	0.82	46.6	5	34	124	1.67	<10
MD-04		2.41	4.7	0.86	47	<10	60	1.2	<2	2.19	27.5	4	75	118	2.07	<10
MD-05		0.64	3.2	0.55	52	<10	10	1.5	<2	0.22	6.0	<1	14	215	2.83	<10
MD-06		2.42	4.1	0.70	66	<10	20	2.6	<2	0.15	2.8	12	8	17	4.02	<10
MD-07		6.03	6.2	0.81	126	<10	30	1.9	<2	0.36	6.2	3	6	261	5.03	<10

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **R.H. MCMILLAN LTD.**
6606 MARK LANE
VICTORIA BC V9E 2A1

Page: 2 - B
Total # Pages: 2 (A - C)
Finalized Date: 11-OCT-2009
Account: MCMINRH

Project: LA COLORADA

CERTIFICATE OF ANALYSIS HE09109541

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1	ME-ICP41 Sr ppm 1	ME-ICP41 Th ppm 20
MD-01		<1	0.09	20	0.62	3390	3	0.10	23	630	30	0.02	4	4	27	<20
MD-02		<1	0.03	<10	0.04	1860	1	0.06	3	80	666	0.05	<2	1	16	<20
MD-03		1	0.05	10	0.25	3080	3	0.07	18	940	948	0.06	3	2	26	<20
MD-04		<1	0.05	10	0.86	3780	3	0.10	19	1000	1010	0.05	2	3	35	<20
MD-05		<1	0.02	<10	0.25	1530	6	0.08	3	160	1955	0.10	5	1	8	<20
MD-06		<1	0.17	10	0.15	548	12	0.07	8	650	285	0.53	11	3	35	<20
MD-07		<1	0.16	10	0.19	733	133	0.02	1	370	1710	0.06	8	3	87	<20

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: R.H. MCMILLAN LTD.
6606 MARK LANE
VICTORIA BC V9E 2A1

Page: 2 - C
Total # Pages: 2 (A - C)
Finalized Date: 11-OCT-2009
Account: MCMINRH

Project: LA COLORADA

CERTIFICATE OF ANALYSIS HE09109541

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Ti % 0.01	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2	ME-GRA21 Au ppm 0.05	ME-GRA21 Ag ppm 5
MD-01		0.01	<10	<10	30	<10	622	0.11	<5
MD-02		<0.01	<10	<10	11	<10	1005	0.53	<5
MD-03		<0.01	<10	<10	19	<10	5310	0.18	<5
MD-04		0.02	<10	<10	39	<10	2370	0.35	7
MD-05		<0.01	<10	<10	38	<10	2220	2.45	<5
MD-06		0.01	<10	<10	32	10	1305	0.95	6
MD-07		<0.01	<10	<10	42	<10	1935	0.32	8

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: R.H. MCMILLAN LTD.
6606 MARK LANE
VICTORIA BC V9E 2A1

Page: 1
Finalized Date: 11-OCT-2009
This copy reported on 27-NOV-2009
Account: MCMINRH

CERTIFICATE HE09108760

Project: LA COLORADA
P.O. No.:
This report is for 4 Soil samples submitted to our lab in Hermosillo, SONORA, Mexico on 3-OCT-2009.
The following have access to data associated with this certificate:

JAMES DAWSON	R.H. MCMILLAN	

SAMPLE PREPARATION

ALS CODE	DESCRIPTION
WEI-21	Received Sample Weight
LOG-22	Sample login - Rcd w/o BarCode
SCR-41	Screen to -180um and save both

ANALYTICAL PROCEDURES

ALS CODE	DESCRIPTION	INSTRUMENT
ME-GRA21	Au Ag 30g FA-GRAV finish	WST-SIM
ME-ICP41	35 Element Aqua Regia ICP-AES	ICP-AES

To: R.H. MCMILLAN LTD.
ATTN: R.H. MCMILLAN
6606 MARK LANE
VICTORIA BC V9E 2A1

This is the Final Report and supersedes any preliminary report with this certificate number. Results apply to samples as submitted. All pages of this report have been checked and approved for release.

Signature:
Colin Ramshaw, Vancouver Laboratory Manager

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: **R.H. MCMILLAN LTD.**
6606 MARK LANE
VICTORIA BC V9E 2A1

Page: 2 - A
Total # Pages: 2 (A - C)

Finalized Date: 11-OCT-2009
Account: MCMINRH

Project: LA COLORADA

CERTIFICATE OF ANALYSIS HE09108760

Sample Description	Method / Analyte / Units / LOR	WEI-21 Recvd Wt. kg 0.02	ME-GRA21 Au ppm 0.05	ME-GRA21 Ag ppm 5	ME-ICP41 Ag ppm 0.2	ME-ICP41 Al % 0.01	ME-ICP41 As ppm 2	ME-ICP41 B ppm 10	ME-ICP41 Ba ppm 10	ME-ICP41 Be ppm 0.5	ME-ICP41 Bi ppm 2	ME-ICP41 Ca % 0.01	ME-ICP41 Cd ppm 0.5	ME-ICP41 Co ppm 1	ME-ICP41 Cr ppm 1	ME-ICP41 Cu ppm 1
MD-08		0.83	0.77	<5	3.6	0.80	57	<10	80	1.6	<2	0.23	14.8	6	24	167
MD-09		1.71	1.77	10	2.0	0.24	138	<10	20	1.0	<2	0.07	3.5	<1	56	128
MD-10		1.47	1.55	<5	0.9	0.19	319	<10	20	1.1	<2	0.08	4.4	<1	58	63
MD-11		1.51	1.30	5	1.0	0.16	163	<10	10	0.6	<2	0.06	2.3	<1	56	60

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: R.H. MCMILLAN LTD.
6606 MARK LANE
VICTORIA BC V9E 2A1

Page: 2 - B
Total # Pages: 2 (A - C)
Finalized Date: 11-OCT-2009
Account: MCMINRH

Project: LA COLORADA

CERTIFICATE OF ANALYSIS HE09108760

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Fe % 0.01	ME-ICP41 Ga ppm 10	ME-ICP41 Hg ppm 1	ME-ICP41 K % 0.01	ME-ICP41 La ppm 10	ME-ICP41 Mg % 0.01	ME-ICP41 Mn ppm 5	ME-ICP41 Mo ppm 1	ME-ICP41 Na % 0.01	ME-ICP41 Ni ppm 1	ME-ICP41 P ppm 10	ME-ICP41 Pb ppm 2	ME-ICP41 S % 0.01	ME-ICP41 Sb ppm 2	ME-ICP41 Sc ppm 1
MD-08		4.53	<10	<1	0.07	10	0.27	4900	10	0.01	8	420	1415	0.08	6	3
MD-09		5.77	<10	<1	0.03	<10	0.02	1175	3	0.01	1	430	2250	0.12	7	1
MD-10		9.24	<10	<1	0.03	<10	0.02	2170	4	0.01	1	430	1295	0.11	17	2
MD-11		6.08	<10	<1	0.02	<10	0.01	146	3	0.01	<1	270	1035	0.09	3	1

ALS Chemex
EXCELLENCE IN ANALYTICAL CHEMISTRY
ALS Canada Ltd.
2103 Dollarton Hwy
North Vancouver BC V7H 0A7
Phone: 604 984 0221 Fax: 604 984 0218 www.alschemex.com

To: R.H. MCMILLAN LTD.
6606 MARK LANE
VICTORIA BC V9E 2A1

Page: 2 - C
Total # Pages: 2 (A - C)
Finalized Date: 11-OCT-2009
Account: MCMINRH

Project: LA COLORADA

CERTIFICATE OF ANALYSIS HE09108760

Sample Description	Method / Analyte / Units / LOR	ME-ICP41 Sr ppm 1	ME-ICP41 Th ppm 20	ME-ICP41 Ti % 0.01	ME-ICP41 Tl ppm 10	ME-ICP41 U ppm 10	ME-ICP41 V ppm 1	ME-ICP41 W ppm 10	ME-ICP41 Zn ppm 2
MD-08		67	<20	0.01	<10	<10	51	<10	1490
MD-09		96	<20	0.01	<10	<10	108	10	232
MD-10		76	<20	0.01	<10	<10	79	10	238
MD-11		61	<20	0.01	<10	<10	76	10	147

140

R.H. McMillan Ltd. Consulting Geologist

APPENDIX 6 TITLE OPINIONS

________________________________________________ R.H. McMillan Ltd. Consulting Geologist

141

URÍAS ROMERO Y ASOCIADOS, S.C.
MEXICAN CORPORATE AND MINING LAW CORPORATION
Avenida Lola Beltrán No. 211 Planta Alta
Int. 1. Fracc. Palos Prietos
Mazatlán, Sin. México 82018
Tel. (669) 118-4240 Fax (669) 118-4223

Mazatlán, Sinaloa, 19 de Octubre de 2009.

Alberto Orozco
Compañía Minera Pitalla, S.A. de C.V.
Boulevard Progreso y Solidaridad 628
Plaza Puesta del Sol Local 12 - Colonia Pilares
Hermosillo, Sonora, México. C.P. 83117
Main: (662) 136 80 80
Mobile: (662)173 06 22

Estimado Ing. Alberto Orozco:

Le envío adjunto la siguiente documentación:

- Opinión Legal sobre concesiones mineras con fecha 9 de octubre del Presente.

Si tiene Usted alguna duda o comentario al respecto, no dude en comunicarse a nuestras oficinas. Sin otro particular y agradeciéndole de antemano su atención, quedo a sus órdenes.

Reciba un cordial saludo,

Lic. Paloma Magallón.

URIAS ROMERO Y ASOCIADOS, S. C.
Mexican Corporate and Mining Law Corporation

Main Law Office:
Avenida Lola Beltrán No. 211 Planta Alta
Int. 1, Fracc. Palos Prietos
Mazatlán, Sin. México 82018
Tel. (669) 118-4240 Fax (669) 118-4223

"Personal and Confidential"

October 09th, 2009
(The date of the opinion)

Pediment Gold Corp.
Attention: Gary Freeman, President, C.E.O. & Director
720 - 789 West Pender Street
Vancouver, BC
Canada V6C 1H2

Dear Sir:

Re: The La Colorada Property

Dear Sirs / Mesdames:

We refer to the written request from Pediment Gold Corp. (the "Company") regarding a legal opinion in accordance with Mexican law (the "Legal Opinion") to be furnished by Urías Romero y Asociados, S.C. ("Urías") in respect to the existence, compliance with imposed obligations, legal standing of, and title to, (a) certain mining concessions located in the Municipality of La Colorada, State of Sonora, México (collectively, the "(the "La Colorada Mining Concessions").

In this respect, we advise that: (a) the writer is licensed to practice law only in Mexico (Professional Federal License # 4444033; (b) with respect to the items set forth below, no opinion is given as to the law of any other state, province or country; (c) the Legal Opinion is subject to any effect that any such other state, province or country law, if different from Mexican law, may have on the matters set forth herein; and, (d) the Legal Opinion is rendered upon the request from, and for the exclusive use by, the Company.

In respect to photocopies or facsimile copies of documents provided, we have assumed that any such photocopies or facsimile copies of documents examined are, in fact, true copies of authentic documents in existence, and that the persons purporting to have executed the documents examined are, in fact, the same persons named therein and, when executed on behalf of a corporation, that the persons so executing the documents have been duly authorized and that, in either case, such documents were validly executed and delivered.

- 2 -

Disclosure: For purposes hereof, we confirm and disclose that, to the knowledge of the writer, no person related to Urías Romero y Asociados, S.C. (a) holds, directly or indirectly, any equity or other interest either in the Company or any of its subsidiaries or (b) is an officer or director of the Company or any of its subsidiaries.

The Legal Opinion and the statements and representations contained herein shall be considered as of the Date of the Opinion, unless otherwise expressly stated hereunder.

THE "LA COLORADA MINING CONCESSIONS"

In respect to the "La Colorada Mining Concessions", we advise that:

A. The location and land area of the "La Colorada Mining Concessions" have not been confirmed by the writer and is not the subject of the Legal Opinion. Such confirmation can only be made by a land surveyor licensed under the *Mining Act* of México and its Regulations (the "Act"). We assumed the land area comprising the "La Colorada Mining Concessions" has been properly located by the Company.

B. The Legal Opinion is based on physical examination of records conducted on October 9, 2009 at the Mines Recorders' Office of the Federal Bureau of Mines of the Secretariat for the Economy of Mexico (the "Mines Registry"). Pursuant to the Act, the Mines Registry is the sole recording authority established under Mexican law for the issuance, recordation, certification and maintenance of mining concessions located within México and agreements affecting the rights attached thereto.

C. If any application or request for registration of any agreement or court order related to the "La Colorada Mining Concessions" is being considered by the Mines Registry as of the Date of the Opinion, such application or request is not subject of, and is expressly excluded from, the Legal Opinion, except when copies of any such agreement or court order have been provided to us and are expressly considered hereunder.

D. No audit has been conducted in respect to the amounts and distribution of expenditures filed in assessment works reports respecting the "La Colorada Mining Concessions".

E. A list of the "La Colorada Mining Concessions" is attached for reference as Appendix I hereto and made parte hereof.

Based on the foregoing, we advice as follows:

1. Legal Description:

1.1. Lot Name: Sonora II
1.2. Title Number: 187663
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 183, Volume

- 3 -

257.

1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 17/09/1990 to 16/09/2030
1.7. Status: Validly Subsisting.
1.8. Land Area: 8.8206 hectares

2. <u>Affectations:</u>

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

3. <u>Compliance with obligations (s.27 of the Act):</u>

3.1. Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)
3.2. Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Lulu
1.2. Title Number: 198975
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 315, Volume 278
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 11/02/1994 to 10/02/2044
1.7. Status: Validly Subsisting.
1.8. Land Area: 5.8738 hectares

2. <u>Affectations:</u>

2.1. Charges, encumbrance and/or liens: Non recorded
2.2. Agreements affecting any of the mining rights:

3. <u>Compliance with obligations (s.27 of the Act):</u>

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)
3.2 Mining Taxes: In compliance through 2nd semester 2009

- 4 -

1. Legal Description:

1.1. Lot Name: El Creston
1.2. Title Number: 199424
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 44, Volume 280.
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 19/04/1994 to 18/04/2044
1.7. Status: Validly Subsisting.
1.8. Land Area: 0.1300 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)
3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Sonova VI
1.2. Title Number: 199425
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreement, Registration Number 45, Volume 289.
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 19/04/1994 to 18/04/2044
1.7. Status: Validly Subsisting.
1.8. Land Area: 19.6494 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for

- 5 -

year 2009 must be filed by May 31, 2010).

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Demasias del Creston
1.2. Title Number: 199929
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 189, Volume 281
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 17/06/1994 to 16/06/2044
1.7. Status: Validly Subsisting.
1.8. Land Area: 0.7715 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)
3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Ext. Sonora IV
1.2. Title Number: 207597
1.3. Concessionaire(s): Exploraciones La Colorada, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 297, Volume 302
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 30/06/1998 to 29/06/2004
1.7. Status: CANCELLED (SEE NOTE No.2)
1.8. Land Area: 443.0047 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: N/A
2.2. Agreements affecting any of the mining rights: N/A

3. Compliance with obligations (s.27 of the Act):

- 6 -

3.1. Assessment Work Reports: N/A
3.2. Mining Taxes: N/A

---

1. Legal Description:

1.1. Lot Name: Vicenza
1.2. Title Number: 211757
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of **Title**: Book of Mining Agreements, Registration Number 137, Volume 314.
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 30/06/2000 to 29/06/2050
1.7. Status: Validly Subsisting.
1.8. Land Area: 1.4686 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.3 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010).
3.4 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Sonora V
1.2. Title Number: 211758
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 138, Volume 314
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 30/06/2000 to 29/06/2050
1.7. Status: Validly Subsisting.
1.8. Land Area: 280.9564 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

- 7 -

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)
3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Sonora IV
1.2. Title Number: 211788
1.3. Concessionaire(s): Grupo Minero FG, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 168, Volume 314.
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 28/07/2000 to 27/07/2050
1.7. Status: Validly Subsisting.
1.8. Land Area: 554.4622 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

The "Pitalla Exploration and Option Agreement" (SEE NOTE No1)

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)
3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Sonora I
1.2. Title Number: 211856
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 236, Page 118, Volume 314
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 28/07/2000 to 27/07/2050
1.7. Status: Validly Subsisting.
1.8. Land Area: 157.9862 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

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3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: La Muculufa
1.2. Title Number: 211945
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 325, Volume 314.
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 28/07/2000 to 27/07/2050
1.7. Status: Validly Subsisting.
1.8. Land Area: 24.0000 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Fraccion Sonora III
1.2. Title Number: 211958
1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)
1.4. Recordation of Title: Book of Mining Agreements, Registration Number 338, Volume 314
1.5. Location: La Colorada, Sonora
1.6. Term of Validity: 27/07/2000 to 26/07/2050
1.7. Status: Validly Subsisting.
1.8. Land Area: 37.7795 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

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3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Sonora III

1.2. Title Number: 211974

1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)

1.4. Recordation of Title: Book of Mining Agreements, Registration Number 354, Volume 314

1.5. Location: La Colorada, Sonora

1.6. Term of Validity: 18/08/2000 to 17/08/2050

1.7. Status: Validly Subsisting.

1.8. Land Area: 51.0269 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded

2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: La Cruz

1.2. Title Number: 217502

1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)

1.4. Recordation of Title: Book of Mining Agreements, Registration Number 122, Volume 330

1.5. Location: La Colorada, Sonora

1.6. Term of Validity: 16/07/2002 to 15/07/2052

1.7. Status: Validly Subsisting.

1.8. Land Area: 1.5488 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded

2.2. Agreements affecting any of the mining rights:

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3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Creston Dos Frac. I

1.2. Title Number: 218678

1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)

1.4. Recordation of Title: Book of Mining Agreements, Registration Number 218, Volume 333

1.5. Location: La Colorada, Sonora

1.6. Term of Validity: 03/12/2002 to 02/12/2052

1.7. Status: Validly Subsisting.

1.8. Land Area: 344.5873 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded

2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Creston Dos Fracc. II

1.2. Title Number: 218679

1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)

1.4. Recordation of Title: Book of Mining Agreements, Registration Number 219, Volume 333

1.5. Location: La Colorada, Sonora

1.6. Term of Validity: 03/12/2002 to 02/12/2052

1.7. Status: Validly Subsisting.

1.8. Land Area: 4.4918 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded

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2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Creston Dos Fracc. III

1.2. Title Number: 218680

1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)

1.4. Recordation of Title: Book of Mining Agreements, Registration Number 220, Volume 333.

1.5. Location: La Colorada, Sonora

1.6. Term of Validity: 03/12/2002 to 02/12/2052

1.7. Status: Validly Subsisting.

1.8. Land Area: 109.7378 hectares

2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded

2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.1 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)

3.2 Mining Taxes: In compliance through 2nd semester 2009

---

1. Legal Description:

1.1. Lot Name: Creston Tres

1.2. Title Number: 218869

1.3. Concessionaire(s): Compañía Minera Pitalla, S.A. de C. V. (100%)

1.4. Recordation of Title: Book of Mining Agreements, Registration Number 49, Volume 334

1.5. Location: La Colorada, Sonora

1.6. Term of Validity: 23/01/2003 to 22/01/2053

1.7. Status: Validly Subsisting.

1.8. Land Area: 466.5758 hectares

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2. Affectations:

2.1. Charges, encumbrance and/or liens: None recorded
2.2. Agreements affecting any of the mining rights:

3. Compliance with obligations (s.27 of the Act):

3.3 Assessment Work Reports: In compliance through 2008 (assessment work report for year 2009 must be filed by May 31, 2010)
3.1 Mining Taxes: In compliance through 2nd semester 2009

NOTES

NOTE NO. 1:

An Assignment of Mining Concessions Rights and Obligations Agreement (the "Pitalla Assignment Agreement") was executed on November 27th, 2008 by and between Exploraciones La Colorada, S.A. de C.V. ("La Colorada") and Compañía Minera Pitalla, S.A. de C.V. ("Pitalla") whereby La Colorada assigned and transferred to Pitalla, free and clear of any encumbrance, charge or limitation of ownership whatsoever, 100% title to the "La Colorada Mining Concessions", which include mining concession title 211788 ("Sonora IV").

NOTE NO. 2:

On December 13, 2004 the Mines Registry formally rejected an application for mining exploitation concession filed in respect to the Ext. Sonora IV mining concession (title no. 207597) and ordered the cancellation of such claim On September 8, 2008 the Mines Registry rejected a Revision Recourse filed against the cancelation order and confirmed its decision to cancel the Ext. Sonora IV mining concession (title no. 207597); according to the records of the Mines Registry, such mining concession is cancelled and, on this date, its ground is scheduled to be open for location.

LEGAL OPINION

It is our opinion that based on the foregoing and subject to the notations set forth above, the "La Colorada Mining Concessions" is:

(a) validly issued, recorded and subsisting *(save and except for the Ext. Sonora IV mining concession (title no. 207597) SEE NOTE No.2)*;

(b) in compliance with payment of mining duties and reporting of assessment work mandated under Subsections 27 (1) and (2) of the Act;

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(c) free and clear of any liens, charges, encumbrances or limitations of ownership whatsoever; and,

(d) free and clear of any proceedings seeking the cancellation, nullity or non-existence of the mining rights attached thereto.

We trust the Legal Opinion has been responsive to your request. Should you have any further questions or comments, please contact the writer.

Yours Truly,

Urías Romero y Asociados; S. C.

Lic. Paloma Magallón Osuna
Attorney-at-law (México)

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APPENDIX I

THE "LA COLORADA MINING CONCESSIONS"

Lot Name	Title Number	Land Area
Sonora II	187663	8.8206
LULU	198975	5.8738
El Crestón	199424	0.1300
Sonora VI	199425	19.6494
Demasias del Crestón	199929	0.7715
Ext. Sonora IV	207597	443.0047
Vicenza	211757	1.4686
Sonora V	211758	280.9564
Sonora IV	211788	554.4622
Sonora I	211856	8.8206
La Muculufa	211945	24.0000
Fracción Sonora III	211958	37.7795
Sonora III	211974	51.0269
La Cruz	217502	1.5488
Crestón Dos fracc. I	218678	344.5873
Crestón Dos fracc.II	218679	4.4918
Crestón Dos Fracc.III	218680	109.7378
Crestón III	218869	466.5758

Pizarro-Suárez & Vázquez

A B O G A D O S

March 20, 2009

Mr. Alberto J. Orozco
Compañía Minera Pitalla, S.A. de C.V.
Boulevard Progreso y Solidaridad 628 Local 12
Hermosillo, Sonora
México
C.P. 83117

Re: Minera Pitalla, S.A. de C.V.
General

Dear Mr. Orozco:

We make reference to your request for us to provide you with an opinion on the status of the mining concessions covering the: "CARMELITA", title 214065, "LOS PILARES", title 214197; and "CRESTONCITO", title 231252, lots (hereinafter jointly identified as the LOTS).

As concerns the first part of this due diligence report, identified as Title Report, and which purpose was to determine the current legal status of the referred 3 (three) mining concessions, our due diligence was focused on and limited to reviewing and examining the following records and to make such investigations as we considered necessary, appropriate or relevant for the purposes of rendering the opinions expressed herein below:

- Files kept by the General Direction of Mines **(DGM)**, including investigations to obtain verbal information from officers of said DGM.

- Public records kept by the Public Registry of Mining **(RPM)**.

With respect to all documents examined by us, we have assumed the genuineness of all signatures, the legal capacity of all individuals signing documents, the authenticity of all the documents submitted to us as originals and the conformity to originals of all documents submitted to us as photostatic, facsimile, scanned, or electronically transmitted copies thereof.

We are only authorized to practice law in México and are not permitted to practice in any other jurisdiction, and hence we do not purport to be experts on, or to express any opinion herein concerning, any law other than the laws of the United Mexican States.

Subject to the qualifications and assumptions expressed herein, our report follows:

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Félix Berenguer 125-4 Col. Lomas Virreyes
11000 México, D.F. Tel: +52(55)5202-6592
Tel: +52(55)5540-6238 Fax: +52(55)5540-6537
www.psvabogados.com

I. TITLE REPORT

1. LIST OF MINING CONCESSIONS SUBJECT MATTER OF THIS TITLE OPINION

	LOT	HOLDER	SURFACE (Hectares)	TITLE	TYPE OF CONCESSION	TERM	LOCATION
1	Carmelita	Minera Recami, S.A. de C.V. (RECAMI)	150.0000	214065	Mining	August 9, 2051	La Colorada, Sonora
2	Los Pilares	RECAMI	249.0328	214187	Mining	August 9, 2051	La Colorada, Sonora
3	Crestoncito	Darío Renan Pérez Priego	1.1693	231252	Mining	January 24, 2058	La Colorada, Sonora

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2. RELEVANT INFORMATION AS TO EACH MINING CONCESSION

1.				
	Name of the lot:	**CARMELITA**		
	Title number:	214065		
	Titleholder	Minera Recami, S.A. de C.V.		
	Type of concession:	Mining		
	Surface (hectares):	150.0000		
	Municipality:	La Colorada, Sonora		
	Term of the concession:	From August 10, 2001 through August 9, 2051		
	Registration data of the concession at RPM:	Book:	Mining Concessions	
		Volume:	320	
		Page:	143	
		Number:	285	
	Mining duties (surface taxes):	Subject to that mentioned in the following paragraph, according to verbal information obtained from officers of the DGM, most of the mining duties corresponding to this concession have been paid in full up to the first semester of 2009. We were informed that there is an outstanding balance in favor of the tax authorities on those mining duties corresponding to 2001 and 2002; however, we were also informed that the DGM did not request any of these payments and therefore, according to the applicable legal provisions in Mexico, tax authorities are not allowed to request the payment of such balances (the foregoing, given that the authority has a 5 year term to request any outstanding tax; if no requirement was made within such time frame the right of the authority expires). We were also informed that as concerns the mining duties corresponding to the second semester of 2008, an outstanding balance in the amount of $2.00 MexCy exists and regardless the fact that no requirement has been made by the DGM we would suggest to make the payment of such balance.		
	Proof of Assessment Works:	The DGM has not updated its data base as to the proof of assessment works filed by any concessionaire; therefore same was not able to provide us with information on this issue **(see Note 1)**.		
	Liens, encumbrances, burdens or contracts in effect:	a) On July 17, 1997, the registration of the contribution of this concession by its original concessionaire to Minera Recami, S.A. de C.V. was recorded with the Public Registry of Mining. b) On September 29, 2008 a Contract of Exploration, Exploitation with a Purchase Option between Minera Recami, S.A. de C.V. and Compañía Minera Pitalla, S.A. de C.V. on the rights deriving from this lot was recorded with the RPM under number 121 of page 72, volume 24 of the Book of Mining Acts, Contracts and Agreements. c) There are no liens, encumbrances, burdens or additional contracts registered with the RPM in which this mining concession is involved.		

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2.		
	Name of the lot:	**LOS PILARES**
	Title number:	214187
	Titleholder:	RECAMI
	Type of concession:	Mining
	Surface (hectares):	249.0328
	Municipality:	La Colorada, Sonora
	Term of the concession:	From August 10, 2001 through August 9, 2051
	Registration data of the concession at RPM:	Book: Mining Concessions Volume: 321 Page: 47 Number: 24
	Mining duties (surface taxes):	According to verbal information obtained from officers of the DGM, the mining duties corresponding to this concession have been paid in full up to the first semester of 2009.
	Proof of Assessment Works:	The DGM has not up dated its data base as to the proof of assessment works filed by any concessionaire; therefore same was not able to provide us with information on this issue **(see Note 1)**.
	Liens, encumbrances, burdens or contracts in effect:	a) The registration of the contribution of this concession by its original concessionaire to Minera Recami, S.A. de C.V. was recorded with the Public Registry of Mining. b) On September 29, 2008 a Contract of Exploration, Exploitation with a Purchase Option between Minera Recami, S.A. de C.V. and Compañía Minera Pitalla, S.A. de C.V. on the rights deriving from this lot was recorded with the RPM under number 121 of page 72, volume 24 of the Book of Mining Acts, Contracts and Agreements. d) There are no liens, encumbrances, burdens or additional contracts registered with the RPM in which this mining concession is involved.

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3.	**Name of the lot:**	**CRESTONCITO**
	Title number:	231252
	Titleholder:	Darío Renán Pérez Priego
	Type of concession:	Mining
	Surface (hectares):	1.1693
	Municipality:	La Colorada, Sonora
	Term of the concession:	From January 25, 2008 through January 24, 2058
	Registration data of the concession at RPM:	Book: Mining Concessions Volume: 368 Page: 96 Number: 192
	Mining duties (surface taxes):	According to verbal information obtained from officers of the DGM, the mining duties corresponding to this concession have been paid in full up to the first semester of 2009.
	Proof of Assessment Works:	The DGM has not up dated its data base as to the proof of assessment works filed by any concessionaire; therefore same was not able to provide us with information on this issue **(see Note 1)**.
	Liens, encumbrances, burdens or contracts in effect:	a) On September 29, 2008 a Contract of Exploration, Exploitation with a Purchase Option between Darío Renán Pérez Priego and Compañía Minera Pitalla, S.A. de C.V. on the rights deriving from this lot was recorded with the RPM under number 121 of page 72, volume 24 of the Book of Mining Acts, Contracts and Agreements. b) There are no liens, encumbrances, burdens or additional contracts registered with the RPM in which this mining concession is involved.

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NOTES

1. In accordance with that set forth in last paragraph of article 69 of the Regulations to the Mining Law, it is considered that the reports of proof of assessment works have been duly filed whenever a concessionaire is holder of concessions with a surface of less than 1,000 hectares.

   That mentioned in the preceding paragraph means that any mining concessionaire holding mining concessions which jointly cover less than 1,000 hectares, do not have the obligation of filing the proof of assessment works.

   Notwithstanding that mentioned above, the mining authority has the right to verify the execution of mining works at any time.

   In any case, it would be convenient to obtain a specific statement of the concessionaires certifying that they are holders of mining concessions covering less than the referred 1,000 hectares or, in its case, copies of the reports filed with the mining authorities to prove the assessment works; in such a case the reports should had been filed in May of every year.

2. In accordance to the applicable legal provisions in Mexico, all of the concessions referred to in this Title Opinion are in full force and effects and given some recent amendments to the Mining Law, all of them allow the respective concessionaire to carry out exploration, exploitation and beneficiation works.

3. According to the applicable legal provisions, mining concessionaires must obtain the environmental authorizations from the corresponding authorities, prior to carrying out any exploration or exploration work.

CONCLUSIONS

1. Subject to that mentioned in Note 1 of this document, we are of the opinion that the 3 (three) mining concessions subject matter of this title opinion are legally valid and in good standing.

The opinions expressed herein are based upon the law in effect on the date hereof, and we assume no obligation to revise or supplement this due diligence report should such law be changed in any respect by legislative action, judicial decision or otherwise.

This opinion is rendered to you solely for your benefit, and may not be used, circulated, quoted or otherwise referred to for any other purpose.

Sincerely

Alberto M. Vázquez

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